Form 10-K, Exhibit 13
period 2001-12-29
FRESH BRANDS INC
filed 2002-03-15
CIK 1135431

                                          Five-Year Financial Highlights

===============================================================================================================================
(Dollars and shares in thousands, except per share data)                                  Fiscal Year (a)(b)
-------------------------------------------------------------------------------------------------------------------------------
                                                        2001           2000            1999           1998            1997
-------------------------------------------------------------------------------------------------------------------------------
Consolidated statements of earnings data:
  Net sales                                         $  580,201      $  502,056     $  496,959      $  484,885     $  473,006
  Gross profit                                         105,636          82,753         80,350          78,070         73,907
  Earnings before income taxes                          12,550          12,762         13,656          13,916         12,418
  Provision for income taxes                             4,769           4,849          5,298           5,398          4,781
  Net earnings                                           7,781           7,913          8,358           8,518          7,637
  Earnings per share - basic                              1.49            1.33           1.32            1.26           1.11
  Earnings per share - diluted                            1.48            1.33           1.30            1.23           1.06
  Cash dividends per share                                0.36            0.36           0.34            0.30           0.27
  Weighted average shares and outstanding -
    diluted (c)                                          5,269           5,951          6,438           6,923          7,148
  Net earnings-to-sales ratio                             1.34%           1.58%          1.68%           1.76%          1.61%
Consolidated balance sheet data
(at fiscal year-end):
  Working capital                                   $   18,952      $   30,721     $   29,797      $   32,884     $   29,217
  Total assets                                         139,235         104,899         93,627         104,316         98,866
  Current obligations under capital leases and
    current maturities of long-term debt                 1,515             954            842             792            866
  Long-term debt                                        16,569           2,685          2,865           3,021          3,165
  Long-term obligations under capital leases            20,808           8,284          9,069           9,764         11,177
  Total shareholders' investment                        50,420          49,513         47,969          53,085         50,384
Other data:
  Capital additions                                 $    5,965      $    5,278     $    3,209      $    3,847     $    4,868
  Depreciation and amortization                          6,895           5,215          4,959           5,075          4,517

NOTES:     (a)  Our fiscal year ends on the Saturday closest to December
                31. The 1997 fiscal year was a 53-week period. All other fiscal years presented were 52-week periods.

           (b) All data should be read in conjunction with our audited consolidated financial statements and "Management's discussion and analysis of financial condition and results of operations" as set forth in this Annual Report.

           (c) The weighted average shares outstanding - diluted for 1997 have been retroactively restated to account for the three-for-two stock split on September 5, 1997.

MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING

The management of Fresh Brands, Inc. is responsible for the preparation, objectivity and integrity of the Company's consolidated financial statements contained in the Company's 2001 Annual Report to Shareholders. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best estimates and informed judgments.

To help assure that financial information is reliable and assets are safeguarded, management maintains a system of internal controls and procedures which it believes is effective in accomplishing these objectives. These controls and procedures are designed to provide reasonable assurance, at appropriate costs, that transactions are executed and recorded in accordance with management's authorization.

The Company's consolidated financial statements have been audited by its independent public accountants, Arthur Andersen LLP, whose report was based on audits conducted in accordance with generally accepted auditing standards and is presented below. As part of its audit, they performed a review of the Company's system of internal controls for the purpose of determining the amount of reliance to place on those controls relative to the audit tests it performed.

The Audit Committee of the Board of Directors, composed of directors who are not officers or employees of the Company, meets periodically with Arthur Andersen LLP and management to inquire as to whether each is properly discharging its responsibilities. The independent public accountants have direct access to the Audit Committee.


/s/ Elwood F. Winn                      /s/ Armand C. Go
Elwood F. Winn                          Armand C. Go
President and                           Vice President, Chief Financial Officer,
Chief Executive Officer                 Treasurer and Secretary

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
Fresh Brands, Inc.:

We have audited the accompanying consolidated balance sheets of Fresh Brands, Inc. (a Wisconsin Corporation, and formerly Schultz Sav-O Stores, Inc.) and its subsidiaries as of December 29, 2001 and December 30, 2000 and the related consolidated statements of earnings, cash flows and shareholders' investment for each of the three fiscal years in the period ended December 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresh Brands, Inc. and its subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
February 15, 2002

                                            FRESH BRANDS, INC.
                                       CONSOLIDATED BALANCE SHEETS
                              As of December 29, 2001 and December 30, 2000
(In thousands, except per share data)
--------------------------------------------------------------------------------------------------------
Assets                                                                       2001             2000
--------------------------------------------------------------------------------------------------------
Current assets:
    Cash and equivalents                                                  $    11,501      $    31,309
    Receivables, net                                                           11,385           11,691
    Inventories                                                                34,952           24,259
    Land and building for resale                                                4,770              647
    Other current assets                                                        2,220            2,269
    Deferred income taxes                                                       4,459            4,102
--------------------------------------------------------------------------------------------------------
    Total current assets                                                       69,287           74,277
--------------------------------------------------------------------------------------------------------

Noncurrent receivable under capital subleases                                   9,278            4,163
Property and equipment, net                                                    26,513           19,393
Property under capital leases, net                                             10,604            3,051
Goodwill, net                                                                  20,280              717
Other noncurrent assets, net                                                    3,273            3,298
--------------------------------------------------------------------------------------------------------
Total assets                                                              $   139,235      $   104,899
========================================================================================================

Liabilities and Shareholders' Investment
--------------------------------------------------------------------------------------------------------
Current liabilities:
    Accounts payable                                                      $    33,981      $    27,700
    Accrued salaries and benefits                                               7,845            5,673
    Accrued insurance                                                           3,150            3,032
    Other accrued liabilities                                                   3,844            6,197
    Current obligations under capital leases                                    1,192              785
    Current maturities of long-term debt                                          323              169
--------------------------------------------------------------------------------------------------------
    Total current liabilities                                                  50,335           43,556
--------------------------------------------------------------------------------------------------------

Long-term obligations under capital leases                                     20,808            8,284
Long-term debt                                                                 16,569            2,685
Deferred income taxes                                                           1,103              861
Shareholders' investment:
   Common stock, $0.05 par value, authorized 20,000,000 shares,
     issued 8,750,342 in 2001 and 2000                                            438              438
   Additional paid-in capital                                                  15,371           15,174
   Retained earnings                                                           75,680           69,767
   Treasury stock at cost, 3,584,897 shares in 2001 and 3,165,213
     shares in 2000                                                           (41,069)         (35,866)
--------------------------------------------------------------------------------------------------------
   Total shareholders' investment                                              50,420           49,513
--------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' investment                            $   139,235      $   104,899
========================================================================================================
See notes to consolidated financial statements.

                                   CONSOLIDATED STATEMENTS OF EARNINGS
                                   For fiscal years 2001, 2000 and 1999
(In thousands, except per share data)
--------------------------------------------------------------------------------------------------------
                                                                  2001           2000           1999
--------------------------------------------------------------------------------------------------------
Net sales                                                      $ 580,201      $ 502,056      $ 496,959
Cost of products sold                                            474,565        419,303        416,609
--------------------------------------------------------------------------------------------------------
Gross profit                                                     105,636         82,753         80,350
Operating and administrative expenses                             92,323         70,488         67,108
--------------------------------------------------------------------------------------------------------
Operating income                                                  13,313         12,265         13,242
Interest income                                                      605          1,349          1,175
Interest expense                                                  (1,368)          (852)          (761)
--------------------------------------------------------------------------------------------------------
Earnings before income taxes                                      12,550         12,762         13,656
Provision for income taxes                                         4,769          4,849          5,298
--------------------------------------------------------------------------------------------------------
Net earnings                                                   $   7,781      $   7,913      $   8,358
--------------------------------------------------------------------------------------------------------
Earnings per share - basic                                         $1.49          $1.33          $1.32
========================================================================================================
Earnings per share - diluted                                       $1.48          $1.33          $1.30
========================================================================================================
See notes to consolidated financial statements.

                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   For fiscal years 2001, 2000 and 1999
(In thousands)
--------------------------------------------------------------------------------------------------------
                                                                 2001           2000           1999
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings                                                   $   7,781      $   7,913      $   8,358
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
   Depreciation and amortization                                   6,895          5,215          4,959
   Deferred income taxes                                            (115)          (177)           481
   Changes in assets and liabilities, net of acquisition:
     Receivables                                                   1,224         (5,062)        (1,176)
     Inventories                                                  (4,450)         2,054         (2,362)
     Other current assets                                         (3,818)           544           (630)
     Accounts payable                                                744          8,155         (4,473)
     Accrued liabilities                                          (2,921)         2,612            310
--------------------------------------------------------------------------------------------------------
Net cash flows from operating activities                           5,340         21,254          5,467
--------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Acquisition, net of cash acquired                             (27,505)         -              -
   Capital expenditures                                           (5,965)        (5,278)        (3,209)
   Receipt of principal amounts under capital subleases              367            326            407
   Sale of assets and other                                        2,188              8            311
--------------------------------------------------------------------------------------------------------
Net cash flows from investing activities                         (30,915)        (4,944)        (2,491)
--------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Net change in revolver activity                                13,650          -              -
   Payment for acquisition of treasury stock                      (9,662)        (6,067)       (12,864)
   Receipt for private placement sale of treasury stock            3,300          -              -
   Payment of cash dividends                                      (1,868)        (2,141)        (2,155)
   Exercise of stock options                                       1,078          1,602            924
   Principal payments on capital lease obligations                  (905)          (696)          (655)
   Long-term debt borrowing                                          335          -              -
   Principal payments on long-term debt                             (242)          (156)          (146)
   Other financing activities                                         81             24             19
--------------------------------------------------------------------------------------------------------
Net cash flows from financing activities                           5,767         (7,434)       (14,877)
--------------------------------------------------------------------------------------------------------
Cash and equivalents:
   Net change                                                    (19,808)         8,876        (11,901)
   Balance, beginning of year                                     31,309         22,433         34,334
--------------------------------------------------------------------------------------------------------
Balance, end of year                                           $  11,501      $  31,309      $  22,433
========================================================================================================
See notes to consolidated financial statements.

                                                 FRESH BRANDS, INC.
                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                                        For fiscal years 2001, 2000 and 1999
(In thousands, except per share data)
---------------------------------------------------------------------------------------------------------------------
                                             Common        Additional                                    Total
                                           Stock $0.05      Paid-in       Retained       Treasury     Shareholders'
                                            par value       Capital       Earnings        Stock         Investment
---------------------------------------------------------------------------------------------------------------------
Balances at January 2, 1999                  $  438       $  14,359      $  57,792      $  (19,504)     $  53,085
---------------------------------------------------------------------------------------------------------------------
   Net earnings                                  -               -           8,358              -           8,358
   Cash dividends, common stock
      $0.34 per share                            -               -          (2,155)             -          (2,155)
   Acquisition of 821,600 shares of
      treasury stock                             -               -              -          (12,864)       (12,864)
   Issuance of 166,750 shares of
      treasury stock upon exercise
      of stock options                           -               -              -              924            924
   Tax benefits from exercise
    of stock options                             -              602             -               -             602
   Other                                         -               -              -               19             19
---------------------------------------------------------------------------------------------------------------------
Balances at January 1, 2000                     438          14,961         63,995         (31,425)        47,969
---------------------------------------------------------------------------------------------------------------------
   Net earnings                                  -               -           7,913              -           7,913
   Cash dividends, common stock
      $0.36 per share                            -               -          (2,141)             -          (2,141)
   Acquisition of 558,540 shares of
      treasury stock                             -               -              -           (6,067)        (6,067)
   Issuance of 200,100 shares of
      treasury stock upon exercise
      of stock options                           -               -              -            1,602          1,602
   Tax benefits from exercise of
    stock options                                -              213             -               -             213
   Other                                         -               -              -               24             24
---------------------------------------------------------------------------------------------------------------------
Balances at December 30, 2000                   438          15,174         69,767         (35,866)        49,513
---------------------------------------------------------------------------------------------------------------------
   Net earnings                                  -               -           7,781              -           7,781
   Cash dividends, Common stock
      $0.36 per share                            -               -          (1,868)             -          (1,868)
   Acquisition of 742,998 shares of
      treasury stock                             -               -              -           (9,662)        (9,662)
   Issuance of 200,000 shares of
      treasury stock in private
      placement sale                             -               -              -            3,300          3,300
   Issuance of 117,000 shares of
      treasury stock upon exercise
      of stock options                           -               -              -            1,078          1,078
   Tax benefits from exercise of
    stock options                                -              197             -               -             197
   Other                                         -               -              -               81             81
---------------------------------------------------------------------------------------------------------------------
Balances at December 29, 2001                $  438       $  15,371      $  75,680      $  (41,069)     $  50,420
=====================================================================================================================
See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      For fiscal years 2001, 2000 and 1999

NOTE 1
Description of Business
     At the Schultz Sav-O Stores, Inc.(Nasdaq: SAVO) annual shareholder meeting held on May 30, 2001 the shareholders approved a plan of share exchange to create a holding company, Fresh Brands, Inc. ("FBI"). After the share exchange, each Schultz Sav-O Stores, Inc. shareholder received one share of Fresh Brands, Inc. stock for every share of Schultz Sav-O Stores, Inc. stock that he or she owned. On June 4, 2001, the stock began trading on the Nasdaq National Market System under the symbol "FRSH".
     Fresh Brands Distributing, Inc. ("FBDI"), a wholly owned subsidiary of FBI located in Sheboygan, Wisconsin is engaged in the food distribution business through franchised and corporate Piggly Wiggly(R) retail supermarkets and as a supplier to independent food stores. Dick's(R) Supermarkets, Inc. ("DSI"), a wholly owned subsidiary of FBI located in Platteville, Wisconsin operates corporate Dick's retail supermarkets and is a wholesale supplier of bakery and deli goods. FBDI provides delivery of wholesale goods to corporate retail stores and other customers through PW Trucking, Inc., a wholly owned subsidiary of FBDI. The corporate-owned and franchised retail supermarkets operating under the Piggly Wiggly and Dick's Supermarkets brands, and independent food stores we supply are located throughout Wisconsin and northern Illinois.


NOTE 2
Summary of Significant Accounting Policies
Fiscal year
     Our fiscal year ends on the Saturday closest to December 31. The 2001, 2000 and 1999 fiscal years were 52-week periods ended December 29, 2001, December 30, 2000, and January 1, 2000, respectively.

Principles of consolidation
     The consolidated financial statements include the accounts of Fresh Brands, Inc. and its wholly-owned subsidiaries Fresh Brands Distributing, Inc., Dick's Supermarkets, Inc. (from the date of acquisition) and PW Trucking, Inc. Intercompany accounts and transactions have been eliminated.

Revenue recognition
     Wholesale revenue is recognized at the time products are shipped, as shipments are F.O.B. shipping point. Retail revenue is recognized at the point of sale.

Cash and equivalents
     Cash and equivalents consist of demand deposits at commercial banks and highly liquid investments with a maturity of three months or less when purchased. Cash equivalents are stated at cost which approximates market value.

Receivables
     We record receivables primarily from our wholesale customers, most of which are franchised customers. We continuously monitor the financial viability of our customers and provide an allowance for doubtful accounts related to both credit worthiness and retail subsidies that are provided to these customers. Receivables are shown net of the allowance for doubtful accounts of $3,450,000 and $3,850,000 at December 29, 2001 and December 30, 2000, respectively.

Inventories
     Inventories, substantially all of which consist of food, groceries and related products for resale, are stated at the lower of cost or market value. Cost is determined primarily on the last-in, first-out (LIFO) method. At Fresh Brands Distributing, Inc., for meat and produce, cost is determined on the first-in, first-out (FIFO) method. At December 29, 2001 and December 30, 2000, 84% and 79%, respectively, of all inventories were accounted for under the LIFO method.
     The excess of current cost over the stated LIFO cost of inventory was $9,704,000 and $10,284,000 at December 29, 2001 and December 30, 2000,
respectively.

Goodwill
     Goodwill is comprised of amounts paid in excess of the fair value of acquired net assets and is amortized on a straight-line basis over the estimated life of 20 years. Goodwill accumulated amortization was $775,000 and $174,000 at December 29, 2001 and December 30, 2000, respectively. The amortization of goodwill increased by approximately

$540,000 over the prior year due to the Dick's acquisition and impacted earnings per share by about $0.06. Goodwill amortization expense was $602,000, $59,000 and $59,000 for the fiscal years ended 2001, 2000 and 1999, respectively. For fiscal 2002, we will adopt Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to impairment tests at least annually in accordance with this statement. During fiscal 2002, we will perform the first of the required impairment tests of goodwill. Management expects no goodwill impairment as a result of the tests to be performed. Additionally, this accounting change is expected to have a positive impact on pre-tax operating earnings in 2002 of approximately $1.0 million.

Other current assets
     Other current assets at December 29, 2001 and December 30, 2000 consisted of the following:

(In thousands)
---------------------------------------------------------------
                                    2001              2000
---------------------------------------------------------------
Prepaid expenses                    $1,268            $1,417
Receivable under capital
   subleases                           526               368
Retail systems and
   supplies for resale                 426               484
---------------------------------------------------------------
Other current assets                $2,220            $2,269
===============================================================

     Receivables under capital subleases represent amounts due to us under sublease agreements with our franchised supermarkets. The subleases are established with the franchisees using terms similar to those existing under the primary lease agreement we have with the original lessor.

Property held for resale
     Property held for resale consists of costs incurred for retail facility projects which complete in less than one year. Project costs which we fund are accumulated until project completion. Upon project completion, and the subsequent sale of the facility, lease arrangements are established.

Property and equipment, net
     Property and equipment are stated at cost, net of depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment generally has a useful life of 4 to 7 years; computer hardware and software have a useful life of 3 to 5 years; buildings and land improvements have a useful life of 10 to 35 years; and leasehold improvements generally have a useful life of 10 to 20 years. Facility remodeling and upgrade costs on leased stores are capitalized as leasehold improvements and are amortized over the shorter of the remaining lease term or the useful life of the asset. Upon disposal, the appropriate asset cost and accumulated depreciation are retired. Gains and losses on disposition are included in earnings. Periodically, we evaluate all long-lived assets for impairment using the guidelines of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets". Asset cost is reduced when an impairment is identified. In fiscal, 2001 an impairment loss of $200,000 was recorded. No assets were determined to be impaired in fiscal 2000 or 1999.

     Property and equipment, net of accumulated depreciation at December 29, 2001 and December 30, 2000 consisted of the following:

(In thousands)
---------------------------------------------------------------
                                    2001              2000
---------------------------------------------------------------
Land and buildings                 $15,639          $18,939
Leasehold improvements               8,344            5,609
Equipment and fixtures              46,469           37,012
---------------------------------------------------------------
                                   $70,452           61,560
Less accumulated
   depreciation                    (43,939)         (42,167)
---------------------------------------------------------------
Property and equipment, net        $26,513          $19,393
===============================================================

Other noncurrent assets
     Other noncurrent assets, net of accumulated amortization of $3,273,000 and $3,298,000 at December 29, 2001 and December 30, 2000 consisted of the following:

(In thousands)
---------------------------------------------------------------
                                    2001              2000
---------------------------------------------------------------
Capitalized software, net           $3,036            $2,983
Other intangibles, net                  45               136
Other                                  192               179
---------------------------------------------------------------
Total                               $3,273            $3,298
===============================================================

     When events and circumstances warrant, we review the carrying value of capitalized software costs. Capitalized software generally has a useful life of 3 to 5 years. A loss may be recognized when the value of estimated undiscounted cash flow benefit related to the asset falls below the unamortized cost.

Accounts payable
     Accounts payable includes $10,709,000 and $11,537,000 at December 29, 2001 and December 30, 2000, respectively, of issued checks that have not cleared the Company's disbursing bank accounts.

Retail repositioning reserve
     Estimated repositioning and termination expenses associated with the closure, replacement or disposal of stores, consisting primarily of lease payments, related facility costs (taxes, utilities and maintenance) and severance payments are charged to operating and administrative expenses upon the decision to close, replace or dispose of a store as soon as the amounts are reasonably estimated. At December 29, 2001 and December 30, 2000, the remaining retail repositioning reserve was $300,000 and $495,000, respectively. This amount is included in other accrued liabilities on the balance sheet. It is expected that these costs will be completely expended by the end of 2003.

Financial instruments
     Our financial instruments consist of various debt facilities and cash equivalents. At December 29, 2001, the fair market value of the financial instruments was not materially different from the carrying value.

Supplementary disclosure of cash flow information
     Interest and taxes paid included in our cash flow from operations were as follows:

(In thousands)
-----------------------------------------------------------
                      2001          2000          1999
-----------------------------------------------------------
Interest paid      $    1,352    $      851    $      760
Taxes paid              5,523         4,873         4,649
-----------------------------------------------------------

Non-cash investing and financing activities include capital lease obligations incurred for properties of $13,933,000, $0 and $0 for 2001, 2000 and 1999, respectively. Offsetting capital sublease receivables for 2001 were $5,772,000.

Use of estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Advertising costs
     Costs incurred for producing and communicating advertising are generally expensed when incurred.

Shipping and handling fees and costs
     We have historically presented shipping revenues as a component of net sales and the related costs of transporting goods to the warehouse as part of cost of goods sold and the costs of shipping goods to customers as part of operating and administrative expenses. Shipping and handling costs included in operating and administrative expenses were $6,660,000, $5,567,000 and $5,355,000, in 2001, 2000, and 1999, respectively.

Reclassifications
     Certain 2000 and 1999 amounts previously reported have been reclassified to conform to the 2001 presentation.


New accounting pronouncements
     In May 2000, the Emerging Issues Task Force ("EITF") issued No. 00-14, "Accounting for Certain Sales Incentives". Issue 00-14 addresses the recognition, measurement, and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of, a single exchange transaction. This pronouncement will be adopted during fiscal 2002. We feel this will reduce sales and cost of sales by approximately $6,000,000 in fiscal 2002.
     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for Impairment of Disposal of Long-Lived Assets" effective for years beginning after December 15, 2001. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and provides additional implementation guidance for assets to be held and used and assets to be disposed of other than by sales. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of".

NOTE 3
Acquisition
     On June 16, 2001, we acquired all of the outstanding common stock of Dick's Supermarkets,

Inc. for approximately $30.2 million in cash (including assumption of funded debt). This acquisition has been accounted for under the purchase method of accounting, and the results of Dick's Supermarkets, Inc. have been included in our results from the date of acquisition. The purchase price was allocated to the fair market value of the assets acquired and the liabilities assumed. The purchase price allocation included the write-up to fair value of inventory and fixed assets of $1.7 million and $4.7 million, respectively.and resulted in goodwill of approximately $20.2 million.

     The following unaudited pro forma consolidated results of continuing operations present the companies as if they had been combined at the beginning of the periods presented. These pro forma results are based on assumptions considered appropriate by management. These pro forma results have been prepared for limited comparative purposes only and do not purport to be indicative of results which would have actually been reported had the acquisition taken place on January 2, 2000, or which may be reported in the future.

 (In thousands, except per share data)
 ------------------------------------------------------------
                                       2001         2000
 ------------------------------------------------------------
 Net sales                          $  624,254  $  608,480
 Net earnings                       $    7,206  $    7,800
 ------------------------------------------------------------
 Basic and diluted earnings per share
 ------------------------------------------------------------
    Basic                           $     1.38  $     1.31
    Diluted                         $     1.37  $     1.31
 ============================================================

NOTE 4
Long-Term Debt
     We entered into a new loan agreement in June 2001 providing unsecured revolving credit facilities totaling $35,000,000 which expires April 30, 2004. This arrangement provides for borrowings at interest rates based on either the bank's prime rate or adjusted LIBOR plus 1%. Quarterly commitment fees are also paid at a rate of .0625% based on the average daily unused amount of the revolving credit facility. At December 29, 2001, the interest rate was 3.12%. There are no compensating balance requirements. At December 29, 2001 we had related debt outstanding from the revolving line of credit of $13,650,000. There were no borrowings under this agreement during 2000.

     Long-term debt at December 29, 2001 and December 30, 2000 consisted of the following:

(In thousands)
 -------------------------------------------------------------
                                     2001           2000
 -------------------------------------------------------------
 Revolving line of credit       $    13,650          -
 Mortgage note, 9.675%, due in
    monthly installments of
    $33,026 including interest
    due through June 2012             2,618          2,754
 Note payable, 3.0%, due in
    monthly installments of
    $5,187 including interest
    due through July 2006               304          -
 Note payable, 2.0%, due in
    monthly installments of
    $7,626 including interest
    due through 2004                    254          -
 Land contract, 10.0%, due in
    annual installments of
    $33,333 through March 2003           66            100
 -------------------------------------------------------------
                                     16,892          2,854
 Less current maturities               (323)          (169)
 -------------------------------------------------------------
 Long-term debt                  $   16,569     $    2,685
 =============================================================
     At December 29, 2001, the fair value of the long-term debt was not materially different from carrying value. The revolving credit and term note agreements contain various covenants including, among others, the maintenance of defined working capital, net worth requirements, certain fixed charge coverage ratios, restrictions against pledging of or liens upon certain assets, mergers, significant changes in ownership and limitations on restricted payments. At December 29, 2001 we were in compliance with the requirements of all of our debt covenants.
     The total amount of long-term debt due in each of the fiscal years 2002 through 2006 will be $323,000, $351,000, $13,956,000, $250,000 and $234,000
respectively, and $1,778,000 from 2007 and thereafter.
     Interest expense consisted of the following:

(In thousands)
 ------------------------------------------------------------
                        2001          2000         1999
 ------------------------------------------------------------
 Imputed
    interest-capital    $  726        $  565       $  445
    leases
 Interest on
    long-term debt         584           287          302
 Other                      58            -            14
 ------------------------------------------------------------
 Interest expense       $1,368        $  852       $  761
 ============================================================

NOTE 5
Income Taxes
     The difference between the statutory federal income tax rate and the effective rate is summarized as follows:

------------------------------------------------------------
                              2001       2000       1999
------------------------------------------------------------
Federal income tax             34.1%      34.0%      34.0%
State income taxes, net
   of federal income tax
   benefit                      4.7        4.8        4.5
Other, net                     (0.8)      (0.8)       0.3
------------------------------------------------------------
Effective income tax rate      38.0%      38.0%      38.8%
============================================================

     Components of provision for income taxes consisted of the following:

(In thousands)
 -----------------------------------------------------------
                        2001         2000          1999
 -----------------------------------------------------------
 Currently payable
    Federal             $3,981       $4,076        $3,934
    State                  903          950           883
 Deferred                 (115)        (177)          481
 -----------------------------------------------------------
 Provision for
 income taxes           $4,769       $4,849        $5,298
 ===========================================================
     The components of deferred income tax assets and liabilities at December 29, 2001 and December 30, 2000 were as follows:

 (In thousands)
 -----------------------------------------------------------
                                    2001          2000
 -----------------------------------------------------------
 Deferred income tax assets:
   Bad debt reserve                  $1,346        $1,502
   Accrued insurance                  1,238         1,195
   Capital leases                       770           743
   Vacation pay                         964           718
   Retail repositioning reserve         117           193
   Other                                895           585
 -----------------------------------------------------------
 Total deferred income tax            5,330         4,936
    assets
 -----------------------------------------------------------
 Deferred income tax liabilities:
    Property and equipment           (1,887)       (1,618)
    Pension                             (87)          (77)
 -----------------------------------------------------------
 Total deferred income tax
    liabilities                      (1,974)       (1,695)
 -----------------------------------------------------------
 Net deferred income tax assets      $3,356        $3,241
 ===========================================================

     We currently have no requirements for a valuation allowance for our deferred income tax assets. The net deferred income tax assets as of December 29, 2001 and December 30, 2000 were classified in the balance sheet as follows:

(In thousands)
-----------------------------------------------------------
                                     2001           2000

-----------------------------------------------------------
Current deferred income tax
   asset                              $4,459         $4,102
Noncurrent deferred income tax
   liability                          (1,103)          (861)
-----------------------------------------------------------
Net deferred income tax assets        $3,356         $3,241
===========================================================

NOTE 6
Commitments and Contingent Liabilities
     As of December 29, 2001, we were contingently liable under guarantees of bank note agreements of wholesale customers totaling $14,779,000. All of the loan guarantees are substantially collateralized, principally with equipment and inventory, and to a lesser extent, with building facilities.
     Capital expenditure commitments made by the Company as of December 29, 2001 were approximately $15,000,000.

NOTE 7
Retirement Plans
     We have a trusteed retirement savings defined contribution plan, which includes provisions of Section 401(k) of the Internal Revenue Code, for the benefit of its non-union eligible employees. For FBDI, annual provisions are based on a mandatory 5% of eligible participant compensation and additional amounts at the sole discretion of the Board of Directors. For DSI, annual provisions are based on 1% of eligible participant compensation. Provisions for the three fiscal years ended 2001, 2000 and 1999 were $1,317,000, $975,000 and $930,000, respectively. Both plans allows participants to make pretax contributions. We then match certain percentages of employee contributions. Our matching contributions for 2001, 2000 and 1999 were $230,000, $95,000 and $90,000, respectively.
     We have union-administered multi-employer pension plans covering all hourly paid employees represented by collective bargaining agreements. Total pension expense was $2,010,000, $1,814,000 and $1,696,000 in fiscal years 2001, 2000 and
1999, respectively.

NOTE 8
Leases
     We lease most of our retail stores under lease agreements with original lease periods of 15 to 20 years and typically with five-year renewal options. Exercise of such options is dependent on, among others, the level of business conducted at the location. Executory costs, such as maintenance and real estate taxes, are generally our responsibility. In a majority of situations, we will enter into a lease for a store and sublease the store to a wholesale customer. When leases of this type are established, the future minimum lease payments due under the capital lease arrangements with our customers are recorded on our balance sheet as sublease receivables. Additionally, we lease transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some real estate leases contain contingent rental provisions based on sales volume at retail stores and some equipment leases contain contingent rental provisions based on miles traveled for tractors and trailers. Contingent rental expense associated with the Company's capital leases and sublease income was not material to our financial statements.
     Capitalized leases were calculated using interest rates appropriate at the inception of each lease. A summary of real property utilized by us under capital leases at December 29, 2001 and December 30, 2000 was as follows:

(In thousands)
 -------------------------------------------------------------
                                      2001          2000
 -------------------------------------------------------------
 Investments in leased property
    under capital leases          $    14,675    $    6,514
 Less accumulated amortization         (4,071)       (3,463)
 -------------------------------------------------------------
 Property under capital leases,   $    10,604    $    3,051
    net
 =============================================================

     Amortization of leased property under capital leases, included in operating and administrative expenses, amounted to $619,000, $411,000 and $287,000 in fiscal years 2001, 2000, 1999, respectively.

     The following is a schedule of future minimum lease payments under capital leases and subleases and the present value of such payments as of December 29, 2001:

(In thousands)
 ------------------------------------------------------------
                                   Capital        Capital
                                    Lease        Sublease
                                 Obligations    Receivables
 ------------------------------------------------------------
 2002                            $     3,130    $     1,473
 2003                                  3,106          1,484
 2004                                  2,910          1,490
 2005                                  2,952          1,499
 2006                                  2,863          1,394
 2007-2021                            23,249         10,164
 ------------------------------------------------------------
 Total minimum lease payments         38,210         17,504
 Less interest                       (16,210)        (7,700)
 ------------------------------------------------------------
 Present value of minimum lease
    payments and amounts
    receivable                        22,000          9,804
 Less current portion                 (1,192)          (526)
 ------------------------------------------------------------
 Long-term obligations and
    receivable                   $    20,808    $     9,278
 ============================================================

     The following is a schedule of future minimum lease payments required under operating leases for retail stores, transportation equipment, corporate office space and office equipment that have noncancelable operating lease terms in excess of one year as of December 29, 2001:

(In thousands)
------------------------------------------------------------
2002                                    $       13,188
2003                                            12,955
2004                                            12,496
2005                                            11,717
2006                                            10,956
2007-2020                                       81,636
------------------------------------------------------------
Total minimum lease payments                  $142,948
Less minimum amounts receivable
  under noncancelable subleases               (100,306)
------------------------------------------------------------
Net minimum lease payments              $       42,642
------------------------------------------------------------

     Rental expenses, net of rental income from subleases, for all operating leases amounted to $6,166,000, $5,260,000 and $5,010,000 in fiscal years 2001,
2000 and 1999, respectively. These amounts include $1,215,000, $1,035,000 and $1,054,000, respectively, for contingent rentals.

     In October of 2001, we entered into an arrangement to sale and leaseback an existing

Sheboygan, Wisconsin corporate supermaket for conversion into an additional distribution center. The new 20 year capital lease will expire in 2021.

NOTE 9
Stock Option Plans
     We have stock option plans which provide for the grant of either incentive or nonqualified stock options to key employees and nonqualified options to directors. The exercise price of each option is equal to the market price of our stock on the date of grant. Options granted prior to year 2000, are exercisable for seven years from the date of grant. Options granted beginning in January 2000, are now exercisable for ten years from the date of grant. Most options vest ratably over the first three years. Such vesting may be accelerated by the Stock Option Committee of the Board of Directors or upon a change in control of the Company, as defined by the plans.
     In fiscal 1996, we adopted the disclosure requirements of FAS No. 123. Had we determined compensation cost based on the fair value at the grant date for its stock options under FAS No. 123, our net earnings would have been reduced to the following pro forma amounts below:

(In thousands)
------------------------------------------------------------
                        2001          2000           1999
------------------------------------------------------------
Net earnings
  As reported           $7,781        $7,913         $8,358
  Pro forma              7,386         7,577          8,012
------------------------------------------------------------
Earnings per
 share-diluted
  As reported            $1.48         $1.33          $1.30
  Pro forma              $1.40         $1.27          $1.24
============================================================

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999:

(In thousands)
------------------------------------------------------------
                            2001        2000        1999
------------------------------------------------------------
Dividend yield               2.25%      2.00%       2.00%
Expected volatility         28.22%     25.01%      25.91%
Risk-free interest rate      5.05%      6.57%       4.75%
Expected term of grant    7.0 years  5.5 years   5.5 years
============================================================

     The fair values of each option granted in 2001, 2000 and 1999 were $3.85, $3.48 and $4.27, respectively.

     As of December 29, 2001, no incentive stock options have been granted. Following is a summary of the status of nonqualified stock options for the fiscal years 2001, 2000 and 1999:

 (In thousands)
------------------------------------------------------------
                                               Weighted
                               Number           Average
                              of shares     exercise prices
------------------------------------------------------------
Shares under option at
  January 2, 1999             672,750           $ 9.21
   Granted                    165,700            16.13
   Exercised                 (166,750)            5.54
   Forfeited                  (27,500)           14.81
------------------------------------------------------------
Shares under option at
  January 1, 2000             644,200            11.70
   Granted                    187,200            11.84
   Exercised                 (200,100)            8.01
   Forfeited                  (28,600)           14.38
------------------------------------------------------------
Shares under option at
  December 30, 2000           602,700            12.85
   Granted                    332,000            12.56
   Exercised                 (117,000)            9.22
   Forfeited                 (189,000)           14.38
------------------------------------------------------------
Shares under option at
  December 29, 2001           628,700            12.91
============================================================
Shares reserved for
grant at
  December 29, 2001           781,600
============================================================
Options granted in
  January, 2002               149,000           $18.75
============================================================

The range of options outstanding at December 29, 2001 is as follows:

------------------------------------------------------------
Price Range
   per Share         $9.67-$14.25   $15.00-$18.85
------------------------------------------------------------
Number of options       466,200          162,500    628,700
   outstanding
Weighted average
   exercise price
   outstanding           $11.78           $16.15     $12.91
Number of options
   exercisable          107,866          135,667    243,533
Weighted average
   exercise price
   exercisable           $11.63           $16.15     $14.15
Weighted average
   remaining
   contractual
   life (in years)         8.26             4.64       7.33
=============================================================

     When options are exercised, we realize certain income tax benefits. These benefits resulted in a decrease in current income taxes payable and a corresponding increase in additional paid-in capital.

     Nonqualified stock options were exercisable at the weighted average per share prices of $14.15, $12.09 and $9.29 at December 29, 2001, December 30, 2000 and January 1, 1999, respectively.

NOTE 10
Common Stock
     On October 11, 2001, the Board of Directors of Fresh Brands, Inc. declared a dividend of one common share purchase right for each outstanding share of common stock, par value $.05, of the Company. The dividend was payable on November 23, 2001 to the shareholders of record on November 9, 2001. The rights will be exercisable only if a person or group acquires 20% or more of our common stock or announces a tender offer, consummation of which would result in ownership by a person or group of 20% or more of the common stock. Each right will initially entitle shareholders to buy one share of our common stock at an initial exercise price of $50.00 per share, subject to adjustment. The rights do not have any voting rights or receive dividends and may be redeemed at a price of $.001 per right. If any person becomes a 20% or more shareholder of the company, each right, other than those owned by the 20% shareholder, will (subject to certain limitations) entitle its holder to purchase, at the rights' then-current exercise price, a number of common shares of the company or of the acquirer having a market value at that time of twice the rights' per share exercise price. The Board of Directors is also authorized to reduce the 20% threshold to not less than 10%. The rights expire on November 9, 2011, subject to extension.

NOTE 11
Earnings Per Share
     Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding and common stock equivalents during the year. Common stock equivalents used in computing diluted earnings per share related to stock options which, if exercised, would have a dilutive effect on earnings per share. We had antidilutive shares for 2001, 2000 and 1999 of 217,500, 441,000 and 153,700, respectively.

     Our calculations of earnings per share-basic and earnings per share-diluted were as follows:

(In thousands)
------------------------------------------------------------
                       2001         2000          1999
------------------------------------------------------------
Net earnings
 available for
 common
 shareholders        $    7,781   $    7,913   $    8,358
Weighted
 average shares
 outstanding              5,228        5,935        6,336
Earnings per
 share-basic              $1.49        $1.33        $1.32
------------------------------------------------------------
Net earnings
 available for
 common
 shareholders        $    7,781       $7,913       $8,358
Weighted
 average shares
 outstanding              5,228        5,935        6,336
Stock options'
 dilutive effect             41           16          102
Weighted
 average shares
 and equivalents
 outstanding              5,269        5,951        6,438
Earnings per
 share-diluted            $1.48        $1.33        $1.30
------------------------------------------------------------

NOTE 12
Segment Reporting
     Our operations are classified into two reportable business segments, wholesale and retail. The operational performance of both wholesale and retail segments are managed and evaluated by management.
     The wholesale segment represents our business activities relating to food wholesale distribution. At December 29, 2001, we provided products to 72 franchised units, 27 corporate stores and a number of independent retail stores. The wholesale segment includes warehousing, transportation, manufacturing and other logistical functions, and derives its revenues primarily from the sale of groceries, produce, dairy, meat and cigarette products to our franchised, corporate and independent retail customers. Topco LLC was a major supplier to our wholesale segment in 2001 providing nearly 12% of total inventory for each of the last three years. Inventory purchases from Topco for 2001, 2000 and 1999 were $55,703,000, $50,442,000 and $50,338,000, respectively. The retail segment relates to our retail supermarket activities. Revenues are realized through the sale of groceries, dairy, produce, meat, bakery, deli and other merchandise by our corporate retail stores to retail consumers.

     The accounting policies of the two segments are the same as those described in the Summary of Significant Accounting Policies. Our management utilizes several measurement tools in evaluating each segment's performance and each segment's resource requirements. However, the principal measurement tools are consistent with our consolidated financial statements and accordingly are reported on a similar basis. Wholesale operating profits on sales through our corporate stores are allocated to the retail segment. The "corporate" heading includes corporate-related items, principally cash and equivalents. As it relates to operating income, the "corporate" heading includes corporate-related items allocated to the appropriate segments.

     Summarized financial information concerning our reportable segments is shown in the following table:
(In thousands)
---------------------------------------------------------------
Sales                       2001         2000         1999
---------------------------------------------------------------
Wholesale sales          $ 451,934    $ 409,437    $ 411,913
Inter/Intracompany
Sales                     (143,156)    (114,910)    (123,376)
---------------------------------------------------------------
Net wholesale sales        308,778      294,527      288,537
Retail sales               271,423      207,529      208,422
---------------------------------------------------------------
Total                    $ 580,201    $ 502,056    $ 496,959
===============================================================

---------------------------------------------------------------
Earnings before
   income taxes             2001         2000         1999
---------------------------------------------------------------
Wholesale                $  10,207    $   9,351    $   9,870
Retail                       3,106        2,914        3,372
---------------------------------------------------------------
Total operating
   income                   13,313       12,265       13,242
Interest income                605        1,349        1,175
Interest expense            (1,368)        (852)        (761)
---------------------------------------------------------------
Earnings before
   income taxes          $  12,550    $  12,762    $  13,656
===============================================================

---------------------------------------------------------------
Capital Expenditures        2001         2000         1999
---------------------------------------------------------------
Wholesale                $   1,569    $     378    $     199
Retail                       3,175        2,214        1,869
Corporate                    1,221        2,686        1,141
---------------------------------------------------------------
Total                    $   5,965    $   5,278    $   3,209
===============================================================

---------------------------------------------------------------
Depreciation and
   Amortization             2001         2000         1999
---------------------------------------------------------------
Wholesale                $     926    $     829    $     820
Retail                       4,705        3,001        2,450
Corporate                    1,264        1,385        1,689
---------------------------------------------------------------
Total                    $   6,895    $   5,215    $   4,959
===============================================================

---------------------------------------------------------------
Identifiable Assets         2001         2000         1999
---------------------------------------------------------------
Wholesale                $  39,373    $  31,764    $  33,941
Retail                      69,586       28,260       28,546
Corporate                   30,276       44,875       31,140
---------------------------------------------------------------
Total                    $ 139,235    $ 104,899    $  93,627
===============================================================

Unaudited Quarterly Financial Information

     We generally include sixteen weeks in our first quarter and twelve weeks in each subsequent quarter. Summarized quarterly and annual financial information for fiscal years 2001 and 2000 follows:
--------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)           Fiscal Year Ended December 29, 2001
--------------------------------------------------------------------------------------------------------------------------
                                             First           Second            Third           Fourth            Year
--------------------------------------------------------------------------------------------------------------------------
Net sales                                   $155,724         $131,899         $145,488         $147,090         $580,201
Gross profit                                  26,062           23,121           28,396           28,057          105,636
Net earnings                                   1,890            1,776            1,535            2,580            7,781
Earnings per share - basic                      0.34             0.34             0.30             0.51             1.49
Earnings per share - diluted                    0.34             0.34             0.30             0.50             1.48
Weighted average shares and
  equivalents outstanding                      5,518            5,251            5,097            5,133            5,269
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)           Fiscal Year Ended December 30, 2000
--------------------------------------------------------------------------------------------------------------------------
                                            First           Second            Third           Fourth            Year
--------------------------------------------------------------------------------------------------------------------------
Net sales                                  $147,688         $116,459         $116,341         $121,568         $502,056
Gross profit                                 24,459           19,471           18,843           19,980           82,753
Net earnings                                  1,869            1,903            1,555            2,586            7,913
Earnings per share - basic                     0.31             0.32             0.26             0.44             1.33
Earnings per share - diluted                   0.31             0.32             0.26             0.44             1.33
Weighted average shares and
  equivalents outstanding                     5,999            5,989            5,951            5,916            5,951
--------------------------------------------------------------------------------------------------------------------------

Common Stock Information

     Our common stock is traded over-the-counter on the Nasdaq Stock Market under the symbol FRSH. There are approximately
1,400 shareholders of our common stock. An analysis of the high and low last sale stock prices by quarter and for the last three years are as follows:
------------------------------------------------------------------------------------------------------------------------------
                 First Quarter         Second Quarter          Third Quarter         Fourth Quarter              Year
               High        Low        High        Low         High        Low        High        Low        High        Low
------------------------------------------------------------------------------------------------------------------------------
2001           $13.00      $ 9.75      $14.75     $11.75      $16.75      $13.70     $18.99      $14.00     $18.99      $ 9.75
2000            13.00        9.88       12.00      10.13       12.38       10.50      12.00       10.63      13.00        9.88
1999            17.38       15.75       17.13      16.00       16.75       15.75      15.75       11.25      17.38       11.25
------------------------------------------------------------------------------------------------------------------------------

     Cash dividends paid per share were:
------------------------------------------------------------------------------------------------------------------------------
                    First Quarter         Second Quarter        Third Quarter         Fourth Quarter             Year
------------------------------------------------------------------------------------------------------------------------------
2001                   $0.09                 $0.09                $0.09                 $0.09                  $0.36
2000                    0.09                  0.09                 0.09                  0.09                   0.36
1999                    0.08                  0.08                 0.09                  0.09                   0.34
------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Special Note Regarding Forward-Looking Statements

     Certain matters discussed in this report are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we believe, anticipate, expect or words of similar import. Similarly, statements that describe our future plans, objectives, strategies or goals are also forward-looking statements. Specifically, forward-looking statements include statements about (a) our five-year compound annual sales growth goals; (b) our expectations regarding changes in our sales, gross margin, operating expenses and other measures of our performance in 2002; (c) our plans to remodel existing supermarkets, open additional supermarkets and convert existing supermarkets to franchised supermarkets; (d) the effect that our business information technology systems replacement project is expected to have upon our earnings; (e) the possibility that we might incur additional repositioning costs associated with underperforming and non-competitive supermarkets; (f) the likelihood that we will not continue to repurchase as many shares of our common stock as we have in the past; and (g) the impact that new accounting pronouncements regarding the amortization of goodwill and the treatment of certain coupons will have upon our earnings, sales, gross margin and cost of goods sold. Such forward-looking statements are subject to certain risks and uncertainties that may materially adversely affect the anticipated results. Such risks and uncertainties include, but are not limited, to the following: (1) the presence of intense competitive market activity in our market areas, including competition from warehouse club stores and deep discount supercenters; (2) the cost and results of our new business information technology systems replacement project; (3) our ability to identify and develop new market locations and/or acquisition candidates for expansion purposes; (4) our continuing ability to obtain reasonable vendor marketing funds for promotional purposes; (5) the potential purchase of a significant number of our franchised supermarkets; (6) our continuing ability to purchase merchandise, equipment and supplies through a purchasing cooperative at prices lower than what are otherwise available; (7) our ability to continue to recruit, train and retain quality franchise and corporate supermarket operators;
(8) the potential recognition of repositioning charges resulting from potential closures, conversions and consolidations of our supermarkets due principally to the competitive nature of the industry and to the quality of our supermarket operators; and (9) our ability to integrate and assimilate the acquisition of Dick's Supermarkets, Inc. and to achieve, on a timely basis, its anticipated benefits and synergies. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements made herein and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date of this report and we disclaim any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

New Format

     As a result of several new pronouncements by the Securities and Exchange Commission, we have presented our "MD&A" in a new format this year. The new sections that we have added are titled "Critical Accounting Policies," "Other Capital Commitments - Contractual Obligations" and "Other Capital Commitments - Other Commercial Commitments." While much of the information included in these sections has been historically included in our financial statement footnotes, adding these sections to our MD&A is intended to better highlight these areas of financial statement disclosure and accompany them with an expanded written explanation. Hopefully, you will find this format more informative, and also clearer and easier to read and understand.

Our Business

General

     As of the beginning of 2002, we owned 27 supermarkets and franchised an additional 72 supermarkets. Nineteen of our corporate supermarkets operated under the Piggly Wiggly banner, 8 of them operated under the Dick's Supermarkets banner and all of our franchised supermarkets operated under the Piggly Wiggly banner. We are the primary supplier to our 99 supermarkets and also serve as a wholesaler to a number of smaller, independently operated supermarkets and convenience stores. All of our supermarkets and other wholesale customers are located in Wisconsin and northern Illinois.

     Our operations are classified into two segments, wholesale and retail. Our wholesale business derives its revenues primarily from the sale of groceries, produce, dairy, meat and other products to our franchised supermarkets and independent retail customers. We also supply these products to our corporate and franchised supermarkets, but those revenues are eliminated for accounting purposes in consolidation. We supply grocery, frozen food, dairy and produce to our supermarkets through two distribution centers in Sheboygan, Wisconsin, which have an aggregate square footage of approximately 425,000 square feet. We also provide our supermarkets with fresh, frozen and processed meats, eggs and deli items through a third-party distribution facility in Milwaukee, Wisconsin. Additionally, we distribute items made in our Platteville, Wisconsin centralized bakery/deli production facility.

     Our retail business consists of our 27 corporate supermarkets. We earn our retail revenues by selling products purchased from our wholesale segment and other merchandise to retail consumers. Compared to our wholesale segment, our retail segment generates higher gross profit margins, but has higher operating and administrative expenses.

Our Growth Goals and Initiatives

     Prior to this past year, our revenue growth came in one of three ways. First, we increased our retail sales by expanding the size of our corporate supermarkets and replacing some of our corporate supermarkets with new, larger and more competitive supermarkets. Second, our wholesale business grew as some of our franchisees similarly expanded or replaced their supermarkets. Finally, we converted independent supermarkets in and around our market areas to our Piggly Wiggly brand name. This approach led to a compound annual sales growth rate of approximately 2.7% during the five-year period ending at the end of 2000.

     In 2001, our new management team, under the guidance of our Board of Directors, adopted a new strategic plan which included a goal of trying to achieve a 15% compound annual growth rate in sales over the next five years. Because the types of expansion opportunities that we pursued in the past are relatively limited in and around our existing market areas and only resulted in nominal historical revenue growth, we decided to actively explore acquisitions of multiple-store supermarket chains, both within and outside of our current market areas, to help us achieve our revenue growth goals. In June 2001, we completed the acquisition of Dick's Supermarkets, Inc., our first multiple-store supermarket chain acquisition. To accomplish our growth goals in 2002 and beyond, we believe we need to acquire at least two more multiple-store supermarket chains. While we have identified several potential acquisition candidates that appear to fit our criteria, there is no assurance that we will be able to acquire any of them or, if we do, that such acquisitions will allow us to achieve our growth goals.

     Our other growth-oriented plans include the strengthening of our existing supermarkets and supermarket brands. These plans include opening two new corporate supermarkets in 2002. The first such supermarket, a replacement corporate supermarket in Zion, Illinois, was successfully opened in January 2002. This new supermarket is approximately 40% larger than the supermarket it replaced. The second such supermarket is a 50,000 square-foot new market supermarket in Kenosha, Wisconsin we expect to open in the fall. We believe that these two new corporate supermarkets will add a total of about

$9.6 million to our 2002 retail sales. In addition, to strengthen our franchisee group, we anticipate that in 2002, we will:

|_| Complete the renovation and expansion of our franchised supermarkets in Mequon and Waunakee, Wisconsin in the spring;

|_| Complete the construction of a new market franchised supermarket in Oostburg, Wisconsin in the fall; and

|_| Replace existing franchised supermarkets in West Bend and Howard, Wisconsin with new, larger and more competitive supermarkets in the fall.

Our five franchised supermarket projects scheduled for completion throughout 2002 will increase aggregate selling space by over 50,000 square feet and are expected to increase our 2002 net wholesale sales by approximately $5.0 million.

     In addition to the supermarket projects currently underway, we are also evaluating plans to expand our business in other ways. Two specific areas of potential expansion we are investigating and testing are opening gas stations and pharmacies at one or more of our existing supermarkets. We do not expect either of these initiatives to have a material impact upon our 2002 revenues.

2001 Growth Initiatives

     In June 2001, we completed the acquisition of Dick's Supermarkets, Inc. for $30.2 million in cash (including our assumption of debt and payment of $3.5 million of funded debt). Dick's owns seven supermarkets in Wisconsin, one in Illinois and a centralized bakery/deli production facility located in Platteville, Wisconsin. All eight of these supermarkets operate under the Dick's Supermarkets banner. This acquisition represented a milestone for us because it was our first multiple-store supermarket chain acquisition, and also because we decided to continue to operate the supermarkets we acquired under a banner other than Piggly Wiggly. Although the Dick's acquisition only had a nominal impact upon our earnings in 2001, we expect the acquisition to increase our 2002 net earnings by about $0.8 million to $1.0 million from what they otherwise would be. As a result of this acquisition, our mix of retail sales to total sales in 2001 increased to 46.8%, compared to 41.3% in 2000. We expect that our mix of retail sales to total sales will further increase in 2002, when we recognize a full year of retail sales from Dick's.

     In 2001, we decided that our distribution center capacity needed to be increased to support our retail growth plans. As a result, in May 2001, we began an extensive remodeling of our existing distribution center in Sheboygan, Wisconsin. This remodeling included the expansion of our freezer space by approximately 50%. In October 2001, we also converted an existing Sheboygan, Wisconsin corporate supermarket (which we had previously replaced with a new corporate supermarket) into an additional distribution center. These initiatives will allow us to increase the selection of items we sell and will help us distribute items made at our centralized bakery/deli production facility. In addition, our increased distribution center capacity will enhance our ability to achieve our growth plans by increasing the maximum volume of wholesale sales that can be supported by our existing distribution centers by approximately 25%.

     Some of our other significant growth-related accomplishments in 2001 included:

|_| Converting formerly independent operators into Piggly Wiggly franchised supermarkets in Kohler, Howard and Nekoosa, Wisconsin in April, October and November 2001, respectively;

|_| Adding our first "Pig Stop" gas station at our franchised supermarket located in Crivitz, Wisconsin in December 2001;

|_| Closing an older corporate supermarket and replacing it with a new, larger and more competitive supermarket in Sheboygan, Wisconsin in August 2001; and

|_| Closing older franchised supermarkets and replacing them with new, larger and more competitive supermarkets in Slinger and Campbellsport, Wisconsin in January and April 2001, respectively.

Results of Operations

     The following table sets forth certain items from our Consolidated Statements of Earnings as a percent of net sales and the year-to-year percentage change in the dollar amounts of such line items.

------------------------------------------------------------------------------------------------------
                                         Percent of net sales                  Percentage change
------------------------------------------------------------------------------------------------------
                                                                          2001            2000
                                     2001       2000        1999         vs. 2000        vs. 1999
Net sales                            100.0%     100.0%      100.0%         15.6%            1.0%
Retail sales                          46.8%      41.3%       41.9%         30.8%           (0.4%)
Net wholesale sales                   53.2%      58.7%       58.1%          4.8%            2.1%
Gross margin                          18.2%      16.5%       16.2%         27.7%            3.0%
Operating and administrative
  expenses                            15.9%      14.0%       13.5%         31.0%            5.0%
Operating income                       2.3%       2.4%        2.7%          8.5%           (7.4%)
Earnings before income taxes           2.2%       2.5%        2.7%         (1.7%)          (6.5%)
Net earnings                           1.3%       1.6%        1.7%         (1.7%)          (5.3%)
-----------------------------------------------------------------------------------------------------

2001 vs. 2000

Net Sales

     Information regarding our 2001 and 2000 sales is set forth in the following table (in thousands):

              -------------------------------------------------------
                                           2001          2000
              -------------------------------------------------------
              Net wholesale sales        $308,778      $294,527
              Retail sales                271,423       207,529
              -------------------------------------------------------
              Total sales                $580,201      $502,056
              =======================================================

     During 2001, our annual sales were a record $580.2 million, compared to $502.1 million for 2000. The increase of $78.1 million, or 15.6%, was due to increases in both wholesale and retail sales volume. Based on our internal wholesale price index, inflation did not have a significant effect on our sales in 2001. Same store sales for our corporate and franchised supermarkets increased 3.4% in 2001. Same store sales represent sales of all corporate and franchised Piggly Wiggly supermarkets that were open throughout 2001 and 2000.

Retail Sales

     Retail sales increased $63.9 million, or 30.8%, to $271.4 million in 2001, compared to $207.5 million in 2000. Our retail sales improved because:

|_| The acquisition of Dick's Supermarkets added $54.7 million to our retail sales. This acquisition was the primary factor contributing to our retail sales growth in 2001.

|_| The sales at our new flagship corporate supermarket in Sheboygan, Wisconsin that opened in August 2001 were significantly higher than sales at the supermarket it replaced.

|_| The success of the Piggly Wiggly Preferred Power Pricing marketing and promotional program, which was initiated in January 2001, increased our retail sales.

|_| The replacement of a corporate supermarket in Racine, Wisconsin with a new, larger and more competitive supermarket in 2000 increased our retail sales in 2001, the first full year that it was open.

|_| Supermarket closures by competitors over the past year helped improve the results of our corporate supermarkets in these markets.

     A new accounting pronouncement will change the way that we treat certain coupons in 2002. As a result of this new accounting rule, based on our current level of coupon redemptions, we expect our retail sales to decrease by approximately $6.0 million compared to what sales would have been under the old rules. In addition, our cost of goods sold will also decrease by the same amount as a result of this new treatment. As a result, this accounting pronouncement will have no impact on our gross profits or earnings. Our gross margin percentage will, however, increase nominally because of a decrease in our sales without a corresponding decrease in our gross profit.

Net Wholesale Sales

     Net wholesale sales increased $14.3 million, or 4.8%, to $308.8 million in 2001, compared to $294.5 million in 2000. Wholesale sales to all of our corporate supermarkets are deducted from our total wholesale sales to calculate our "net" wholesale sales. A major reason that our net wholesale sales increased in 2001 is that we opened three new market franchised supermarkets in 2001. These three new supermarkets added nearly $2.7 million, or 0.9%, to our 2001 net wholesale sales. In addition, our two replacement franchised supermarkets increased our wholesale sales by approximately $2.4 million, or 0.8%, compared to 2000.

     Net wholesale sales were, however, negatively impacted by the loss of $4.6 million, or 1.5%, of our 2000 net wholesale sales as a result of the April 2001 closing of two underperforming and non-competitive franchised supermarkets and the July 2001 closing of one of our independent wholesale customers.

Gross Margin

     Our gross margin increased from 16.5% in 2000 to 18.2% in 2001. This significant improvement was attributable to the increase in our mix of retail sales to total sales that resulted from the Dick's acquisition. Excluding the impact of the Dick's acquisition, our 2001 gross margin was 16.4%. We anticipate a further increase in our gross margin in 2002 due to the expected further increase in our mix of retail sales to total sales resulting from our recognizing a full year of Dick's retail sales in 2002.

Operating and Administrative Expenses

     Our operating and administrative expenses, as a percent of sales, increased to 15.9% in 2001, compared to 14.0% in 2000. This increase of 13.5% was attributable to a number of factors. Most importantly, the increase in our mix of retail sales to total sales resulting from the Dick's acquisition led to a corresponding and anticipated increase in our operating and administrative expenses. Further, our depreciation and amortization in 2001 was $6.9 million, including nearly $0.5 million of goodwill amortization and an additional $0.5 million of other depreciation that resulted from the Dick's acquisition. However, as a result of two new accounting pronouncements, our amortization of goodwill will be eliminated in 2002. Instead, goodwill will be subject to at least an annual impairment assessment. This accounting change is expected to decrease our operating and administrative expenses in 2002 by approximately $1.0 million compared to what would have otherwise been reported under the old goodwill amortization rules and by approximately $0.5 million compared to 2001.

     In addition, we continue to experience significant increases in our employee health care costs. These cost increases include costs related to our corporate supermarket union employees, who are covered by a multi-employer health and welfare plan. This multi-employer health plan may, from time to time, experience a shortfall because its costs exceed the payments it receives from participating employers. When this happens, all participating employers may be required to make a supplemental payment to fund the shortfall. In 2001, we were required to make a supplemental payment of approximately $0.5 million to cover such a shortfall. In addition, our self-funded health plan that covers our non-union employees and our union employees who work at our distribution centers experienced significant cost increases. In 2001, we took certain steps to try to reduce the recent cost increases of this plan. For example, we introduced an employee premium cost-sharing element to our self-funded health plan. However, we anticipate that we will continue to incur further health care cost increases in 2002.

     Due to the competitive nature of the supermarket industry, some of our supermarkets are no longer competitive in their marketplaces. Some of these underperforming supermarkets have experienced a variety of significant operational problems and poor financial performance for a period of several years. In order to further improve our overall financial results, we continue to actively evaluate various business alternatives to these operations. These alternatives include selling these supermarkets, converting franchised supermarkets into corporate supermarkets (and vice versa), closing supermarkets and implementing other operational changes. It is possible that one or more of these actions may be taken in 2002. While we did not incur any significant retail repositioning expenses in 2001 or 2000, implementing any of these alternatives could result in our incurring significant repositioning or restructuring charges in 2002.

     From time to time, we incur significant realization charges or write-offs related to our underperforming supermarkets and wholesale customers. Our total 2001 and 2000 realization charges relating to wholesale bad debts and retail subsidies were $2.1 million and $1.7 million, respectively. These charges were included as a part of operating and administrative expense in our consolidated statements of earnings. The retail subsidy part of these charges was $1.1 million for 2001 and $1.5 million for 2000.

Earnings

     Our 2001 operating income increased $1.0 million, or 8.1%, to $13.3 million, compared to $12.3 million in 2000. As a percent of sales, our operating income in 2001 was 2.3%, compared to 2.4% in 2000. After allocating wholesale operating profits on sales to our corporate supermarkets to our retail segment, our wholesale segment generated operating income of $10.2 million in 2001, an increase of $0.8 million, or 8.5%, compared $9.4 million to 2000. Our retail segment generated operating income of $3.1 million, an increase of $0.2 million, or 6.9%, compared to $2.9 million in 2000.

     Our 2001 earnings before income taxes decreased $0.2 million, or 1.7%, to $12.6 million, compared to $12.8 million 2000. As a percent of sales, earnings before income taxes decreased to 2.2% in 2001, compared to 2.5% in 2000. Net earnings for 2001 decreased $0.1 million, or 1.7%, to $7.8 million, compared to $7.9 million in 2000. As anticipated, the Dick's acquisition resulted in only a nominal increase in our 2001 net earnings.

     We expect the Dick's acquisition to increase our 2002 net earnings by about $0.8 million to $1.0 million in 2002. Additionally, we expect that our earnings and earnings per share could be affected as a result of the implementation of our business information systems project over the next several years. In 2001, the impact of our systems project on our earnings and earnings per share was nominal because the project was in its early stages. The impact of this project on our earnings and earnings per share in the future is uncertain and will be dependent upon our ability to successfully achieve our strategic growth initiatives and realize the expected efficiencies and cost savings from our new business information systems.

     Many of our peer companies measure the profitability of their sales using the net earnings to sales ratio. This ratio represents the net earnings margin realized from each dollar of sales. Our 2001 net earnings to sales ratio was 1.34%, compared to 1.58% in 2000. The decrease in our net earnings to sales ratio was primarily due to the increase of approximately $54.7 million of retail sales that resulted from the Dick's acquisition without a corresponding proportional increase in earnings. We expect our net earnings to sales ratio to increase in 2002 primarily because we expect the Dick's acquisition to begin increasing our earnings in 2002.

     As a result of continued stock repurchases in 2001, our diluted earnings per share for 2001 increased 11.3% to $1.48 from $1.33 in 2000. Our weighted average common shares and equivalents were 5,269,000 and 5,951,000 for 2001 and 2000, respectively. Since our stock repurchase program commenced in January 1992, we have repurchased nearly 4,300,000 shares, or approximately half of our common stock that was then outstanding. As of the end of 2001, $1.9 million remained available under our Board-authorized $25.0 million share repurchase plan. Because we intend to try to grow our business more rapidly than in the past, depending upon market conditions, the prevailing price of our shares, our cash requirements, the terms of our credit agreements and other factors, it is likely that we will repurchase fewer shares of our common stock in the future.

2000 vs. 1999

Net Sales

     Information regarding our 2000 and 1999 sales is set forth in the following table (in thousands):

                 ------------------------------------------------------
                                            2000           1999
                 ------------------------------------------------------
                 Net wholesale sales       $294,527      $288,537
                 Retail sales               207,529       208,422
                 ------------------------------------------------------
                 Total sales               $502,056      $496,959
                 ======================================================

     Net sales for 2000 increased $5.1 million, or 1.0%, to $502.1 million, making 2000 the first time in our history that the half-billion dollar annual sales volume milestone was reached. This increase was solely due to increased net wholesale sales.

Net Wholesale Sales

     Net wholesale sales in 2000 increased $6.0 million, or 2.1%, to $294.5 million, compared to $288.5 million in 1999. One of the major causes of this increase was our successful conversion of two new market franchised supermarkets during January 2000 and two new market conversions in the third quarter of 1999. In addition, a nominal increase in the price of the goods sold by our wholesale business contributed to our growth in net wholesale sales. A decrease of net wholesale sales resulting from the conversion of one franchised supermarket into a corporate supermarket in November 1999 offset some of the net wholesale sales volume increases from the addition of these new supermarkets. The impact of these factors was partially offset by a nominal decrease in the quantity of items sold by our wholesale business in 2000, caused in large part by additional competitive activities in certain franchised market areas.

Retail Sales

     Retail sales decreased nominally to $207.5 million in 2000, compared to $208.4 million in 1999. This decrease was principally attributable to several of our supermarkets experiencing intense competitive pressures and a decrease in the quantity of items sold by our retail business. These factors were partially offset by an increase of approximately 2% in the cost of goods sold by our retail business.

Gross Margin

     Our gross margin increased from 16.2% in 1999 to 16.5% in 2000. The improvement in gross margin was primarily related to merchandising and promotional changes initiated early in 2000. In addition, our 1999 retail gross margin was adversely affected by certain promotional events, including the 50th anniversary of Piggly Wiggly supermarkets in Wisconsin. Wholesale gross margins remained virtually unchanged between 2000 and 1999 and were not impacted by a change in the mix of goods sold.

Operating and Administrative Expenses

     Our operating and administrative expenses, as a percent of sales, increased to 14.0% in 2000, compared to 13.5% in 1999. Our operating and administrative expenses increased $3.4 million, or 3.7%, principally because:

|_| Due primarily to three retail union health and accident rate increases between September 1, 1999 and February 1, 2000, our health and accident insurance expenses increased by 33%, or $1.1 million, in 2000.

|_| Due to the extremely tight labor market in Wisconsin, especially in Sheboygan, additional overtime hours were necessary to operate our distribution center. This resulted in increased distribution payroll costs of approximately $0.5 million.

|_| We incurred one-time professional fees in excess of $0.4 million related to the evaluation of various strategic alternatives.

     Total 2000 and 1999 realization charges relating to wholesale bad debts and retail subsidies were $1.7 million and $2.3 million, respectively. The retail subsidy part of these charges was $1.5 million for both 2000 and 1999. We did not incur any significant repositioning expenses during either 2000 or 1999.

Earnings

     Our 2000 operating income decreased $0.9 million, or 7.4%, to $12.3 million, compared to $13.2 million in 1999. After allocating wholesale operating profits on sales to our corporate supermarkets to our retail segment, our wholesale segment generated operating income of $9.4 million of operating income in 2000, a decrease of $0.5 million, or 5.1%, compared to $9.9 million in 1999. Our retail segment generated operating income of $2.9 million, a decrease of $0.4 million, or 12.1%, compared to $3.3 million in 1999. Our 2000 earnings before income taxes decreased 6.5% to $12.8 million, compared to $13.7 million in 1999. As a percent of sales, earnings before income taxes decreased to 2.5% in 2000 from 2.7% in 1999.

     Net earnings for 2000 decreased $0.5 million, or 5.3%, to $7.9 million, compared to $8.4 million in 1999. Due principally to the intense competitiveness in certain market areas, our net earnings to sales ratio decreased nominally to 1.58% in 2000, compared to 1.68% in 1999. As a result of significant stock repurchases in 2000 and 1999, diluted earnings per share for 2000 increased 2.3% to $1.33 from $1.30 in 1999. Our weighted average common shares and equivalents were 5,951,000 and 6,438,000 for 2000 and 1999, respectively.

     No related party transactions had a material effect on our results of operations or financial condition in 2001, 2000 or 1999. One related party transaction that occurred in 2001 is discussed in our 2001 proxy statement.

Liquidity and Capital Resources

Summary

     Historically, we have funded our working capital requirements out of cash flow generated from our operations. In 2001, we adopted a more aggressive growth plan, which led to the Dick's acquisition. Due primarily to this acquisition, our cash and equivalents for 2001 decreased $19.8 million, resulting in a year-end balance of $11.5 million (including $10.7 million of checks that we had written, but which had not yet "cleared" our accounts). In addition, in 2001, our long-term debt increased significantly from $2.7 million to $16.6 million. Finally, our growth plan and our business information technology systems project have resulted in a 2002 capital budget that is significantly higher than our recent previous capital budgets.

     As a result, we have significantly greater debt, as well as increased capital budget and working capital requirements, than in previous years. Nevertheless, we believe that our working capital and debt-to-equity positions continue to compare very favorably to most of our competitors. We further believe that our financial condition, cash flow from operations and amounts available under our existing credit facility will continue to provide adequate short and long-term flexibility to finance our anticipated non-acquisition related capital requirements in 2002 without adversely impacting our financial position or liquidity. Finally, we believe that our financial condition and our existing sources of cash are adequate to ensure that we have the working capital necessary to meet our short- and long-term liquidity needs. However, if we are successful in acquiring another multiple-store supermarket chain, we will likely fund substantially all of the purchase price through additional borrowings. This would likely involve our entering into a new or amended credit facility that is larger than our existing credit facility. The terms of any such new or amended credit facility could be less favorable to us than the terms of our current facility.

Cash flows from operating activities

     During 2001, net cash generated from operations was $5.3 million, compared to $21.3 million in 2000. One of the primary reasons for the decrease in our operating cash flow in 2001 was a $6.5 million increase in our wholesale inventory levels required to supply the eight Dick's Supermarkets we acquired in June 2001. In addition, in 2001 we invested approximately $4.0 million in our new Zion, Illinois supermarket construction project, which was finished in January 2002. The remainder of the decrease in the cash flow between years was due principally to timing of cash receipts, cash payments and changes in short-term financing to our wholesale customers.

Cash flow from investing activities

     Net cash outflows from investing activities increased $26.0 million to $30.9 million in 2001, compared to $4.9 million in 2000. The acquisition of Dick's accounted for nearly $27.9 million of our 2001 investing cash outflows. A cash inflow of $2.2 million from the sale and leaseback of our Wilson Avenue, Sheboygan, Wisconsin distribution center partially offset this cash outflow.

Cash flows from financing activities

     Net cash inflows from financing activities totaled $5.8 million in 2001, compared to cash outflows of $7.4 million in 2000. In the second quarter of 2001, we entered into a new $35.0 million bank revolving credit facility. Our bank lenders under the new facility are the same as the banks under our former $16.0 million credit agreement. We borrowed $12.5 million under our new revolving credit facility to fund a portion of the purchase price of Dick's Supermarkets, Inc. in the second quarter of 2001. Subsequently, we borrowed additional amounts to fund our working capital requirements, including our increased working capital requirements due to the Dick's acquisition. We owed approximately $13.7 million under the revolving credit facility at the end of 2001. This increase in our debt is the main reason that our ratio of total liabilities to shareholders' investment increased from 1.12 to 1.76 in 2001.

     Our new revolving facility requires us to maintain certain minimum levels of working capital and net worth. The facility also requires us to meet or exceed certain ratios intended to measure our ability to repay amounts we may borrow under the facility. Finally, the credit facility contains limitations upon our ability to take certain other actions, such as borrowing additional funds from other lenders. We believe that these covenants and restrictions are typical for this type of credit facility.

     We repurchased approximately 743,000 shares of our own stock in 2001 for an aggregate price of $9.7 million (an average per share price of $13.00), compared to approximately 559,000 shares for an aggregate of $6.1 million (an average per share price of $10.83) during 2000. This outflow of funds was partially offset by cash inflow received as a result of the sale of 200,000 shares of our common stock to two local investors for $3.3 million (a per share price of $16.50).

Major 2002 Commitments

     During the second quarter of 2001, we announced a $15.0 million, three-year capital expenditure project to replace and expand our current business information systems. The new systems are expected to support our growth plans and provide improved operational efficiencies and cost savings. The project, which is expected to be rolled-out over a three-year period, includes four critical phases. The first two phases, the core infrastructure and the systems related to our wholesale business operations, are expected to be completed during the first quarter of 2003. The final two phases, related to our retail pricing and promotional card marketing, and human resources, payroll and financial reporting systems, are projected to be completed between the end of 2003 and the third quarter of 2004. This project is expected to be funded partially with cash generated by our operations. As additional funding requirements are identified, other financing sources are available to us, including borrowings under our existing revolving credit agreement. Expenditures and commitments for the systems project during 2001 were approximately $3.0 million.

     Our 2002 capital budget is approximately $23.0 million, compared to our $15.0 million 2001 capital budget. Approximately $2.9 million of our 2002 budget has been committed for corporate retail replacement supermarkets, $3.6 million for distribution center additions, $8.0 million has been committed to our business systems project and $0.5 million has been committed for other technology-related projects and office renovations. Our 2002 capital budget does not include any amounts that may be required to acquire any multiple-store supermarket chains or fund any similar opportunities.

Other Capital Commitments - Contractual Obligations
     The following chart sets forth information regarding our major contractual obligations (in thousands):

------------------------------------------------------------------------------------------------------
                                                           Payments Due by Period
------------------------------------------------------------------------------------------------------
                                                      Less
                                                      Than         Years        Years       After 5
  Contractual Obligations                Total        1 Year         1-3          4-5         Years
------------------------------------------------- ------------ ------------ ------------ -------------
Operating Lease Obligations             $142,948      $13,188      $37,168      $21,830       $70,762
------------------------------------------------- ------------ ------------ ------------ -------------
Capital Lease Obligations                 38,210        3,130        8,968        5,668        20,444
------------------------------------------------- ------------ ------------ ------------ -------------
Long-Term Debt                            16,892          323       14,557          452         1,560
------------------------------------------------- ------------ ------------ ------------ -------------
Total Contractual Cash Obligations      $198,050      $16,641      $60,693      $27,950       $92,766
------------------------------------------------- ------------ ------------ ------------ -------------

Operating Lease Obligations

     We have operating leases for both real estate and equipment used by our wholesale and retail segments. The majority of our operating lease obligations are related to leases of our supermarkets. We lease all of our corporate supermarkets and approximately 80% of our franchised supermarkets. We sublease each of our franchised supermarkets to one of our franchisees under a sublease with terms similar to those that we have with our landlords. We enter into these transactions because they serve as

"credit enhancements" that allow our franchisees, most of whom own only one or two supermarkets, to obtain lease terms through us that are more favorable to them than if we did not effectively guaranty their rent payments. Our other operating lease obligations relate to leases for corporate office space, transportation equipment (including tractors and trailers) and certain office equipment.

     In 2001, our operating lease obligations (which included both real estate and equipment subleases) decreased nominally from $143.2 million to $142.9 million. The amount owed to us in 2001 by our franchisees under real estate subleases decreased from $106.8 million to $100.3 million. Forty-nine different franchisees have entered into subleases with us and no single franchisee (or group of related franchisees) owes us more than $8.0 million under subleases. In addition to the amounts set forth in the table above, some of our operating leases contain contingent rent provisions based on sales volume (for supermarkets) or miles traveled (for transportation equipment). Contingent rent paid in 2001 and 2000 was $1.2 million and $1.0 million, respectively.

Capital Lease Obligations

     Under generally accepted accounting principles, leases are categorized as "capital leases" if any of these conditions occur: (a) the lease transfers ownership to us; (b) the lease contains a purchase option with a price that is well below the expected market price; (c) the lease term is equal to 75% or more of the estimated life of the asset being leased; or (d) the present value of the lease payments on the date the lease is entered into equals or exceeds 90% of the market value of the leased property. Our lease for one of our distribution centers and 11 of our 82 supermarket leases are accounted for as capital leases because the present value of the total rent payments equaled or exceeded 90% of the market value of the leased property on the date that the leases were first entered into.

     In 2001, the amount we owed under our supermarket capital leases increased 167.1% from $14.3 million to $38.2 million, and the amount owed to us by our franchisees under related supermarket subleases increased 143.1% from $7.2 million to $17.5 million. These increases were due to three new supermarket leases that we entered into in 2001 being categorized as capital leases. In the past, such leases would have likely been treated as operating leases. Our new leases were accounted for as capital leases because of the substantial decrease in the interest rate that we used to calculate the present value of the payments under our leases. This decreased interest rate was the result of a decrease in our borrowing rate.

     Under generally accepted accounting principles, obligations under capital leases, but not operating leases, are recorded as long-term liabilities on our balance sheet. The present value of our long-term obligations under our capital leases, as of December 29, 2001, was $20.8 million. In addition, $1.2 million of rent payments are due under our capital leases in 2002. The liabilities related to our capital leases recorded on our December 29, 2001 balance sheet is $16.2 million lower than the total amounts due under these leases because, under generally accepted accounting principles, we must record the present value of these payments in our balance sheet.

Long-Term Debt

     Approximately $13.7 million of the debt included in the table above are amounts we borrowed under our $35.0 million revolving credit facility. Because our revolving credit facility expires on April 30, 2004, we have included the amounts we owe under this agreement as a debt that must be repaid in the next 1-3 years. However, as is customary with revolving loan agreements, it is likely that we would seek to extend the term of this facility prior to its expiration date. If the term of this facility is extended, we will not have to repay the amounts due under this facility date until the new expiration date.

Other Capital Commitments - Other Commercial Commitments
     The following chart sets forth information regarding certain of our contingent commercial commitments (in thousands):

------------------------------------------------------------------------------------------
                                          Amount of Commitment Expiration by Period
------------------------------------------------------------------------------------------
                                              Less
Other Commercial                              Than       Years       Years       After 5
  Commitments                     Total      1 Year       1-3         4-5         Years
------------------------------------------------------------------------------------------
Standby Letters of Credit        $ 2,607    $    0      $ 2,607       $  0          $0
------------------------------------------------------------------------------------------
Guarantees                        14,779     4,927        9,107        745          $0
------------------------------------------------------------------------------------------
Total Commercial Commitments     $17,386    $4,927      $11,714       $745          $0
------------------------------------------------------------------------------------------

Standby Letters of Credit

     We self-insure a portion of our workers' compensation and general liability claims. We currently have two standby letters of credit for $1.5 million and $1.1 million, both of which were established in connection with these self-insurance programs. Our letters of credit provide funds to cover claims if we are unable to pay. Letters of credit of this type are common when a company self-insures these types of liability. Although both of our letters of credit expire on December 31, 2002, we expect to renegotiate these letters of credit or enter into one or more letters of credit effective as of January 1, 2003.

Wholesale Customer Guarantees

     We typically provide short-term financing to our franchisees and some of our wholesale customers for costs associated with the purchase of facilities and equipment for new or remodeled franchised supermarkets. This financing is typically refinanced within one to two months following project completion with bank loans guaranteed by us. All of these loan guarantees are collateralized, principally by the franchisee's equipment and inventory and, in some cases, with their building facilities.

Critical Accounting Policies
     The following are certain important accounting policies we used to prepare our financial statements. You should also review our notes to consolidated financial statements for information regarding our other accounting policies.

Receivables

     The majority of our receivables are from our wholesale customers, most of which are our franchisees. We record our receivables net of the allowance for doubtful accounts. We establish reserves for doubtful accounts whenever we believe that we may not be paid in full by one or more of our customers. Our allowances for doubtful accounts were $3.5 million at the end of 2001 compared to $3.9 million at the end of 2000. There is no alternative accounting approach to valuing our receivables or allowances for doubtful accounts.

Inventory

     Many companies value their inventory based upon the lower of their cost or market value. Most companies use one of two methods to determine their inventory cost. The first such method is the "last-in, first-out," or LIFO, method. Under the LIFO method, the cost assigned to the items sold is based upon the cost of the most recent items purchased. As a result, the first such items purchased remain in inventory and the cost of these items are used to value ending inventory. The second method is the "first-in, first-out," or FIFO, method. Under the FIFO method, the value of items sold is based upon the cost of the first such items purchased. As a result, the last such items purchased remain in inventory and the cost of these items are used to value ending inventory. During periods of inflation, the use of the LIFO method will result in higher costs of goods sold, lower ending inventory values and lower earnings compared to the FIFO method.

     We value our inventory at the lower of our cost or market value. At December 29, 2001, the cost of approximately 84% of our inventory was valued using the LIFO method and 16% of our inventory was valued using the FIFO method. During 2001, our "LIFO reserve" decreased from $10.3 million to $9.7 million. This means that if we used the FIFO method rather than the LIFO method, our 2001 earnings would have been reduced by approximately $0.6 million. The decrease in our LIFO reserve was primarily due to a one-time adjustment associated with inventory purchased in our acquisition of Dick's Supermarkets.

Retail Repositioning Reserve

     We estimate our future retail repositioning expenses associated with underperforming, non-competitive supermarkets based upon our evaluation of the performance of each of our supermarkets and establish an appropriate reserve for such amounts. At the end of 2001, our retail repositioning reserve was $0.3 million. The majority of this reserve represents our estimate of the cost of disposing of the real estate on which one of our recently closed supermarkets was located. It is possible that the cost of disposing of this real estate will exceed our estimates. In addition, we may implement operational changes with respect to one or more of our supermarkets (such as converting one or more franchised supermarkets into corporate supermarkets (or vice versa), closing them or implementing other operational changes) in 2002. If any of these possibilities occur, our actual costs would exceed this reserve. There is no alternative accounting approach to establishing this reserve.