Form 10-K/A, Exhibit 13
period 2001-12-29
FRESH BRANDS INC
filed 2003-03-28
CIK 1135431

                                            Five-Year Financial Highlights

===============================================  ====================================================================
(Dollars and shares in thousands, except per                            Fiscal Year (a) (b) (c) (d)
share data)
-----------------------------------------------  --------------------------------------------------------------------
                                                  Restated       Restated      Restated       Restated      Restated
                                                    2001           2000          1999           1998          1997
-----------------------------------------------  ----------     ----------    ----------     ----------    ----------
Consolidated statement of earnings data:
  Net sales                                      $ 580,201      $ 502,056     $ 496,959      $ 484,885     $ 473,006
  Gross profit                                     103,375         82,606        80,149         78,070        73,907
  Earnings before income taxes                      12,312         12,615        13,455         13,916        12,418
  Provision for income taxes                         4,676          4,792         5,220          5,398         4,781
  Net earnings                                       7,636          7,823         8,235          8,518         7,637
  Earnings per share - basic                          1.46           1.32          1.30           1.26          1.11
  Earnings per share - diluted                        1.45           1.31          1.28           1.23          1.06
  Cash dividends per share                            0.36           0.36          0.34           0.30          0.27
  Weighted average shares and equivalents
   outstanding - diluted                             5,269          5,951         6,438          6,923         7,148
  Net earnings-to-sales ratio                         1.32%          1.56%         1.66%          1.76%         1.61%
Consolidated balance sheet data
(at fiscal year-end):
  Working capital                                $  19,112      $  31,026     $  30,192      $  33,402     $  29,735
  Total assets                                     138,320        104,222        93,097        103,987        98,537
  Current obligations under capital leases and
   current maturities of long-term debt              1,515            954           842            792           866
  Long-term debt                                    16,569          2,685         2,865          3,021         3,165
  Long-term obligations under capital leases        20,808          8,284         9,069          9,764        11,177
  Total shareholders' investment                    50,580         49,818        48,364         53,603        50,902
Other data:
  Capital expenditures                           $   5,983      $   5,345     $   3,551      $   3,815     $   4,868
  Depreciation and amortization                      6,913          5,282         4,617          5,107         4,517

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

          (c)  All data should be read in conjunction with Note 1 "Restatement" of our Notes to Consolidated
               Financial Statements as set forth in this amended Annual Report.

          (d)  The information provided for 2001 through 1999 within the schedule above is derived from our restated
               audited consolidated financial statements as included herein. The financial information provided for
               1998 and 1997 is derived from our restated consolidated financial statements.

MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING


The management of Fresh Brands, Inc. is responsible for the preparation, objectivity and integrity of the Company's consolidated restated financial statements. The consolidated restated financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best estimates and informed judgments.

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

The Company's consolidated 2001, 2000 and 1999 financial statements have been audited by its independent auditors, KPMG LLP, whose report was based on audits conducted in accordance with generally accepted auditing standards in the United States of America. As part of their audits, they performed a review of the Company's system of internal controls for the purpose of determining the amount of reliance to place on those controls relative to the audit tests they performed.

The Audit Committee of the Board of Directors, composed of directors who are not officers or employees of the Company, meets periodically with KPMG LLP and management to inquire as to whether each is properly discharging its responsibilities. The independent auditors have direct access to the Audit Committee.



/s/ Elwood F. Winn                               /s/ S. Patric Plumley
Elwood F. Winn                                   S. Patric Plumley
President and Chief Executive                    Senior Vice President, Chief
Officer                                          Financial Officer, Treasurer
                                                 and Secretary

                          Independent Auditors' Report



The Board of Directors and Shareholders
Fresh Brands, Inc.:

On February 24, 2003 we reported on the consolidated balance sheets of Fresh Brands, Inc. (the "Company") as of December 28, 2002 and December 29, 2001, and the related consolidated statements of earnings, shareholders' investment, and cash flows for each of the years in the three-year period ended December 28, 2002, which report appears in the December 2002 annual report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule as listed in Item 16. The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our reports refer to the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective December 30, 2001.



/s/ KPMG LLP

KPMG LLP


Milwaukee, Wisconsin
February 24, 2003

                                 CONSOLIDATED BALANCE SHEETS
               As of December 29, 2001, December 30, 2000 and January 1, 2000

(In thousands, except share and per share data)
--------------------------------------------------------  ----------------------------------
                                                           Restated    Restated    Restated
Assets                                                       2001        2000        1999
--------------------------------------------------------  ----------  ----------  ----------
Current assets:
   Cash and equivalents                                   $  11,501   $  31,309   $  22,433
   Receivables, net                                          10,884      11,428       6,513
   Inventories                                               34,538      23,845      25,899
   Land and building held for resale                          4,770         647       1,088
   Other current assets                                       2,220       2,269       2,322
   Deferred income taxes                                      4,459       4,102       3,900
--------------------------------------------------------  ---------   ---------   ---------

    Total current assets                                     68,372      73,600      62,155
--------------------------------------------------------  ---------   ---------   ---------

Noncurrent receivable under capital subleases                 9,278       4,163       4,531
Property and equipment, net                                  26,513      19,393      20,285
Property under capital leases, net                           10,604       3,051       3,462
Goodwill, net                                                20,280         717         777
Other noncurrent assets, net                                  3,273       3,298       1,887
--------------------------------------------------------  ---------   ---------   ---------
Total assets                                              $ 138,320   $ 104,222   $  93,097
========================================================  =========   =========   =========

Liabilities and Shareholders' Investment
--------------------------------------------------------  ---------   ---------   ---------
Current liabilities:
   Accounts payable                                       $  33,293   $  27,012   $  18,857
   Accrued salaries and benefits                              7,845       5,673       5,284
   Accrued insurance                                          2,665       2,547       2,517
   Other accrued liabilities                                  3,942       6,388       4,463
   Current obligations under capital leases                   1,192         785         696
   Current maturities of long-term debt                         323         169         146
--------------------------------------------------------  ---------   ---------   ---------
    Total current liabilities                                49,260      42,574      31,963
--------------------------------------------------------  ---------   ---------   ---------

Long-term obligations under capital leases                   20,808       8,284       9,069
Long-term debt                                               16,569       2,685       2,865
Deferred income taxes                                         1,103         861         836
Shareholders' investment:
   Common stock, $0.05 par value, authorized
    20,000,000 shares, issued 8,750,342 shares in
    2001, 2000 and 1999                                         438         438         438
   Additional paid-in capital                                15,371      15,174      14,961
   Retained earnings                                         75,840      70,072      64,390
   Treasury stock at cost, 3,584,897 shares in 2001,
    3,165,213 shares in 2000 and 2,808,997 shares in
    1999                                                    (41,069)    (35,866)    (31,425)
--------------------------------------------------------  ---------   ---------   ---------

   Total shareholders' investment                            50,580      49,818      48,364
--------------------------------------------------------  ---------   ---------   ---------

Total liabilities and shareholders' investment            $ 138,320   $ 104,222   $  93,097
========================================================  =========   =========   =========

See notes to consolidated financial statements.

                              CONSOLIDATED STATEMENTS OF EARNINGS
                              For fiscal years 2001, 2000 and 1999

(In thousands, except share and per share data)
-----------------------------------------------------------  ----------------------------------
                                                              Restated    Restated    Restated
                                                                2001        2000        1999
-----------------------------------------------------------  ----------  ----------  ----------
Net sales                                                    $ 580,201   $ 502,056   $ 496,959
Cost of products sold                                          476,826     419,450     416,810
-----------------------------------------------------------  ---------   ---------   ---------
Gross profit                                                   103,375      82,606      80,149
Operating and administrative expenses                           90,300      70,488      67,108
-----------------------------------------------------------  ---------   ---------   ---------
Operating income                                                13,075      12,118      13,041
Interest income                                                    605       1,349       1,175
Interest expense                                                (1,368)       (852)       (761)
-----------------------------------------------------------  ---------   ---------   ---------
Earnings before income taxes                                    12,312      12,615      13,455
Provision for income taxes                                       4,676       4,792       5,220
-----------------------------------------------------------  ---------   ---------   ---------
Net earnings                                                 $   7,636   $   7,823   $   8,235
-----------------------------------------------------------  ---------   ---------   ---------
Earnings per share - basic                                       $1.46       $1.32       $1.30
===========================================================  =========   =========   =========
Earnings per share - diluted                                     $1.45       $1.31       $1.28
===========================================================  =========   =========   =========
See notes to consolidated financial statements.

                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                              For fiscal years 2001, 2000 and 1999

(In thousands)
-----------------------------------------------------------  ----------------------------------
                                                              Restated    Restated    Restated
                                                                2001        2000        1999
-----------------------------------------------------------  ----------  ----------  ----------
Cash flows from operating activities:
Net earnings                                                 $   7,636   $   7,823   $   8,235
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
   Depreciation and amortization                                 6,913       5,282       4,617
   Deferred income taxes                                          (115)       (177)        481
   Changes in assets and liabilities, net of acquisition:
     Receivables                                                 1,462      (4,915)       (975)
     Inventories                                                (4,450)      2,054      (2,362)
     Other current assets                                       (3,818)        544        (630)
     Accounts payable                                              744       8,155      (4,473)
     Accrued liabilities                                        (3,014)      2,555         232
-----------------------------------------------------------  ---------   ---------   ---------
Net cash provided by operating activities                        5,358      21,321       5,125
-----------------------------------------------------------  ---------   ---------   ---------
Cash flows from investing activities:
   Acquisition, net of cash acquired                           (27,505)          -           -
   Capital expenditures                                         (5,983)     (5,345)     (2,867)
   Receipt of principal amounts under capital subleases            367         326         407
   Sale of assets and other                                      2,188           8         311
-----------------------------------------------------------  ---------   ---------   ---------
Net cash used in investing activities                          (30,933)     (5,011)     (2,149)
-----------------------------------------------------------  ---------   ---------   ---------
Cash flows from financing activities:
   Net change in revolver activity                              13,650           -           -
   Payment for acquisition of treasury stock                    (9,662)     (6,067)    (12,864)
   Receipt for private placement sale of treasury stock          3,300           -           -
   Payment of cash dividends                                    (1,868)     (2,141)     (2,155)
   Exercise of stock options                                     1,078       1,602         924
   Principal payments on capital lease obligations                (905)       (696)       (655)
   Long-term debt borrowing                                        335           -           -
   Principal payments on long-term debt                           (242)       (156)       (146)
   Other financing activities                                       81          24          19
-----------------------------------------------------------  ---------   ---------   ---------
Net cash flows provided by (used in) financing activities        5,767      (7,434)    (14,877)
-----------------------------------------------------------  ---------   ---------   ---------
Cash and equivalents:
   Net change                                                  (19,808)      8,876     (11,901)
   Balance, beginning of year                                   31,309      22,433      34,334
-----------------------------------------------------------  ---------   ---------   ---------
Balance, end of year                                         $  11,501   $  31,309   $  22,433
===========================================================  =========   =========   =========

See notes to consolidated financial statements.

                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                                       For fiscal years 2001, 2000 and 1999

(In thousands, except share and per share data)
------------------------------------------------------------------------------------------------------------------
                                                   Common       Additional                               Total
                                                Stock $0.05      Paid-in     Retained    Treasury    Shareholders'
                                                 par value       Capital     Earnings     Stock       Investment
------------------------------------------------------------------------------------------------------------------

Balances at January 2, 1999 (restated)            $   438        $ 14,359    $ 58,310    $(19,504)     $ 53,603
------------------------------------------------------------------------------------------------------------------
   Net earnings (restated)                              -               -       8,235           -         8,235
   Cash dividends, common stock
    $0.34 per share                                     -               -      (2,155)          -        (2,155)
   Acquisition of 821,600 shares of
    treasury stock                                      -               -           -     (12,864)      (12,864)
   Issuance of 166,750 shares of treasury
    stock upon exercise of stock options                -               -           -         924           924
   Tax benefits from exercise of stock
    options                                             -             602           -           -           602
   Other                                                -               -           -          19            19
------------------------------------------------------------------------------------------------------------------

Balances at January 1, 2000 (restated)                438          14,961      64,390     (31,425)       48,364
------------------------------------------------------------------------------------------------------------------
   Net earnings (restated)                              -               -       7,823           -         7,823
   Cash dividends, common stock
    $0.36 per share                                     -               -      (2,141)          -        (2,141)
   Acquisition of 558,540 shares of
    treasury stock                                      -               -           -      (6,067)       (6,067)
   Issuance of 200,100 shares of treasury
    stock upon exercise of stock options                -               -           -       1,602         1,602
   Tax benefits from exercise of stock
    options                                             -             213           -           -           213
   Other                                                -               -           -          24            24
------------------------------------------------------------------------------------------------------------------

Balances at December 30, 2000 (restated)              438          15,174      70,072     (35,866)       49,818
------------------------------------------------------------------------------------------------------------------
   Net earnings (restated)                              -               -       7,636           -         7,636
   Cash dividends, common stock $0.36 per
    share                                               -               -      (1,868)          -        (1,868)
   Acquisition of 742,998 shares of treasury
    stock                                               -               -           -      (9,662)       (9,662)
   Issuance of 200,000 shares of treasury
    stock in private placement sale                     -               -           -       3,300         3,300
   Issuance of 117,000 shares of treasury
    stock upon exercise of stock options                -               -           -       1,078         1,078
   Tax benefits from exercise of stock
    options                                             -             197           -           -           197
   Other                                                -               -           -          81            81
------------------------------------------------------------------------------------------------------------------

Balances at December 29, 2001 (restated)          $   438        $ 15,371    $ 75,840    $(41,069)     $ 50,580
==================================================================================================================

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      For fiscal years 2001, 2000 and 1999

Note 1
Restatement
     Our previously issued consolidated balance sheets as of December 29, 2001, December 30, 2000 and January 1, 2000 and the related consolidated statements of earnings, stockholders' investment, and cash flows for the three years ending December 29, 2001 have been restated for the items described below.

Receivables, net
     As more fully described within the caption addressing cost of products sold, we understated our cost of products sold due to an error related to a unique supply relationship we have with one of our direct store delivery meat vendors. Accurately stating cost of products sold resulted in an adjustment to receivables, net, in fiscal years 2001, 2000 and 1999.
     Additionally, we corrected an error to recognize patronage dividends on an accrual basis rather than the cash basis. This correction resulted in an increase in receivables, net, in fiscal years 2000 and 1999.

Inventories
     Inventory balances were adjusted to recognize the reduction in inventory values reflecting cash discounts received by us from our vendors. The correction reduced inventory balances in fiscal years 2001, 2000 and 1999.
     We did not fully eliminate intercompany profit recorded within our inventory balance. Correction of this error resulted in a reduction in the reported inventory balance in fiscal years 2000 and 1999.

Accounts payable
     Accounts payable were reduced to reflect our estimate of the underlying vendor liability based on the best information available at the balance sheet date. Correction of this error impacted fiscal years 2001, 2000 and 1999.

Accrued insurance
     Accrued insurance was reduced to reflect our estimate of the underlying employee health insurance liability based on the best information available at the balance sheet date. Correction of this error impacted fiscal years 2001, 2000 and 1999.

Other accrued liabilities
     The originally reported tax liabilities were restated to reflect the impact of the adjustments described in this note, impacting fiscal years 2001, 2000 and 1999.

Cost of products sold
     We understated our cost of products sold due to an error related to a unique supply relationship we have with one of our direct store delivery meat vendors. Orders from nine supermarkets were delivered by the vendor to our meat distribution center and shipped by us to these stores. Sales were properly recorded, but we inadvertently failed to record accurately the corresponding cost of products sold. Correction of this error resulted in adjustments in fiscal years 2001, 2000 and 1999.
     In addition, the we restated our 2001 cost of products sold to include labor costs related to our deli and bakery manufacturing operation which were previously recorded as operating and administrative expenses.

Operating and administrative expenses
     We incorrectly included 2001 labor costs related to our deli and bakery manufacturing operation within operating and administrative expenses. This amount was adjusted to accurately reflect these amounts as a component of cost of products sold.

Provision for income taxes
     The tax provision for all years disclosed was restated for the impact of adjustments described above.
     The following tables present the changes that have been made to the consolidated balance sheets as of December 29, 2001, December 30, 2000 and January 1, 2000 and the related consolidated statements of earnings and stockholders' investment for the three years ending December 29, 2001 as a result of the restatement. There were no changes in operating, financing or investing cash flows for the three years ending December 29, 2001.

(In thousands except per share data)
------------------------------------------------------------------------------------------------------------
                                                2001                   2000                        1999
--------------------------------------- ---------------------  ----------------------  ---------------------
                                            As                     As                      As
                                        Previously      As     Previously       As     Previously      As
                                         Reported    Restated   Reported     Restated   Reported    Restated
--------------------------------------- ----------  ---------  ----------  ----------  ----------  ---------
Balance Sheet Components:
Receivables, net                        $   11,385  $  10,884  $   11,691  $  11,428   $    6,629  $   6,513
Inventories                                 34,952     34,538      24,259     23,845       26,313     25,899
Total current assets                        69,287     68,372      74,277     73,600       62,685     62,155
Total assets                               139,235    138,320     104,899    104,222       93,627     93,097
Accounts payable                            33,981     33,293      27,700     27,012       19,545     18,857
Accrued insurance                            3,150      2,665       3,032      2,547        3,002      2,517
Other accrued liabilities                    3,844      3,942       6,197      6,388        3,765      4,463
Total current liabilities                   50,335     49,260      43,556     42,574       32,888     31,963
Retained earnings                           75,680     75,840      69,767     70,072       63,995     64,390
Total shareholders' investment              50,420     50,580      49,513     49,818       47,969     48,364
Total liab. and shareholders' invest.      139,235    138,320     104,899    104,222       93,627     93,097
Earnings Components:
Cost of products sold                      474,565    476,826     419,303    419,450      416,609    416,810
Gross profit                               105,636    103,375      82,753     82,606       80,350     80,149
Operating and administrative exp.           92,323     90,300      70,488     70,488       67,108     67,108
Operating income                            13,313     13,075      12,265     12,118       13,242     13,041
Earnings before income taxes                12,550     12,312      12,762     12,615       13,656     13,455
Provision for income taxes                   4,769      4,676       4,849      4,792        5,298      5,220
Net earnings                                 7,781      7,636       7,913      7,823        8,358      8,235
Earnings per share - basic                    1.49       1.46        1.33       1.32         1.32       1.30
Earnings per share - diluted                  1.48       1.45        1.33       1.31         1.30       1.28
------------------------------------------------------------------------------------------------------------

Note 1a
Description of Business
     At the Schultz Sav-O Stores, Inc. annual shareholder meeting held on May 30, 2001 the shareholders approved a plan of share exchange to create a holding company, Fresh Brands, Inc. ("FBI"). After the share exchange, each Schultz Sav-O Stores, Inc. shareholder received one share of Fresh Brands, Inc. stock for every share of Schultz Sav-O Stores, Inc. stock that he or she owned. On June 4, 2001, the stock began trading on the Nasdaq National Market System under the symbol "FRSH".
     Fresh Brands Distributing, Inc. ("FBDI"), a wholly owned subsidiary of FBI located in Sheboygan, Wisconsin is engaged in the food distribution business through franchised and corporate Piggly Wiggly(R) retail supermarkets and as a supplier to independent food stores. Dick's(R) Supermarkets, Inc. ("DSI"), a wholly owned subsidiary of FBI located in Platteville, Wisconsin operates corporate Dick's retail supermarkets and is a wholesale supplier of bakery and deli goods. FBDI provides delivery of wholesale goods to corporate retail stores and other customers through PW Trucking, Inc., a wholly owned subsidiary of FBDI. The corporate-owned and franchised retail supermarkets operating under the Piggly Wiggly and Dick's Supermarkets brands, and independent food stores we supply are located throughout Wisconsin and northern Illinois.

Note 2
Summary of Significant Accounting Policies
Fiscal year
     Our fiscal year ends on the Saturday closest to December 31. The 2001, 2000 and 1999 fiscal years were 52-week periods ended December 29, 2001, December 30, 2000, and January 1, 2000, respectively.

Principles of consolidation
     The consolidated financial statements include the accounts of Fresh Brands, Inc. and its wholly-owned subsidiaries Fresh Brands Distributing, Inc., Dick's Supermarkets, Inc. (from the date of acquisition on June 18, 2001) and PW Trucking, Inc. Intercompany accounts and transactions have been eliminated.

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

Receivables
     We record receivables primarily from our wholesale customers, most of which are franchised customers. We continuously monitor the financial viability of our customers and provide an allowance for doubtful accounts related to both credit worthiness and retail subsidies that are provided to these customers. Receivables are shown net of the allowance for doubtful accounts of $3,450,000, $3,850,000 and $4,300,000 at December 29, 2001, December 30, 2000 and January 1,
2000, respectively.

Inventories
     Inventories, substantially all of which consist of food, groceries and related products for resale, are stated at the lower of cost or market value. Cost is determined primarily on the last-in, first-out (LIFO) method. At Fresh Brands Distributing, Inc., for meat and produce, cost is determined on the first-in, first-out (FIFO) method. At December 29, 2001, December 30, 2000 and January 1, 2000, 84%, 79% and 81%, respectively, of all inventories were accounted for under the LIFO method.
     The excess of current cost over the stated LIFO cost of inventory was $9,704,000, $10,284,000 and $9,872,000 at December 29, 2001, December 30, 2000
and January 1, 2000, respectively.

Goodwill
     Goodwill is comprised of amounts paid in excess of the fair value of acquired net assets and is amortized on a straight-line basis over the estimated life of 20 years. Goodwill accumulated amortization was $775,000, $174,000 and $115,000 at December 29, 2001, December 30, 2000 and January 1, 2000,
respectively. The amortization of goodwill in 2001 increased by approximately $540,000 over 2000 due to the Dick's acquisition. Goodwill amortization expense was $601,000, $59,000 and $59,000 for 2001, 2000 and 1999, respectively. For fiscal 2002, we will adopt Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to impairment tests at least annually in accordance with this statement. During fiscal 2002, we will perform the first of the required impairment tests of goodwill. Management expects no goodwill impairment as a result of the tests to be performed. Additionally, this accounting change is expected to have a positive impact on pre-tax operating earnings in 2002 of approximately $1.0 million.

Other current assets
     Other current assets at December 29, 2001, December 30, 2000 and January 2, 2000 consisted of the following:

     (In thousands)
     ---------------------------------------   --------  --------  --------
                                                 2001      2000      1999
     ---------------------------------------   --------  --------  --------
     Prepaid expenses                          $ 1,268   $ 1,417   $ 1,500
     Receivable under capital subleases            526       368       326
     Retail systems and supplies for resale        426       484       496
     ---------------------------------------   --------  --------  --------
     Other currentassets                       $ 2,220   $ 2,269   $ 2,322
     =======================================   ========  ========  ========

     Receivables under capital subleases represent amounts due to us under sublease agreements with our franchised supermarkets. The subleases are established with the franchisees using terms similar to those existing under the primary lease agreement we have with the original lessor.

Land and building held for resale
     Land and building held for resale consists of costs incurred for retail facility projects which complete in less than one year. Project costs which we fund are accumulated until project completion. Upon project completion, and the subsequent sale of the facility, lease arrangements are established.

Property and equipment, net
     Property and equipment are stated at cost, net of depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. Equipment generally has a useful life of 4 to 7 years; computer hardware and software have a useful life of 3 to 5 years; buildings and land improvements have a useful life of 10 to 35 years; and leasehold improvements generally have a useful life of 10 to 20 years. Facility remodeling and upgrade costs on leased stores are capitalized as leasehold improvements and are amortized over the shorter of the remaining lease term or the useful life of the asset. Upon disposal, the appropriate asset cost and accumulated depreciation and amortization are retired. Gains and losses on disposition are included in earnings. Periodically, we evaluate all long-lived assets for impairment using the guidelines of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets". Asset cost is reduced when an impairment is identified. In 2001 an impairment loss of $200,000 was recorded. No assets were determined to be impaired in 2000 or 1999.
     Property and equipment, net of accumulated depreciation and amortization at December 29, 2001, December 30, 2000, and January 1, 2000 consisted of the following:

 (In thousands)
-----------------------------------------------  ---------  ---------  ---------
                                                    2001       2000       1999
-----------------------------------------------  ---------  ---------  ---------
Land and buildings                               $ 15,639   $ 18,939   $ 18,842
Leasehold
improvements                                        8,344      5,609      5,772
Equipment and
fixtures                                           46,469     37,012     35,375
-----------------------------------------------  ---------  ---------  ---------
                                                 $ 70,452   $ 61,560   $ 59,989
Less accumulated depreciation and amortization    (43,939)   (42,167)   (39,704)
-----------------------------------------------  ---------  ---------  ---------
Property and equipment, net                      $ 26,513   $ 19,393   $ 20,285
===============================================  =========  =========  =========

Other noncurrent assets

     Other noncurrent assets, net of accumulated amortization of $3,273,000, $3,298,000 and $2,716,000, at December 29, 2001, December 30, 2000 and January
1, 2000 consisted of the following:

          (In thousands)
          --------------------------  ---------  ---------  --------
                                         2001       2000      1999
          --------------------------  ---------  ---------  --------
          Capitalized software, net    $  3,036   $  2,983  $  1,475
          Other intangibles, net             45        136       227
          Other                             192        179       185
          --------------------------  ---------  ---------  --------
          Total                        $  3,273   $  3,298  $  1,887
          ==========================  =========  =========  ========

     When events and circumstances warrant, we review the carrying value of capitalized software costs. Capitalized software generally has a useful life of 3 to 5 years. A loss may be recognized when the value of estimated undiscounted cash flow benefit related to the asset falls below the unamortized cost.

Accounts payable
     Accounts payable includes $10,709,000, $11,537,000 and $6,277,000 at
December 29, 2001, December 30, 2000 and January 1, 2000, respectively, of issued checks that have not cleared the Company's disbursing bank accounts.

Retail repositioning reserve
     Estimated repositioning and termination expenses associated with the closure, replacement or disposal of stores, consisting primarily of lease payments, related facility costs (taxes, utilities and maintenance) and severance payments are charged to operating and administrative expenses upon the decision to close, replace or dispose of a store as soon as the amounts are reasonably estimated. At December 29, 2001, December 30, 2000 and January 1, 2000, the remaining retail repositioning reserve was $300,000, $495,000 and $450,000, respectively. These amounts are included in other accrued liabilities on the consolidated balance sheets. It is expected that these costs will be completely expended by the end of 2003.

Financial instruments
     Our financial instruments consist of various debt facilities and cash equivalents. At December 29, 2001, the fair market value of our financial instruments was not materially different from the carrying value based on market quotes, where available, and market yields for similar instruments.

Supplementary disclosure of cash flow information
     Interest and taxes paid included in our cash flow from operations were as follows:

          (In thousands)
          -----------------   ----------   ----------   ----------
                                2001         2000         1999
          -----------------   ----------   ----------   ----------
          Interest paid        $  1,352     $    851     $    760
          Taxes paid              5,523        4,873        4,649
          -----------------   ----------   ----------   ----------

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

Shipping and handling fees and costs
     We have historically presented shipping revenues as a component of net sales and the related costs of transporting goods to the warehouse as part of cost of products sold and the costs of shipping goods to customers as part of operating and administrative expenses. Shipping and handling costs included in operating and administrative expenses were $6,660,000, $5,567,000 and $5,355,000, in 2001, 2000, and 1999, respectively.

Reclassifications
     Certain 2000 and 1999 amounts previously reported have been reclassified to conform to the 2001 presentation.

New accounting pronouncements
     In May 2000, the Emerging Issues Task Force ("EITF") issued No. 01-09, "Accounting for Certain Sales Incentives". Issue 01-09 addresses the recognition, measurement, and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of, a single exchange transaction. This pronouncement will be adopted during fiscal 2002. We feel this will reduce sales and cost of sales by approximately $6,000,000 in fiscal 2002.
     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for Impairment of Disposal of Long-Lived Assets" effective for years beginning after December 15, 2001. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and provides additional implementation guidance for assets to be held and used and assets to be disposed of other than by sales. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The Company believes that the adoption of SFAS 144 will not have a significant impact on our consolidated financial statements.

Note 3
Acquisition
     On June 16, 2001, we acquired all of the outstanding common stock of Dick's Supermarkets, Inc. for approximately $30.2 million in cash (including assumption of funded debt). This acquisition has been accounted for under the purchase method of accounting, and the results of Dick's Supermarkets, Inc. have been included in our results from the date of acquisition. The purchase price was allocated to the fair market value of the assets acquired and the liabilities assumed. The purchase price allocation included the write-up to fair value of inventory and fixed assets of $1.7 million and $4.7 million, respectively, and resulted in goodwill of approximately $20.2 million.
     The following unaudited pro forma consolidated results of continuing operations present the companies as if they had been combined at the beginning of the periods presented. These pro forma results are based on assumptions considered appropriate by management. These pro forma results have been prepared for limited comparative purposes only and do not purport to be indicative of results which would have actually been reported had the acquisition taken place on January 2, 2000, or which may be reported in the future.

(In thousands, except per share data)
-----------------------------------------------------------------------------
                                              Restated           Restated
                                                2001               2000
-----------------------------------------------------------------------------
Net sales                                    $  624,254         $  608,480
Net earnings                                 $    7,061         $    7,710
-----------------------------------------------------------------------------
Basic and diluted earnings per share
-----------------------------------------------------------------------------
   Basic                                     $     1.35         $     1.30
   Diluted                                   $     1.34         $     1.30
=============================================================================

Note 4
Long-Term Debt
     We entered into a new loan agreement in June 2001 providing unsecured revolving credit facilities totaling $35,000,000 which expires April 30, 2004. This arrangement provides for borrowings at interest rates based on either the bank's prime rate or adjusted LIBOR plus 1%. Quarterly commitment fees are also paid at a rate of .0625% based on the average daily unused amount of the revolving credit facility. At December 29, 2001, the interest rate was 3.12%. There are no compensating balance requirements. At December 29, 2001 we had related debt outstanding from the revolving line of credit of $13,650,000. There were no borrowings under this agreement during 2000.
     Long-term debt at December 29, 2001, December 30, 2000 and January 1, 2000 consisted of the following:

(In thousands)
--------------------------------------------------------------------------------
                                                2001         2000         1999
--------------------------------------------------------------------------------
Revolving line of credit                     $ 13,650      $     -

Mortgage note, 9.675%, due in monthly
 installments of $33 including interest
 due through June 2012                          2,618        2,754        2,878
Note payable, 3.0%, due in monthly
 installments of $5 including interest
  due through July 2006                           304            -            -
Note payable, 2.0%, due in monthly
 installments of $8 including interest
 due through 2004                                 254            -            -
Land contract, 10.0%, due in annual
 installments of $33 through March 2003            66          100          133
--------------------------------------------------------------------------------
                                               16,892        2,854        3,011
 Less current maturities                         (323)        (169)        (146)
--------------------------------------------------------------------------------
 Long-term debt                              $ 16,569      $ 2,685      $ 2,865
================================================================================

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

     Interest expense consisted of the following:

(In thousands)
-----------------------------------------------------------------------------
                                               2001        2000        1999
-----------------------------------------------------------------------------
Imputed interest-capital leases               $  726      $  565      $  445
Interest on long-term debt                       584         287         302
Other                                             58          -           14
-----------------------------------------------------------------------------
Interest expense                              $1,368      $  852      $  761
=============================================================================

Note 5
Income Taxes
     The difference between the statutory federal income tax rate and the effective rate is summarized as follows:

     ---------------------------------------------------------------
                                             2001     2000     1999
     ---------------------------------------------------------------
     Federal income tax                      34.0%    34.0%    34.0%
     State income taxes, net of federal
      income tax benefit                      4.7      4.8      4.5
     Other, net                              (0.7)    (0.8)     0.3
     ---------------------------------------------------------------
     Effective income tax rate               38.0%    38.0%    38.8%
     ===============================================================

     The components of the provision for income taxes consisted of the following:

     (In thousands)
     ----------------------------------------------------------------
                                Restated      Restated      Restated
                                  2001          2000          1999
     ----------------------------------------------------------------
     Currently payable
        Federal                  $3,888        $4,019        $3,856
        State                       903           950           883
     Deferred                      (115)         (177)          481
     ----------------------------------------------------------------
     Provision for
     income taxes                $4,676        $4,792        $5,220
     ================================================================

     The components of deferred income tax assets and liabilities at December 29, 2001, December 30, 2000 and January 1, 2000 were as follows:

(In thousands)
------------------------------------------------------------------------------
                                             2001         2000         1999
------------------------------------------------------------------------------
Deferred income tax assets:
  Bad debt reserve                           $1,346       $1,502       $1,677
  Accrued insurance                           1,238        1,195        1,182
  Capital leases                                770          743          727
  Vacation pay                                  964          718          652
  Retail repositioning reserve                  117          193          176
  Other                                         895          585          747
------------------------------------------------------------------------------
Total deferred
   income tax assets                          5,330        4,936        5,161
------------------------------------------------------------------------------
Deferred income tax
liabilities:
  Property and equipment                     (1,887)      (1,618)      (2,025)
   Pension                                      (87)         (77)         (72)
------------------------------------------------------------------------------
Total deferred income tax liabilities        (1,974)      (1,695)      (2,097)
------------------------------------------------------------------------------
Net deferred income tax assets               $3,356       $3,241        $3,064
==============================================================================

     We currently have no requirements for a valuation allowance for our deferred income tax assets. The net deferred income tax assets as of December 29, 2001, December 30, 2000 and January 1, 2000 were classified in the balance sheet as follows:

(In thousands)
-------------------------------------------------------------------------------
                                                   2001       2000       1999
-------------------------------------------------------------------------------
Current deferred income tax asset               $  4,459   $  4,102   $  3,900
Noncurrent deferred income tax liability          (1,103)      (861)      (836)
-------------------------------------------------------------------------------
Net deferred income tax assets                  $  3,356   $  3,241   $  3,064
===============================================================================

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

Note 7
Retirement Plans
     We have a trusteed retirement savings defined contribution plan, which includes provisions of Section 401(k) of the Internal Revenue Code, for the benefit of our non-union eligible employees. For FBDI, annual provisions are based on a mandatory 5% of eligible participant compensation and additional amounts at the sole discretion of the Board of Directors. For DSI, annual provisions are based on 1% of eligible participant compensation. Provisions for 2001, 2000 and 1999 were $1,317,000, $975,000 and $930,000, respectively. Both plans allow participants to make pretax contributions. We then match certain percentages of employee contributions. Our matching contributions for 2001, 2000 and 1999 were $230,000, $95,000 and $90,000, respectively.
     We have union-administered multi-employer pension plans covering all hourly paid employees represented by collective bargaining agreements. Total pension expense was $2,010,000, $1,814,000 and $1,696,000 in 2001, 2000 and 1999,
respectively.

Note 8
Leases
     We lease most of our retail stores under lease agreements with original lease periods of 15 to 20 years and typically with five-year renewal options. Exercise of such options is dependent on, among others, the level of business conducted at the location. Executory costs, such as maintenance and real estate taxes, are generally our responsibility. In a majority of situations, we will enter into a lease for a store and sublease the store to a wholesale customer. When leases of this type are established, the future minimum lease payments due under the capital lease arrangements with our customers are recorded on our consolidated balance sheets as sublease receivables. Additionally, we lease transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some real estate leases contain contingent rental provisions based on sales volume at retail stores and some equipment leases contain contingent rental provisions based on miles traveled for tractors and trailers.
     Capitalized leases were calculated using interest rates appropriate at the inception of each lease. A summary of real property utilized by us under capital leases at December 29, 2001, December 30, 2000 and January 1, 2000 was as follows:

(In thousands)
-------------------------------------------------------------------------------
                                               2001         2000         1999
-------------------------------------------------------------------------------
Investments in leased property
 under capital leases                       $ 14,675     $  6,514     $  6,514
Less accumulated amortization                 (4,071)      (3,463)      (3,052)
-------------------------------------------------------------------------------
Property under capital leases, net          $ 10,604     $  3,051     $  3,462
===============================================================================

     Amortization of leased property under capital leases, included in operating and administrative expenses, amounted to $619,000, $411,000 and $287,000 in 2001, 2000 and 1999, respectively.

     The following is a schedule of future minimum lease payments under capital leases and subleases and the present value of such payments as of December 29, 2001:

(In thousands)
------------------------------------------------------------------------------
                                                    Capital        Capital
                                                     Lease        Sublease
                                                  Obligations    Receivables
------------------------------------------------------------------------------
2002                                               $  3,130       $  1,473
2003                                                  3,106          1,484
2004                                                  2,910          1,490
2005                                                  2,952          1,499
2006                                                  2,863          1,394
2007-2021                                            23,249         10,164
-------------------------------------------------------------------------------
Total minimum lease payments                         38,210         17,504
Less interest                                       (16,210)        (7,700)
-------------------------------------------------------------------------------
Present value of minimum lease payments
 and amounts receivable                              22,000          9,804
Less current portion                                 (1,192)          (526)
-------------------------------------------------------------------------------
Long-term obligations and receivable               $ 20,808       $  9,278
===============================================================================

     The following is a schedule of future minimum lease payments required under operating leases for retail stores, transportation equipment, corporate office space and office equipment that have noncancelable operating lease terms in excess of one year as of December 29, 2001:

     (In thousands)
     ----------------------------------------------------------------
     2002                                                $   13,188
     2003                                                    12,955
     2004                                                    12,496
     2005                                                    11,717
     2006                                                    10,956
     2007-2020                                               81,636
     ----------------------------------------------------------------
     Total minimum lease payments                        $  142,948
     Less minimum amounts receivable
       under noncancelable subleases                       (100,306)
     ----------------------------------------------------------------
     Net minimum lease payments                          $   42,642
     ----------------------------------------------------------------

     Rental expenses, net of rental income from subleases, for all operating leases amounted to $6,166,000, $5,260,000 and $5,010,000 in 2001, 2000 and 1999,
respectively. These amounts include $1,215,000, $1,035,000 and $1,054,000, respectively, for contingent rentals.
     In October of 2001, we entered into an arrangement to sell and leaseback an existing Sheboygan, Wisconsin corporate supermarket for conversion into an additional distribution center. The new 20 year capital lease will expire in 2021.

Note 9
Stock Option Plans
     We have stock option plans which provide for the grant of either incentive or nonqualified stock options to key employees and nonqualified options to directors. The exercise price of each option is equal to the market price of our stock on the date of grant. Options granted prior to year 2000, are exercisable for seven years from the date of grant. Options granted beginning in January 2000, are now exercisable for ten years from the date of grant. Most options vest ratably over the first three years. Such vesting may be accelerated by the Stock Option Committee of the Board of Directors or upon a change in control of the Company, as defined by the plans.
     We adopted the disclosure requirements of SFAS No. 123. Had we determined compensation cost based on the fair value at the grant date for our stock options under SFAS No. 123, our net earnings would have been reduced to the following pro forma amounts below:

     (In thousands)
     -------------------------------------------------------------------
                                        Restated    Restated    Restated
                                          2001        2000        1999
     -------------------------------------------------------------------
     Net earnings
       As reported                       $7,636      $7,823      $8,235
       Pro forma                          7,241       7,487       7,889
     -------------------------------------------------------------------
     Earnings per share-diluted
       As reported                        $1.45       $1.31       $1.28
       Pro forma                          $1.37       $1.26       $1.23
     ===================================================================

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999:

     (In thousands)
     ------------------------------------------------------------------
                                    2001          2000          1999
     ------------------------------------------------------------------
     Dividend yield                 2.25%         2.00%         2.00%
     Expected volatility           28.22%        25.01%        25.91%
     Risk-free interest rate        5.05%         6.57%         4.75%
     Expected term of grant       7.0 years     5.5 years     5.5 years
     ==================================================================

     The fair values of each option granted in 2001, 2000 and 1999 were $3.85, $3.48 and $4.27, respectively.

     As of December 29, 2001, no incentive stock options have been granted. Following is a summary of the status of nonqualified stock options for the fiscal years 2001, 2000 and 1999:

(In thousands)
--------------------------------------------------------------------------------
                                                     Number     Weighted Average
                                                    of shares    Exercise prices
--------------------------------------------------------------------------------
Shares under option at January 2, 1999              672,750          $ 9.21
   Granted                                          165,700           16.13
   Exercised                                       (166,750)           5.54
    Forfeited                                       (27,500)          14.81
--------------------------------------------------------------------------------
Shares under option at January 1, 2000              644,200           11.70
   Granted                                          187,200           11.84
   Exercised                                       (200,100)           8.01
   Forfeited                                        (28,600)          14.38
--------------------------------------------------------------------------------
Shares under option at December 30, 2000            602,700           12.85
   Granted                                          332,000           12.56
   Exercised                                       (117,000)           9.22
   Forfeited                                       (189,000)          14.38
--------------------------------------------------------------------------------
Shares under option at December 29, 2001            628,700           12.91
================================================================================
Shares reserved for grant at December 29, 2001      781,600
================================================================================

The range of options outstanding at December 29, 2001 is as follows:

-------------------------------------------------------------------------------
Price Range per Share                 $9.67-$14.25     $15.00-$18.85     Total
-------------------------------------------------------------------------------
Number of options outstanding            466,200           162,500      628,700
Weighted average exercise price
 outstanding                              $11.78            $16.15       $12.91
Number of options exercisable            107,866           135,667      243,533
Weighted average exercise price
 exercisable                              $11.63            $16.15       $14.15
Weighted average remaining
 contractual life (in years)                8.26              4.64         7.33
===============================================================================

     When options are exercised, we realize certain income tax benefits. These benefits resulted in a decrease in current income taxes payable and a corresponding increase in additional paid-in capital.
     Nonqualified stock options were exercisable at the weighted average per share prices of $14.15, $12.09 and $9.29 at December 29, 2001, December 30, 2000 and January 1, 2000, respectively.

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

     Our calculations of earnings per share-basic and earnings per share-diluted were as follows:

(In thousands)
--------------------------------------------------------------------------------
                                                  Restated   Restated   Restated
                                                    2001       2000       1999
--------------------------------------------------------------------------------
Net earnings available for common shareholders     $ 7,636    $ 7,823   $ 8,235
Weighted average shares outstanding                  5,228      5,935     6,336
Earnings per share-basic                             $1.46      $1.32     $1.30
--------------------------------------------------------------------------------
Net earnings available for common shareholders     $ 7,636    $ 7,823   $ 8,235
Weighted average shares outstanding                  5,228      5,935     6,336
Stock options' dilutive effect                          41         16       102
Weighted average shares and equivalents
 outstanding                                         5,269      5,951     6,438
Earnings per share-diluted                           $1.45      $1.31     $1.28
--------------------------------------------------------------------------------

Note 12
Segment Reporting
     Our operations are classified into two reportable business segments, wholesale and retail. The operational performance of both wholesale and retail segments are managed and evaluated by management.
     The wholesale segment represents our business activities relating to food wholesale distribution. At December 29, 2001, we provided products to 72 franchised units, 27 corporate stores and a number of independent retail stores. The wholesale segment includes warehousing, transportation, manufacturing and other logistical functions, and derives its revenues primarily from the sale of groceries, produce, dairy, meat and cigarette products to our franchised, corporate and independent retail customers. Topco LLC was a major supplier to our wholesale segment in 2001 providing nearly 12% of total inventory purchases for each of the last three years. Inventory purchases from Topco for 2001, 2000 and 1999 were $55,703,000, $50,442,000 and $50,338,000, respectively. The retail segment relates to our retail supermarket activities. Revenues are realized through the sale of groceries, dairy, produce, meat, bakery, deli and other merchandise by our corporate retail stores to retail consumers.
     The accounting policies of the two segments are the same as those described in the Summary of Significant Accounting Policies. Our management utilizes several measurement tools in evaluating each segment's performance and each segment's resource requirements. However, the principal measurement tools are consistent with our consolidated financial statements and accordingly are reported on a similar basis. Wholesale operating profits on sales through our corporate stores are allocated to the retail segment. The "corporate" heading includes corporate-related items, principally cash and equivalents. As it relates to operating income, the "corporate" heading includes corporate-related items allocated to the appropriate segments.
     Summarized financial information concerning our reportable segments is shown in the following table:

(In thousands)
--------------------------------------------------------------------------------------
Sales                                         2001             2000            1999
--------------------------------------------------------------------------------------
Wholesale sales                            $ 451,934        $ 409,437       $ 411,913
Inter/Intracompany
Sales                                       (143,156)        (114,910)       (123,376)
--------------------------------------------------------------------------------------
Net wholesale sales                          308,778          294,527         288,537
Retail sales                                 271,423          207,529         208,422
--------------------------------------------------------------------------------------
Total                                      $ 580,201        $ 502,056       $ 496,810
======================================================================================

--------------------------------------------------------------------------------------
                                            Restated         Restated        Restated
Earnings before income taxes                  2001             2000            1999
--------------------------------------------------------------------------------------
Wholesale                                  $   9,969        $   9,204       $   9,669
Retail                                         3,106            2,914           3,372
--------------------------------------------------------------------------------------
Total operating income                        13,075           12,118          13,041
Interest income                                  605            1,349           1,175
Interest expense                              (1,368)            (852)           (761)
--------------------------------------------------------------------------------------
Earnings before income taxes               $  12,312        $  12,615       $  13,455
======================================================================================

--------------------------------------------------------------------------------------
Capital Expenditures                          2001             2000            1999
--------------------------------------------------------------------------------------
Wholesale                                  $   1,569        $     378       $     199
Retail                                         3,175            2,214           1,869
Corporate                                      1,221            2,686           1,141
--------------------------------------------------------------------------------------
Total                                      $   5,965        $   5,278       $   3,209
======================================================================================

--------------------------------------------------------------------------------------
Depreciation and Amortization                 2001             2000            1999
--------------------------------------------------------------------------------------
Wholesale                                  $     926        $     829       $     820
Retail                                         4,705            3,001           2,450
Corporate                                      1,264            1,385           1,689
--------------------------------------------------------------------------------------
Total                                      $   6,895        $   5,215       $   4,959
======================================================================================

--------------------------------------------------------------------------------------
                                            Restated         Restated        Restated
Identifiable Assets                           2001             2000            1999
--------------------------------------------------------------------------------------
Wholesale                                  $  38,556        $  31,185       $  33,509
Retail                                        69,403           28,077          28,363
Corporate                                     30,361           44,960          31,225
--------------------------------------------------------------------------------------
Total                                      $ 138,320        $ 104,222       $  93,097
======================================================================================

Restated Quarterly Financial Information (Unaudited)
     We generally include sixteen weeks in our first quarter and twelve weeks in each subsequent quarter. Summarized quarterly and annual financial information for fiscal years 2001, 2000 and 1999 follows:

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                 Fiscal Year Ended December 29, 2001
-------------------------------------------------------------------------------------------------------------------------
                                                              First       Second        Third       Fourth        Year
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                   $ 155,724    $ 131,899    $ 145,488    $ 147,090    $ 580,201
Gross profit                                                   26,006       23,064       28,321       25,984      103,375
Net earnings                                                    1,856        1,741        1,490        2,549        7,636
Earnings per share - basic                                       0.34         0.33         0.30         0.50         1.46
Earnings per share - diluted                                     0.34         0.33         0.29         0.50         1.45
Weighted average shares and equivalents outstanding             5,518        5,251        5,097        5,133        5,269
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                 Fiscal Year Ended December 30, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                              First       Second        Third       Fourth        Year
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                   $ 147,688    $ 116,459    $ 116,341    $ 121,568    $ 502,056
Gross profit                                                   24,423       19,432       18,801       19,950       82,606
Net earnings                                                    1,846        1,879        1,529        2,569        7,823
Earnings per share - basic                                       0.31         0.32         0.26         0.44         1.32
Earnings per share - diluted                                     0.31         0.31         0.26         0.43         1.31
Weighted average shares and equivalents outstanding             5,999        5,989        5,951        5,916        5,951
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                 Fiscal Year Ended January 1, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                              First       Second        Third       Fourth        Year
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                   $ 146,951    $ 115,124    $ 113,406    $ 121,478    $ 496,959
Gross profit                                                   23,763       18,688       18,290       19,408       80,149
Net earnings                                                    1,811        2,001        1,635        2,788        8,235
Earnings per share - basic                                       0.28         0.31         0.26         0.46         1.30
Earnings per share - diluted                                     0.27         0.30         0.25         0.46         1.28
Weighted average shares and equivalents outstanding             6,756        6,601        6,421        6,095        6,438
-------------------------------------------------------------------------------------------------------------------------

     The following tables reconcile our previously filed quarterly financial information to the restated quarterly financial information included herein for restatements described more fully in Note 1.

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                        16-weeks Ended April 21, 2001
-------------------------------------------------------------------------------------------------------------------------
                                                                         As Previously                             As
                                                                           Reported           Adjustment        Restated
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $155,724             $    -          $155,724
Cost of products sold                                                       129,662                 56           129,718
Gross profit                                                                 26,062                (56)           26,006
Operating income                                                              2,944                (56)            2,888
Earnings before income taxes                                                  3,048                (56)            2,992
Provision for income taxes                                                    1,158                (22)            1,136
Net earnings                                                                  1,890                (34)            1,856
Earnings per share - basic                                                     0.34                  -              0.34
Earnings per share - diluted                                                   0.34                  -              0.34
Weighted average shares and equivalents outstanding                           5,518                                5,518
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                        12-weeks Ended July 14, 2001
-------------------------------------------------------------------------------------------------------------------------
                                                                         As Previously                             As
                                                                           Reported           Adjustment        Restated
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $131,899             $   -           $131,899
Cost of products sold                                                       108,778                 57           108,835
Gross profit                                                                 23,121                (57)           23,064
Operating income                                                              2,919                (57)            2,862
Earnings before income taxes                                                  2,865                (57)            2,808
Provision for income taxes                                                    1,089                (22)            1,067
Net earnings                                                                  1,776                (35)            1,741
Earnings per share - basic                                                     0.34              (0.01)             0.33
Earnings per share - diluted                                                   0.34              (0.01)             0.33
Weighted average shares and equivalents outstanding                           5,251                                5,251
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                        12-weeks Ended October 6, 2001
-------------------------------------------------------------------------------------------------------------------------
                                                                         As Previously                             As
                                                                           Reported           Adjustment        Restated
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $145,488             $   -           $145,488
Cost of products sold                                                       117,092                 75           117,167
Gross profit                                                                 28,396                (75)           28,321
Operating income                                                              2,807                (75)            2,732
Earnings before income taxes                                                  2,482                (75)            2,407
Provision for income taxes                                                      947                (30)              917
Net earnings                                                                  1,535                (45)            1,490
Earnings per share - basic                                                     0.30                  -              0.30
Earnings per share - diluted                                                   0.30              (0.01)             0.29
Weighted average shares and equivalents outstanding                           5,097                                5,097
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                        12-weeks Ended December 29, 2001
-------------------------------------------------------------------------------------------------------------------------
                                                                         As Previously                             As
                                                                           Reported           Adjustment        Restated
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $147,090            $    -           $147,090
Cost of products sold                                                       119,033              2,073           121,106
Gross profit                                                                 28,057             (2,073)           25,984
Operating and administrative expenses                                        23,414             (2,023)           21,391
Operating income                                                              4,643                (50)            4,593
Earnings before income taxes                                                  4,155                (50)            4,105
Provision for income taxes                                                    1,575                (19)            1,556
Net earnings                                                                  2,580                (31)            2,549
Earnings per share - basic                                                     0.51              (0.01)             0.50
Earnings per share - diluted                                                   0.50                  -              0.50
Weighted average shares and equivalents outstanding                           5,133                                5,133
-------------------------------------------------------------------------------------------------------------------------

     In the fourth quarter of 2001, we restated our cost of products sold to include labor costs related to our deli and bakery manufacturing operation which were previously recorded as operating and administrative expenses.

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                        16-weeks Ended April 22, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                                         As Previously                             As
                                                                           Reported           Adjustment        Restated
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $147,688             $   -           $147,688
Cost of products sold                                                       123,229                 36           123,265
Gross profit                                                                 24,459                (36)           24,423
Operating income                                                              2,999                (36)            2,963
Earnings before income taxes                                                  3,013                (36)            2,977
Provision for income taxes                                                    1,145                (14)            1,131
Net earnings                                                                  1,868                (22)            1,846
Earnings per share - basic                                                     0.31                  -              0.31
Earnings per share - diluted                                                   0.31                  -              0.31
Weighted average shares and equivalents outstanding                           5,999                                5,999
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                        12-weeks Ended July 15, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                                         As Previously                             As
                                                                           Reported           Adjustment        Restated
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $116,459             $   -           $116,459
Cost of products sold                                                        96,988                 39            97,027
Gross profit                                                                 19,471                (39)           19,432
Operating income                                                              2,964                (39)            2,925
Earnings before income taxes                                                  3,069                (39)            3,030
Provision for income taxes                                                    1,166                (15)            1,151
Net earnings                                                                  1,903                (24)            1,879
Earnings per share - basic                                                     0.32                  -              0.32
Earnings per share - diluted                                                   0.32              (0.01)             0.31
Weighted average shares and equivalents outstanding                           5,989                                5,989
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                        12-weeks Ended October 7, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                                         As Previously                             As
                                                                           Reported           Adjustment        Restated
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $116,341             $   -           $116,341
Cost of products sold                                                        97,498                 42            97,540
Gross profit                                                                 18,843                (42)           18,801
Operating income                                                              2,333                (42)            2,291
Earnings before income taxes                                                  2,508                (42)            2,466
Provision for income taxes                                                      953                (16)              937
Net earnings                                                                  1,555                (26)            1,529
Earnings per share - basic                                                     0.26                  -              0.26
Earnings per share - diluted                                                   0.26                  -              0.26
Weighted average shares and equivalents outstanding                           5,951                                5,951
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                        12-weeks Ended December 30, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                                         As Previously                             As
                                                                           Reported           Adjustment        Restated
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $121,568             $   -           $121,568
Cost of products sold                                                       101,588                 30           101,618
Gross profit                                                                 19,980                (30)           19,950
Operating income                                                              3,969                (30)            3,939
Earnings before income taxes                                                  4,172                (30)            4,142
Provision for income taxes                                                    1,585                (12)            1,573
Net earnings                                                                  2,587                (18)            2,569
Earnings per share - basic                                                     0.44                  -              0.44
Earnings per share - diluted                                                   0.44              (0.01)             0.43
Weighted average shares and equivalents outstanding
                                                                              5,916                                5,916
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                        16-weeks Ended April 24, 1999
-------------------------------------------------------------------------------------------------------------------------
                                                                         As Previously                             As
                                                                           Reported           Adjustment        Restated
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $146,951             $   -           $146,951
Cost of products sold                                                       123,155                 33           123,188
Gross profit                                                                 23,796                (33)           23,763
Operating income                                                              2,831                (33)            2,798
Earnings before income taxes                                                  2,992                (33)            2,959
Provision for income taxes                                                    1,161                (13)            1,148
Net earnings                                                                  1,831                (20)            1,811
Earnings per share - basic                                                     0.28                  -              0.28
Earnings per share - diluted                                                   0.27                  -              0.27
Weighted average shares and equivalents outstanding                           6,756                                6,756
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                        12-weeks Ended July 17, 1999
-------------------------------------------------------------------------------------------------------------------------
                                                                         As Previously                             As
                                                                           Reported           Adjustment        Restated
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $115,124             $   -           $115,124
Cost of products sold                                                        96,376                 60            96,436
Gross profit                                                                 18,748                (60)           18,688
Operating income                                                              3,262                (60)            3,202
Earnings before income taxes                                                  3,330                (60)            3,270
Provision for income taxes                                                    1,292                (23)            1,269
Net earnings                                                                  2,038                (37)            2,001
Earnings per share - basic                                                     0.32              (0.01)             0.31
Earnings per share - diluted                                                   0.31              (0.01)             0.30
Weighted average shares and equivalents outstanding                           6,601                                6,601
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                        12-weeks Ended October 9, 1999
-------------------------------------------------------------------------------------------------------------------------
                                                                         As Previously                             As
                                                                           Reported           Adjustment        Restated
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $113,406             $   -           $113,406
Cost of products sold                                                        95,053                 63            95,116
Gross profit                                                                 18,353                (63)           18,290
Operating income                                                              2,579                (63)            2,516
Earnings before income taxes                                                  2,733                (63)            2,670
Provision for income taxes                                                    1,060                (25)            1,035
Net earnings                                                                  1,673                (38)            1,635
Earnings per share - basic                                                     0.27              (0.01)             0.26
Earnings per share - diluted                                                   0.26              (0.01)             0.25
Weighted average shares and equivalents outstanding                           6,421                                6,421
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)                        12-weeks Ended January 1, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                                         As Previously                             As
                                                                           Reported           Adjustment        Restated
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $121,478             $   -           $121,478
Cost of products sold                                                       102,025                 45           102,070
Gross profit                                                                 19,453                (45)           19,408
Operating income                                                              4,570                (45)            4,525
Earnings before income taxes                                                  4,601                (45)            4,556
Provision for income taxes                                                    1,785                (17)            1,768
Net earnings                                                                  2,816                (28)            2,788
Earnings per share - basic                                                     0.47              (0.01)             0.46
Earnings per share - diluted                                                   0.46                  -              0.46
Weighted average shares and equivalents outstanding                           6,095                                6,095
-------------------------------------------------------------------------------------------------------------------------

Common Stock Information

     Our common stock is traded over-the-counter on the Nasdaq Stock Market under the symbol FRSH. There are approximately 1,400 shareholders of our common stock. An analysis of high and low stock prices by quarter and for the last three years are as follows:

       ----------------------------------------------------------------------------------------------------------
                       First Quarter      Second Quarter     Third Quarter      Fourth Quarter         Year
                       High      Low      High      Low      High      Low      High      Low      High      Low
       ----------------------------------------------------------------------------------------------------------
       2001           $13.00   $ 9.75    $14.75   $11.75    $16.75   $13.70    $18.99   $14.00    $18.99   $ 9.75
       2000            13.00     9.88     12.00    10.13     12.38    10.50     12.00    10.63     13.00     9.88
       1999            17.38    15.75     17.13    16.00     16.75    15.75     15.75    11.25     17.38    11.25
       ----------------------------------------------------------------------------------------------------------

     Cash dividends paid per share were:

       ----------------------------------------------------------------------------------------------------------
                    First Quarter      Second Quarter      Third Quarter      Fourth Quarter        Year
       ----------------------------------------------------------------------------------------------------------
       2001             $0.09               $0.09              $0.09              $0.09            $0.36
       2000              0.09                0.09               0.09               0.09             0.36
       1999              0.08                0.08               0.09               0.09             0.34
       ----------------------------------------------------------------------------------------------------------

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

Restatement

     Our previously issued consolidated balance sheets as of December 29, 2001, December 30, 2000 and January 1, 2000 and the related consolidated statements of earnings, shareholders' investment and cash flows for the years then ended have been restated.

     The following "Management's Discussion and Analysis" has been restated to reflect the changes more fully described within note 1 of the notes to restated consolidated financial statements.

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

     Our operations are classified into two segments, wholesale and retail. Our wholesale business derives its revenues primarily from the sale of groceries, produce, dairy, meat and other products to our franchised supermarkets and independent retail customers. We also supply these products to our corporate and franchised supermarkets, but those sales to our corporate supermarkets are eliminated for accounting purposes in consolidation. We supply grocery, frozen food, dairy and produce to our supermarkets through two distribution centers in Sheboygan, Wisconsin, which have an aggregate square footage of approximately 425,000 square feet. We also provide our supermarkets with fresh, frozen and processed meats, eggs and deli items through a third-party distribution facility in Milwaukee, Wisconsin. Additionally, we distribute items made in our Platteville, Wisconsin centralized bakery/deli production facility.

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

     Our other growth-oriented plans include the strengthening of our existing supermarkets and supermarket brands. These plans include opening two new corporate supermarkets in 2002. The first such supermarket, a replacement corporate supermarket in Zion, Illinois, was successfully opened in January 2002. This new supermarket is approximately 40% larger than the supermarket it replaced. The second such supermarket is a 50,000 square-foot new market supermarket in Kenosha, Wisconsin we expect to open in the fall. We believe that these two new corporate supermarkets will add a total of about $9.6 million to our 2002 retail sales. In addition, to strengthen our franchisee group, we anticipate that in 2002, we will:

o Complete the renovation and expansion of our franchised supermarkets in Mequon and Waunakee, Wisconsin in the spring;

o Complete the construction of a new market franchised supermarket in Oostburg, Wisconsin in the fall; and

o Replace existing franchised supermarkets in West Bend and Howard, Wisconsin with new, larger and more competitive supermarkets in the fall.

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

     Some of our other significant growth-related accomplishments in 2001 included:

o Converting formerly independent operators into Piggly Wiggly franchised supermarkets in Kohler, Howard and Nekoosa, Wisconsin in April, October and November 2001, respectively;

o Adding our first "Pig Stop" gas station at our franchised supermarket located in Crivitz, Wisconsin in December 2001;

o Closing an older corporate supermarket and replacing it with a new, larger and more competitive supermarket in Sheboygan, Wisconsin in August 2001; and

o Closing older franchised supermarkets and replacing them with new, larger and more competitive supermarkets in Slinger and Campbellsport, Wisconsin in January and April 2001, respectively.

Results of Operations

     The following table sets forth certain items from our Consolidated Statements of Earnings as a percent of net sales and the year-to-year percentage change in the dollar amounts of such line items.

-----------------------------------------------------------------------------------------------------------
                                                         Percent of net sales            Percentage change
-----------------------------------------------------------------------------------------------------------
                                                                                         2001        2000
                                                     2001        2000         1999     vs. 2000    vs. 1999
-----------------------------------------------------------------------------------------------------------
Net sales                                           100.0%      100.0%      100.0%      15.6%        1.0%
Retail sales                                         46.8%       41.3%       41.9%      30.8%       (0.4%)
Net wholesale sales                                  53.2%       58.7%       58.1%       4.8%        2.1%
Gross margin (restated)                              17.8%       16.5%       16.1%      25.1%        3.1%
Operating and administrative expenses (restated)     15.6%       14.0%       13.5%      28.1%        5.0%
Operating income (restated)                           2.3%        2.4%        2.6%       7.9%       (7.1%)
Earnings before income taxes (restated)               2.1%        2.5%        2.7%      (2.4%)      (6.2%)
Net earnings (restated)                               1.3%        1.6%        1.7%      (2.4%)      (5.0%)
-----------------------------------------------------------------------------------------------------------

2001 vs. 2000

Net Sales

     Information regarding our 2001 and 2000 sales is set forth in the following table (in thousands):

           --------------------------------------------------------
                                           2001             2000
           --------------------------------------------------------
           Net wholesale sales           $308,778         $294,527
           Retail sales                   271,423          207,529
           --------------------------------------------------------
           Total sales                   $580,201         $502,056
           ========================================================

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

Retail Sales

     Retail sales increased $63.9 million, or 30.8%, to $271.4 million in 2001, compared to $207.5 million in 2000. Our retail sales improved because:

o The acquisition of Dick's Supermarkets added $54.7 million to our retail sales. This acquisition was the primary factor contributing to our retail sales growth in 2001.

o The sales at our new flagship corporate supermarket in Sheboygan, Wisconsin that opened in August 2001 were significantly higher than sales at the supermarket it replaced.

o The success of the Piggly Wiggly Preferred Power Pricing marketing and promotional program, which was initiated in January 2001, increased our retail sales.

o The replacement of a corporate supermarket in Racine, Wisconsin with a new, larger and more competitive supermarket in 2000 increased our retail sales in 2001, the first full year that it was open.

o Supermarket closures by competitors over the past year helped improve the results of our corporate supermarkets in these markets.

     A new accounting pronouncement will change the way that we treat certain coupons. As a result of this new accounting rule, based on our current level of coupon redemptions, we expect our retail sales to decrease by approximately $6.0 million in fiscal 2002 compared to what sales were under the old rules. In addition, our cost of goods sold will also decrease by the same amount as a result of this new treatment. As a result, this accounting pronouncement will have no impact on our gross profits or earnings. Our gross margin percentage will, however, increase nominally because of a decrease in our sales without a corresponding decrease in our gross profit.

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

     Net wholesale sales were, however, negatively impacted by the loss of $4.6 million, or 1.6%, of our 2000 net wholesale sales as a result of the April 2001 closing of two underperforming and non-competitive franchised supermarkets and the July 2001 closing of one of our independent wholesale customers.

Gross Margin

     Our gross margin increased from 16.5% in 2000 to 17.8% in 2001. This significant improvement was attributable to the increase in our mix of retail sales to total sales that resulted from the Dick's acquisition. Excluding the impact of the Dick's acquisition, our 2001 gross margin was 16.1%. We anticipate a further increase in our gross margin in 2002 due to the expected further increase in our mix of retail sales to total sales resulting from our recognizing a full year of Dick's retail sales in 2002.

Operating and Administrative Expenses

     Our operating and administrative expenses, as a percent of sales, increased to 15.6% in 2001, compared to 14.0% in 2000. This increase of 28.1% was attributable to a number of factors. Most importantly, the increase in our mix of retail sales to total sales resulting from the Dick's acquisition led to a corresponding and anticipated increase in our operating and administrative expenses. Further, our depreciation and amortization in 2001 was $6.9 million, including nearly $0.5 million of goodwill amortization and an additional $0.5 million of other depreciation that resulted from the Dick's acquisition. However, as a result of two new accounting pronouncements, our amortization of goodwill will be eliminated in 2002. Instead, goodwill will be subject to at least an annual impairment assessment. This accounting change is expected to decrease our operating and administrative expenses in 2002 by approximately $1.0 million compared to what would have otherwise been reported under the old goodwill amortization rules and by approximately $0.5 million compared to 2001.

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

Earnings

     Our 2001 operating income increased $1.0 million, or 7.9%, to $13.1 million, compared to $12.1 million in 2000. As a percent of sales, our operating income in 2001 was 2.3%, compared to 2.4% in 2000. After allocating wholesale operating profits on sales to our corporate supermarkets to our retail segment, our wholesale segment generated operating income of $10.0 million in 2001, an increase of $0.8 million, or 8.3%, compared $9.2 million to 2000. Our retail segment generated operating income of $3.1 million, an increase of $0.2 million, or 6.9%, compared to $2.9 million in 2000.

     Our 2001 earnings before income taxes decreased $0.3 million, or 2.4%, to $12.3 million, compared to $12.6 million in 2000. As a percent of sales, earnings before income taxes decreased to 2.1% in 2001, compared to 2.5% in 2000. Net earnings for 2001 decreased $0.2 million, or 2.4%, to $7.6 million, compared to $7.8 million in 2000. As anticipated, the Dick's acquisition resulted in only a nominal increase in our 2001 net earnings.

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

     Many of our peer companies measure the profitability of their sales using the net earnings to sales ratio. This ratio represents the net earnings margin realized from each dollar of sales. Our 2001 net earnings to sales ratio was 1.3%, compared to 1.7% in 2000. The decrease in our net earnings to sales ratio was primarily due to the increase of approximately $54.7 million of retail sales that resulted from the Dick's acquisition without a corresponding proportional increase in earnings. We expect our net earnings to sales ratio to increase in 2002 primarily because we expect the Dick's acquisition to begin increasing our earnings in 2002.

     As a result of continued stock repurchases in 2001, our diluted earnings per share for 2001 increased 10.7% to $1.45 from $1.31 in 2000. Our weighted average common shares and equivalents were 5,269,000 and 5,951,000 for 2001 and 2000, respectively. Since our stock repurchase program commenced in January 1992, we have repurchased nearly 4,300,000 shares, or approximately half of our common stock that was then outstanding. As of the end of 2001, $1.9 million remained available under our Board-authorized $25.0 million share repurchase plan. Because we intend to try to grow our business more rapidly than in the past, depending upon market conditions, the prevailing price of our shares, our cash requirements, the terms of our credit agreements and other factors, it is likely that we will repurchase fewer shares of our common stock in the future.

2000 vs. 1999

Net Sales

     Information regarding our 2000 and 1999 sales is set forth in the following table (in thousands):

           ----------------------------------------------------------
                                            2000              1999
           ----------------------------------------------------------
           Net wholesale sales            $294,527          $288,537
           Retail sales                    207,529           208,422
           ----------------------------------------------------------
           Total sales                    $502,056          $496,959
           ==========================================================

     Net sales for 2000 increased $5.1 million, or 1.0%, to $502.1 million. This increase was solely due to increased net wholesale sales.

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

Retail Sales

     Retail sales decreased nominally to $207.5 million in 2000, compared to $208.4 million in 1999. This decrease was principally attributable to several of our supermarkets experiencing intense competitive pressures and a decrease in the quantity of items sold by our retail business. These factors were partially offset by an increase of approximately 2% in the cost of products sold by our retail business.

Gross Margin

     Our gross margin increased from 16.1% in 1999 to 16.5% in 2000. The improvement in gross margin was primarily related to merchandising and promotional changes initiated early in 2000. In addition, our 1999 retail gross margin was adversely affected by certain promotional events, including the 50th anniversary of Piggly Wiggly supermarkets in Wisconsin. Wholesale gross margins remained virtually unchanged between 2000 and 1999 and were not impacted by a change in the mix of goods sold.

Operating and Administrative Expenses

     Our operating and administrative expenses, as a percent of sales, increased to 14.0% in 2000, compared to 13.5% in 1999. Our operating and administrative expenses increased $3.4 million, or 5.0%, principally:

o Due to three retail union health and accident rate increases between September 1, 1999 and February 1, 2000, our health and accident insurance expenses increased by 33%, or $1.1 million, in 2000.

o Due to the extremely tight labor market in Wisconsin, especially in Sheboygan, additional overtime hours were necessary to operate our distribution center. This resulted in increased distribution payroll costs of approximately $0.5 million.

o We incurred one-time professional fees in excess of $0.4 million related to the evaluation of various strategic alternatives.

     Total 2000 and 1999 realization charges relating to wholesale bad debts and retail subsidies were $1.7 million and $2.3 million, respectively. The retail subsidy part of these charges was $1.5 million for both 2000 and 1999. We did not incur any significant repositioning expenses during either 2000 or 1999.

Earnings

     Our 2000 operating income decreased $0.9 million, or 7.1%, to $12.1 million, compared to $13.0 million in 1999. After allocating wholesale operating profits on sales to our corporate supermarkets to our retail segment, our wholesale segment generated operating income of $9.2 million of operating income in 2000, a decrease of $0.5 million, or 4.8%, compared to $9.7 million in 1999. Our retail segment generated operating income of $2.9 million, a decrease of $0.4 million, or 13.6%, compared to $3.4 million in 1999. Our 2000 earnings before income taxes decreased 6.2% to $12.6 million, compared to $13.5 million in 1999. As a percent of sales, earnings before income taxes decreased to 2.5% in 2000 from 2.7% in 1999.

     Net earnings for 2000 decreased $0.4 million, or 5.0%, to $7.8 million, compared to $8.2 million in 1999. Due principally to the intense competitiveness in certain market areas, our net earnings to sales ratio decreased nominally to 1.56% in 2000, compared to 1.66% in 1999. As a result of significant stock repurchases in 2000 and 1999, diluted earnings per share for 2000 increased 2.3% to $1.31 from $1.28 in 1999. Our weighted average common shares and equivalents were 5,951,000 and 6,438,000 for 2000 and 1999, respectively.

     No related party transactions had a material effect on our results of operations or financial condition in 2001, 2000 or 1999. One related party transaction that occurred in 2001 is discussed in our 2001 proxy statement.

1999 vs. 1998

Net Sales

     Information regarding our 1999 and 1998 sales is set forth in the following table (in thousands):

           --------------------------------------------------------
                                             1999           1998
           --------------------------------------------------------
           Net wholesale sales             $288,537       $280,135
           Retail sales                     208,422        204,750
           --------------------------------------------------------
           Total sales                     $496,959       $484,885
           ========================================================

     Net sales for 1999 were $497.0 million, compared to $484.9 million for 1998. The increase of $12.1 million, or 2.5%, was due to increased wholesale and retail sales volume.

Net Wholesale Sales

     Net wholesale sales in 1999 increased 3.0% to $288.5 million, compared to $280.1 million in 1998. The wholesale sales improvement was attributable to the following:

o The completion of two Wisconsin franchise store facility projects during the second quarter of 1998;
o The completion of five Wisconsin franchise store facility projects during the first half of 1999;
o    The opening of one new market franchise store in May 1999;
o The successful conversion to the Piggly Wiggly program of two new market franchise stores from other wholesalers during the third quarter of 1999; and
o A series of successful marketing events, including the 50th anniversary of Piggly Wiggly in Wisconsin held in October and November of 1999.

     Net wholesale sales were, however, negatively impacted by the Company's two consolidations which were completed in November 1998 and January 1999 resulting in two franchise store closures.

Retail Sales

     Retail sales increased 1.8% to $208.4 million in 1999, compared to $204.8 million in 1998. This improvement in retail sales volume was primarily attributable to the Company's opening of its replacement corporate store in Appleton, Wisconsin in August 1998 and the continued success of various marketing and promotional events. To a lesser extent, retail sales also increased due to the conversion of one franchise store into a corporate store in November 1999. Competitive pressures in certain market areas, however, had an adverse impact on the Company's retail sales in 1999. For a more detailed financial information about the breakdown of our wholesale and retail operations see the discussion set forth in note 11 under "Notes to Consolidated Financial Statements" below.

     During 1999 the Company had seven facility projects, all but one of which were completed in 2000. These projects included expansions in Kaukauna and Jackson, Wisconsin; one corporate replacement store in Racine, Wisconsin; two replacement supermarkets in Pardeeville and New Holstein, Wisconsin; and one new market store in Kewaskum, Wisconsin.

Gross Margin

     Our gross margin remained unchanged at 16.1% for both 1998 and 1999. Wholesale and retail gross margins both changed nominally between 1999 and 1998.

Operating and Administrative Expenses

     Operating and administrative expenses, as a percent of sales, increased to 13.5% in 1999, compared to 13.3% in 1998. This increase of 0.2%, or $2.5 million, was principally attributable to a number of factors. From the retail business segment, the Company incurred additional expenses of approximately $850,000 relating to both the Appleton store that was opened in August 1998 and to the Oshkosh store that was converted from a franchise store to a corporate store in November 1999. From the wholesale business segment, the Company incurred additional realization charges of nearly $800,000 in 1999 compared to 1998. Additionally, the Company incurred and expensed more than $500,000 for its comprehensive analysis and evaluation of the Company's ongoing core business (non-Y2K related) requirements.

     Due to the continuing competitive nature of the industry, certain franchise operators and corporate retail stores experienced operational difficulties in their respective marketplaces. As a result, the Company continued to incur significant realization charges from a number of underperforming franchise operators. Total 1999 and 1998 realization charges relating to wholesale bad debts and retail subsidies were $2.3 million and $1.5 million, respectively. Although certain franchise retail operations improved, the Company continued to evaluate various business initiatives relating to the operations of its underperforming and noncompetitive stores. These initiatives included, but were not limited to, the sale and subsequent conversion of these stores, the closure of these supermarkets or the implementation of other operational changes. During 1999, the Company did not incur any repositioning charges, compared to $200,000 for 1998.

Earnings

     The Company's fiscal 1999 operating income decreased 3.3% to $13.0 million, compared to $13.5 million in 1998. After allocating wholesale operating profits on sales through the Company's corporate stores to retail, the wholesale segment yielded $9.7 million in operating income while the retail segment contributed $3.3 million. Fiscal 1999 earnings before income taxes decreased 3.3% to $13.5 million, compared to $13.9 million in 1998. As a percent of sales, earnings before income taxes decreased to 2.7% in 1999 from 2.9% in 1998.

     Net earnings for 1999 decreased 3.3% to $8.2 million, compared to $8.5 million in 1998. Due principally to the intense competitiveness in certain market areas, the Company's net earnings-to-sales ratio decreased to 1.66% in 1999, compared to 1.76% in 1998. Diluted earnings per share for 1999 increased 4.1% to $1.28 from $1.23 in 1998. Although net earnings decreased nominally in 1999 compared to 1998, diluted earnings per share increased due to the Company's repurchases of 821,600 shares which reduced the weighted average shares and equivalents outstanding.

Liquidity and Capital Resources

Summary

     Historically, we have funded our working capital requirements out of cash flow generated from our operations. In 2001, we adopted a more aggressive growth plan, which led to the Dick's acquisition. Due primarily to this acquisition, our cash and equivalents for 2001 decreased $19.8 million, resulting in a year-end balance of $11.5 million (including $10.7 million of checks that we had written, but which had not yet "cleared" our accounts). In addition, in 2001, our long-term debt increased significantly from $2.9 million to $16.9 million. Finally, our growth plan and our business information technology systems project have resulted in a 2002 capital budget that is significantly higher than our recent previous capital budgets.

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

Cash flows from operating activities

     During 2001, net cash generated from operations was $5.4 million, compared to $21.3 million in 2000. One of the primary reasons for the decrease in our operating cash flow in 2001 was a $3.6 million increase in our wholesale inventory levels required to supply the eight Dick's Supermarkets we acquired in June 2001. In addition, in 2001 we invested approximately $4.0 million in our new Zion, Illinois supermarket construction project, which was finished in January 2002. The remainder of the decrease in the cash flow between years was due principally to timing of cash receipts, cash payments and changes in short-term financing to our wholesale customers.

Cash flow from investing activities

     Net cash outflows from investing activities increased $26.0 million to $30.9 million in 2001, compared to $5.0 million in 2000. The acquisition of Dick's accounted for nearly $27.5 million of our 2001 investing cash outflows. A cash inflow of $2.2 million from the sale and leaseback of our Wilson Avenue, Sheboygan, Wisconsin distribution center partially offset this cash outflow.

Cash flows from financing activities

     Net cash inflows from financing activities totaled $5.8 million in 2001, compared to cash outflows of $7.4 million in 2000. In the second quarter of 2001, we entered into a new $35.0 million bank revolving credit facility. Our bank lenders under the new facility are the same as the banks under our former $16.0 million credit agreement. We borrowed $12.5 million under our new revolving credit facility to fund a portion of the purchase price of Dick's Supermarkets, Inc. in the second quarter of 2001. Subsequently, we borrowed additional amounts to fund our working capital requirements, including our increased working capital requirements due to the Dick's acquisition. We owed approximately $13.7 million under the revolving credit facility at the end of 2001. This increase in our debt is the main reason that our ratio of total liabilities to shareholders' investment increased from 1.09 to 1.73 in 2001.

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

     Our 2002 capital budget is approximately $23.0 million, compared to our $15.0 million 2001 capital budget. Approximately $2.9 million of our 2002 budget has been committed for corporate retail replacement supermarkets, $3.6 million for distribution center additions, $8.0 million has been committed to our business systems project and $0.5 million has been committed for other technology-related project and office renovations. Our 2002 capital budget does not include any amounts that may be required to acquire any multiple-store supermarket chains or fund any similar opportunities.

Other Capital Commitments - Contractual Obligations

     The following chart sets forth information regarding our major contractual obligations (in thousands):

-----------------------------------------------------------------------------------
                                                  Payments Due by Period
-----------------------------------------------------------------------------------
                                               Less Than   Years    Years   After 5
Contractual Obligations                Total     1 Year      1-3      4-5     Years
-----------------------------------  --------  ---------  -------  -------  -------
Operating lease obligations          $142,948   $13,188   $37,168  $21,830  $70,762
Capital lease obligations              38,210     3,130     8,968    5,668   20,444
Long-term debt                         16,892       323    14,557      452    1,560
Total contractual cash obligations   $198,050   $16,641   $60,693  $27,950  $92,766
-----------------------------------------------------------------------------------

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

     In 2001, the amount we owed under our supermarket and distribution center capital leases increased 167.1% from $14.3 million to $38.2 million, and the amount owed to us by our franchisees under related supermarket subleases increased 143.1% from $7.2 million to $17.5 million. These increases were due to three new supermarket leases that we entered into in 2001 being categorized as capital leases. In the past, such leases would have likely been treated as operating leases. Our new leases were accounted for as capital leases because of the substantial decrease in the interest rate that we used to calculate the present value of the payments under our leases. This decreased interest rate was the result of a decrease in our borrowing rate.

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

Other Capital Commitments - Other Commercial Commitments

     The following chart sets forth information regarding certain of our contingent commercial commitments (in thousands):

----------------------------------------------------------------------------------
                                        Amount of Commitment Expiration by Period
----------------------------------------------------------------------------------
                                              Less Than   Years    Years   After 5
Other Commercial Commitments          Total    1 Year      1-3      4-5     Years
-----------------------------------  -------  ---------  -------  -------  -------
Standby Letters of Credit            $ 2,607    $    0   $ 2,607    $  0      $0
Guarantees                            14,779     4,927     9,107     745      $0
Total Commercial Commitments         $17,386    $4,927   $11,714    $745      $0
----------------------------------------------------------------------------------

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

Critical Accounting Policies

     The following are certain important accounting policies we used to prepare our financial statements. You should also review our notes to consolidated financial statements for information regarding our other accounting polices.

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