Form 10-K, Exhibit 13
period 2002-12-28
FRESH BRANDS INC
filed 2003-03-28
CIK 1135431

Five-Year Financial Summary

===================================================================================================================
(Dollars and shares in thousands,
 except per share data)                                              Fiscal Year (a) (b) (c)
---------------------------------------------  --------------------------------------------------------------------

---------------------------------------------  ------------  ------------  ------------  ------------  ------------
                                                    2002          2001         2000           1999         1998
---------------------------------------------  ------------  ------------  ------------  ------------  ------------
Consolidated statements of earnings data:
  Net sales                                     $  619,075    $  574,232    $  496,344    $  491,035    $  480,885
  Gross profit                                     118,369       103,375        82,606        80,149        78,070
  Earnings before income taxes                      13,107        12,312        12,615        13,455        13,916
  Provision for income taxes                         5,062         4,676         4,792         5,220         5,398
  Net earnings                                       8,045         7,636         7,823         8,235         8,518
  Earnings per share - basic                          1.56          1.46          1.32          1.30          1.26
  Earnings per share - diluted                        1.54          1.45          1.31          1.28          1.23
  Cash dividends per share                            0.36          0.36          0.36          0.34          0.30
  Weighted average shares and equivalents
   outstanding - diluted                             5,231         5,269         5,951         6,438         6,923
  Net earnings-to-sales ratio                         1.30%         1.33%         1.58%         1.68%         1.77%

Consolidated balance sheet data
(at fiscal year-end):
  Working capital                               $   28,814    $   19,112    $   31,026    $   30,192    $   33,402
  Total assets                                     171,173       138,320       104,222        93,097       103,987
  Current obligations under capital leases
   and current maturities of long-term debt          2,214         1,515           954           842           792
  Long-term debt                                    26,204        16,569         2,685         2,865         3,021
  Long-term obligations under capital leases        36,965        20,808         8,284         9,069         9,764
  Total shareholders' investment                    55,482        50,580        49,818        48,364        53,603

Other data:
   Capital expenditures                         $   13,673    $    5,983    $    5,345    $    3,551    $    3,815
   Depreciation and amortization                     7,771         6,913         5,282         4,617         5,107


NOTES:  (a)  Our fiscal year ends on the Saturday closest to December 31. All fiscal years presented were 52-week periods.

        (b)  All data should be read in conjunction with our audited consolidated financial statements and
             "Management's discussion and analysis of financial condition and results of operations" as set forth in this Annual Report.

        (c)  The information provided for 2002 within the schedule above is derived from our audited consolidated financial statements as included herein. The financial information provided for years 2001 through
             1999 is derived from our restated audited consolidated financial statements as included within our previously filed 10-K/A. The financial information provided for 1998 is derived from our restated
             consolidated financial statements audited by auditors who have ceased operations.

Management's Responsibilities For Financial Reporting

     The management of Fresh Brands, Inc. is responsible for the preparation, objectivity and integrity of the Company's consolidated financial statements contained in the Company's 2002 Annual Report to Shareholders. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best estimates and informed judgments.

     To help assure that financial information is reliable and assets are safeguarded, management maintains a system of internal controls and disclosure controls and procedures which it believes are effective in accomplishing these objectives. These controls and procedures are designed to provide reasonable assurance, at appropriate costs, that transactions are executed and recorded in accordance with management's authorization.

     The Company's consolidated financial statements have been audited by its independent auditors, KPMG LLP, whose report was based on audits conducted in accordance with generally accepted auditing standards. As part of their audits, they performed a review of the Company's system of internal controls for the purpose of determining the amount of reliance to place on those controls relative to the audit tests they performed.

     The Audit Committee of the Board of Directors, composed of "independent directors," as defined by the rules applicable to members of the Audit Committee, meets periodically with KPMG LLP and management to inquire as to whether each is properly discharging its responsibilities. The independent auditors report directly to the Audit Committee.


/s/ Elwood F. Winn                   /s/ S. Patric Plumley
Elwood F. Winn                       S. Patric Plumley
President and                        Senior Vice President, Chief Financial
Chief Executive Officer              Officer, Treasurer and Corporate Secretary

Independent Auditors' Report

To the Board of Directors and Shareholders
Fresh Brands, Inc.:

     We have audited the accompanying consolidated balance sheets of Fresh Brands, Inc. and subsidiaries as of December 28, 2002 and December 29, 2001 and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the years in the three-year period ended December 28, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresh Brands, Inc. and subsidiaries as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 2 to the consolidated financial statements, effective December 30, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


/s/ KPMG LLP

KPMG LLP


Milwaukee, Wisconsin
February 24, 2003

                           CONSOLIDATED BALANCE SHEETS
                  As of December 28, 2002 and December 29, 2001

(In thousands, except share and per share data)
-------------------------------------------------------  ----------  -----------
Assets                                                      2002         2001
-------------------------------------------------------  ----------  -----------
Current assets:
   Cash and equivalents                                  $  14,250    $  11,501
   Receivables, net                                         14,267       10,884
   Inventories                                              36,268       34,538
   Land and building held for resale                         7,601        4,770
   Other current assets                                      3,545        2,220
   Deferred income taxes                                     4,291        4,459
-------------------------------------------------------  ----------  -----------
   Total current assets                                     80,222       68,372
-------------------------------------------------------  ----------  -----------

Noncurrent receivable under capital subleases               22,332        9,278
Property and equipment, net                                 28,229       26,513
Property under capital leases, net                          13,635       10,604
Goodwill, net                                               20,280       20,280
Other noncurrent assets, net                                 6,475        3,273
-------------------------------------------------------  ----------  -----------
Total assets                                             $ 171,173    $ 138,320
=======================================================  ==========  ===========


Liabilities and Shareholders' Investment
-------------------------------------------------------  ----------  -----------
Current liabilities:
   Accounts payable                                      $  34,475    $  33,293
   Accrued salaries and benefits                             6,276        7,845
   Accrued insurance                                         3,064        2,665
   Other accrued liabilities                                 5,379        3,942
   Current obligations under capital leases                  1,898        1,192
   Current maturities of long-term debt                        316          323
-------------------------------------------------------  ----------  -----------
   Total current liabilities                                51,408       49,260
-------------------------------------------------------  ----------  -----------

Long-term obligations under capital leases                  36,965       20,808
Long-term debt                                              26,204       16,569
Deferred income taxes                                        1,114        1,103
Shareholders' investment:
  Common stock, $0.05 par value,
   authorized 20,000,000 shares, issued
   8,750,342 shares in 2002 and 2001                           438          438
  Additional paid-in capital                                15,527       15,371
  Retained earnings                                         82,030       75,840
  Treasury stock at cost, 3,648,744 shares
   in 2002 and 3,584,897 shares in 2001                    (42,513)     (41,069)
-------------------------------------------------------  ----------  -----------

  Total shareholders' investment                            55,482       50,580
-------------------------------------------------------  ----------  -----------

Total liabilities and shareholders' investment           $ 171,173    $ 138,320
=======================================================  ==========  ===========
See notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF EARNINGS
                      For fiscal years 2002, 2001 and 2000


(In thousands, except per share data)
---------------------------------------  -----------  -----------  -----------
                                             2002         2001         2000
---------------------------------------  -----------  -----------  -----------
Net sales                                 $ 619,075    $ 574,232    $ 496,344
Cost of products sold                       500,706      470,857      413,738
---------------------------------------  -----------  -----------  -----------
Gross profit                                118,369      103,375       82,606
Selling and administrative expenses          95,620       83,387       65,206
Depreciation and amortization                 7,771        6,913        5,282
---------------------------------------  -----------  -----------  -----------
Operating income                             14,978       13,075       12,118
Interest income                                 111          605        1,349
Interest expense                             (1,982)      (1,368)        (852)
---------------------------------------  -----------  -----------  -----------
Earnings before income taxes                 13,107       12,312       12,615
Provision for income taxes                    5,062        4,676        4,792
---------------------------------------  -----------  -----------  -----------
Net earnings                              $   8,045    $   7,636    $   7,823
---------------------------------------  -----------  -----------  -----------
Earnings per share - basic                    $1.56        $1.46        $1.32
=======================================  ===========  ===========  ===========
Earnings per share - diluted                  $1.54        $1.45        $1.31
=======================================  ===========  ===========  ===========

See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      For fiscal years 2002, 2001 and 2000

(In thousands)
---------------------------------------------  ----------  ----------  ---------
                                                  2002        2001       2000
---------------------------------------------  ----------  ----------  ---------
Cash flows from operating activities:
Net earnings                                   $   8,045   $   7,636   $  7,823
Adjustments to reconcile net earnings to
 net cash provided by operating activities:
   Depreciation and amortization                   7,771       6,913      5,282
   Deferred income taxes                             178        (115)      (177)
   Changes in assets and liabilities, net
    of acquisition:
      Receivables, net                            (3,383)      1,462     (4,915)
      Inventories                                 (1,730)     (4,450)     2,054
      Other current assets                        (4,161)     (3,818)       544
      Accounts payable                             1,182         744      8,155
      Accrued liabilities                            424      (3,014)     2,555
---------------------------------------------  ----------  ----------  ---------
Net cash provided by operating activities          8,326       5,358     21,321
---------------------------------------------  ----------  ----------  ---------
Cash flows from investing activities:
   Acquisition, net of cash acquired                   -     (27,505)         -
   Capital expenditures                          (13,673)     (5,983)    (5,345)
   Receipt of principal amounts under
    capital subleases                                753         367        326
   Sale of assets and other                           42       2,188          8
---------------------------------------------  ----------  ----------  ---------
Net cash used in investing activities            (12,878)    (30,933)    (5,011)
---------------------------------------------  ----------  ----------  ---------
Cash flows from financing activities:
   Net change in revolver activity                11,750      13,650          -
   Payment for acquisition of
    treasury stock                                (2,315)     (9,662)    (6,067)
   Payment of cash dividends                      (1,855)     (1,868)    (2,141)
   Principal payments on capital lease
    obligations                                   (1,535)       (905)      (696)
   Principal payments on long-term debt             (296)       (242)      (156)
   Receipt for private placement sale of
    treasury stock                                     -       3,300          -
   Exercise of stock options                         772       1,078      1,602
   Long-term debt borrowing                          681         335          -
   Other financing activities                         99          81         24
---------------------------------------------  ----------  ----------  ---------
Net cash provided by (used in)
 financing activities                              7,301       5,767     (7,434)
---------------------------------------------  ----------  ----------  ---------
Cash and equivalents:
   Net change                                      2,749     (19,808)     8,876
   Balance, beginning of year                     11,501      31,309     22,433
---------------------------------------------  ----------  ----------  ---------
Balance, end of year                           $  14,250   $  11,501   $ 31,309
=============================================  ==========  ==========  =========

See notes to consolidated financial statements.

                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                                 For fiscal years 2002, 2001 and 2000

(In thousands, except share and per share data)
------------------------------------------------------------------------------------------------------
                                     Common Stock   Additional                              Total
                                       $0.05 par     Paid-in     Retained    Treasury    Shareholders'
                                         value       Capital     Earnings     Stock       Investment
------------------------------------------------------------------------------------------------------

Balances at January 1, 2000             $  438      $ 14,961     $ 64,390   $ (31,425)     $ 48,364
------------------------------------------------------------------------------------------------------
   Net earnings                              -             -        7,823           -         7,823
   Cash dividends, common stock
    $0.36 per share                          -             -       (2,141)          -        (2,141)
   Acquisition of 558,540 shares
    of treasury stock                        -             -            -      (6,067)       (6,067)
   Issuance of 200,100 shares of
    treasury stock upon exercise
    of stock options                         -             -            -       1,602         1,602
   Tax benefits from exercise of
    stock options                            -           213            -           -           213
   Other                                     -             -            -          24            24
------------------------------------------------------------------------------------------------------

Balances at December 30, 2000              438        15,174       70,072     (35,866)       49,818
------------------------------------------------------------------------------------------------------
   Net earnings                              -             -        7,636           -         7,636
   Cash dividends, common stock
    $0.36 per share                          -             -       (1,868)          -        (1,868)
   Acquisition of 742,998 shares
    of treasury stock                        -             -            -      (9,662)       (9,662)
   Issuance of 200,000 shares
    of treasury stock in private
    placement sale                           -             -            -       3,300         3,300
   Issuance of 117,000 shares of
    treasury stock upon exercise
    of stock options                         -             -            -       1,078         1,078
   Tax benefits from exercise of
    stock options                            -           197            -           -           197
   Other                                     -             -            -          81            81
------------------------------------------------------------------------------------------------------

Balances at December 29, 2001           $  438      $ 15,371     $ 75,840   $ (41,069)     $ 50,580
------------------------------------------------------------------------------------------------------
   Net earnings                              -             -        8,045           -         8,045
   Cash dividends, common
    stock $0.36 per share                    -             -       (1,855)          -        (1,855)
   Acquisition of 135,597 shares
    of treasury stock                        -             -            -      (2,315)       (2,315)
   Issuance of 65,700 shares of
    treasury stock upon exercise
    of stock options                         -             -            -         772           772
   Tax benefits from exercise of
    stock options                            -           156            -           -           156
   Other                                     -             -            -          99            99
------------------------------------------------------------------------------------------------------

Balances at December 28, 2002           $  438      $ 15,527     $ 82,030   $ (42,513)     $ 55,482
======================================================================================================
See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      For fiscal years 2002, 2001 and 2000

Note 1
Description of Business

     At the Schultz Sav-O Stores, Inc. annual shareholder meeting held on May 30, 2001, the shareholders of Schultz Sav-O Stores, Inc. approved a plan of share exchange to create a holding company, Fresh Brands, Inc. ("FBI"). After the share exchange, each Schultz Sav-O Stores, Inc. shareholder received one share of Fresh Brands, Inc. stock for every share of Schultz Sav-O Stores, Inc. stock that he or she owned. On June 4, 2001, our stock began trading on the Nasdaq National Market System under the symbol "FRSH".
     As a result of the share exchange, Schultz Sav-O Stores, Inc. became a wholly owned subsidiary of FBI. Schultz Sav-O Stores subsequently changed its name to Fresh Brands Distributing, Inc. ("FBDI"). FBDI, located in Sheboygan, Wisconsin, is engaged in the food distribution business through franchised and corporate Piggly Wiggly(R) retail supermarkets and as a supplier to independent food stores. Dick's(R) Supermarkets, Inc. ("DSI"), a wholly owned subsidiary of FBI located in Platteville, Wisconsin operates corporate retail Dick's Supermarkets and is a wholesale supplier of bakery and deli goods. FBDI and DSI provide delivery of wholesale goods to corporate retail stores and other customers through PW Trucking, Inc., a wholly owned subsidiary of FBDI. The corporate-owned and franchised retail supermarkets operating under the Piggly Wiggly and Dick's Supermarkets brands and independent food stores we supply are located throughout Wisconsin and northern Illinois.

Note 2
Summary of Significant Accounting Policies

Fiscal year

     Our fiscal year ends on the Saturday closest to December 31. The 2002, 2001 and 2000 fiscal years were 52-week periods ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively.

Principles of consolidation

     The consolidated financial statements include the accounts of FBI and its wholly-owned subsidiaries FBDI, DSI (from date of acquisition of June 16, 2001) and PW Trucking, Inc. Intercompany accounts and transactions have been eliminated.

Revenue recognition

     Wholesale revenue is recognized at the time products are shipped, as shipments are F.O.B. shipping point. Retail revenue is recognized at the point of sale.

Vendor Marketing Funds

     Vendor marketing funds consist of allowances provided to us by vendors including slotting allowances, rebates and various other allowances. Earnings from these funds are recognized when the earning process is complete based on the terms of the underlying agreements with our vendors. Vendor marketing funds represent a reduction in "Cost of products sold" in our Consolidated Statements of Earnings

Cash and equivalents

     Cash and equivalents consist of demand deposits at commercial banks and highly liquid investments with a maturity of three months or less when purchased. Cash equivalents are stated at cost which approximates market value.

Receivables

     We record receivables primarily from our wholesale customers, most of which are franchisees. We monitor the financial viability of our customers and provide an allowance for doubtful accounts related to both credit worthiness and retail subsidies that are provided to these customers. Receivables are shown net of the allowance for doubtful accounts of $4,505,000 and $3,450,000 at December 28, 2002 and December 29, 2001, respectively.

Inventories

     Inventories, substantially all of which consist of food, groceries and related products for resale, are stated at the lower of cost or market value. Cost is determined primarily on the last-in, first-out (LIFO) method. At FBDI, for meat and produce, cost is determined on the first-in, first-out (FIFO) method. At December 28, 2002 and December 29, 2001, 87% and 84%, respectively, of all inventories were accounted for under the LIFO method. During fiscal 2002, FBDI and DSI changed to a simplified LIFO method based on the IRC Reg. ss.1.472-8. Since the internally generated indexes were similar to the government published indexes used with simplified LIFO, there was no material adjustment to LIFO due to the change. The change to simplified LIFO was advantageous because of the ability to use published indexes which are more readily available.

     The excess of current cost over the stated LIFO cost of inventory was $10,006,000 and $9,704,000 at December 28, 2002 and December 29, 2001,
respectively.

Goodwill

     Goodwill is comprised of amounts paid in excess of the fair value of acquired net assets. For fiscal 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to impairment tests at least annually in accordance with this statement. During fiscal 2002, we performed the first of the required impairment tests of goodwill. As a result of the test, it was deemed that there was no goodwill impairment. Goodwill amortization expense was $602,000 and $59,000 for fiscal 2001 and 2000, respectively. The following table shows what net earnings would have been had SFAS No. 142 been applied in comparable prior year periods:

      ------------------------------  ---------  ---------  ---------
                                         2002       2001       2000
      ------------------------------  ---------  ---------  ---------
      Reported net earnings            $ 8,045    $ 7,636    $ 7,823
      Add back:
         Goodwill amortization, net
          of tax of $234 and $23             -        368         36
      ------------------------------  ---------  ---------  ---------
      Adjusted net income                8,045      8,004      7,859
      ------------------------------  ---------  ---------  ---------
         Earnings per share - Basic
           Reported net earnings          1.56       1.46       1.32
           Adjusted net earnings          1.56       1.53       1.32
      ------------------------------  ---------  ---------  ---------
         Earnings per share -
          diluted
           Reported net earnings          1.54       1.45       1.31
           Adjusted net earnings          1.54       1.53       1.32
      ==============================  =========  =========  =========


Other current assets

     Other current assets at December 28, 2002 and December 29, 2001 consisted of the following:

           (In thousands)
           ----------------------------  -----------  -----------
                                            2002         2001
           ----------------------------  -----------  -----------
           Prepaid expenses                $ 1,364      $ 1,268
           Receivable under capital
           subleases                         1,082          526
           Retail systems and
              supplies for resale            1,099          426
           ----------------------------  -----------  -----------
           Other current assets            $ 3,545      $ 2,220
           ============================  ===========  ===========

     Receivables under capital subleases represent amounts due to us under sublease agreements with our franchised supermarkets (see note 8). The subleases are established with the franchisees using terms similar to those existing under the primary lease agreement we have with the original lessor.

Land and building held for resale

     Land and building held for resale consists of costs incurred for retail facility projects which are completed in less than one year. Project costs which we fund are accumulated until project completion. Upon project completion, and the subsequent sale of the facility, lease arrangements are established.

Property and equipment, net

     Property and equipment are stated at cost, net of depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Equipment generally has a useful life of 4 to 7 years; computer hardware and software have a useful life of 3 to 7 years; buildings and land improvements have a useful life of 10 to 35 years; and leasehold improvements generally have a useful life of 10 to 20 years. Facility remodeling and upgrade costs on leased stores are capitalized as leasehold improvements and are amortized over the shorter of the remaining lease term or the useful life of the asset. Upon disposal, the appropriate asset cost and accumulated depreciation or amortization are retired. Gains and losses on disposition are included in earnings. Periodically, we evaluate all long-lived assets for impairment using the guidelines of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement requires that all long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Management considers such factors as current results, trends and future prospects, current market value, and other economic and regulatory factors, in performing these analyses. Recoverability of assets to be held and used is measured by comparison of the carrying value of an asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent that the book value exceeds fair market value. Assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less all associated costs of disposition. In addition, SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

In fiscal 2001, an impairment loss of $200,000 was recorded. No assets were determined to be impaired in fiscal 2002 or 2000.

     Property and equipment, net of accumulated depreciation and amortization at December 28, 2002 and December 29, 2001 consisted of the following:

         (In thousands)
         ---------------------------------  -----------  -----------
                                                2002         2001
         ---------------------------------  -----------  -----------
         Land and buildings                  $ 14,053     $ 15,639
         Leasehold improvements                 8,543        8,344
         Equipment and fixtures                52,601       46,469
         ---------------------------------  -----------  -----------
                                             $ 75,197     $ 70,452
         Less accumulated depreciation
           and amortization                   (46,968)     (43,939)
         ---------------------------------  -----------  -----------
         Property and equipment, net         $ 28,229     $ 26,513
         =================================  ===========  ===========

Other noncurrent assets

     Other noncurrent assets, net of accumulated amortization of $4,618,000 and $3,821,000 at December 28, 2002 and December 29, 2001 consisted of the following:

         (In thousands)
         ---------------------------------  -----------  -----------
                                                2002         2001
         ---------------------------------  -----------  -----------
         Capitalized software, net            $ 5,813      $ 3,036
         Other intangibles, net                   662          237
         ---------------------------------  -----------  -----------
         Total                                $ 6,475      $ 3,273
         =================================  ===========  ===========

     We capitalize certain costs associated with the development and implementation of software. When events and circumstances warrant, we review the carrying value of capitalized software costs. Capitalized software generally has a useful life of 3 to 7 years. A loss may be recognized when the value of estimated undiscounted cash flow benefit related to the asset falls below the unamortized cost.

Accounts payable

     Accounts payable includes $10,773,000 and $10,709,000 at December 28, 2002 and December 29, 2001, respectively, of issued checks that have not cleared our disbursing bank accounts.

Self-Insurance

     The company is primarily self-insured for workers' compensation and general liability claims. The self-insurance claim liability is determined based on claims filed and an estimate of claims incurred but not yet reported. Projections of the losses are employed due to the high degree of variability in the liability estimates. Some factors affecting the uncertainty of claims include the timeframe of development, settlement patterns, litigation and adjudication direction and medical treatment and cost trends. The liability is not discounted.

Retail repositioning reserve

     Estimated repositioning and termination expenses associated with the closure, replacement or disposal of stores, consisting primarily of lease payments, related facility costs (taxes, utilities and maintenance) and severance payments are charged to selling and administrative expenses upon the decision to close, replace or dispose of a store as soon as the amounts are reasonably estimated. At December 28, 2002 and December 29, 2001, the remaining retail repositioning reserve was $150,000 and $300,000, respectively. These amounts are included in other accrued liabilities on the consolidated balance sheets. It is expected that these costs will be completely expended by the end of 2003.

Financial instruments

     Our financial instruments consist of various debt facilities and cash equivalents. At December 28, 2002, the fair market value of the financial instruments was not materially different from the carrying value based on review of market quotes, where available, and market yields for similar instruments.

Supplementary disclosure of cash flow information

     Interest and taxes paid included in our cash flow from operations were as follows:

            (In thousands)
            -----------------  ----------  ----------  ----------
                                  2002        2001        2000
            -----------------  ----------  ----------  ----------
            Interest paid       $  2,051    $  1,352    $    851
            Taxes paid             3,537       5,523       4,873
            -----------------  ----------  ----------  ----------

     Non-cash investing and financing activities include capital lease obligations incurred for properties of $18,608,000, $13,933,000 and $0 for 2002, 2001 and 2000, respectively. Offsetting capital sublease receivables for 2002 and 2001 were $14,572,000 and $5,772,000, respectively.

Use of estimates

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Advertising costs

     Costs incurred for producing and communicating advertising are generally expensed when incurred.

Shipping and handling fees and costs

     We have historically presented shipping revenues as a component of net sales and the related costs of transporting goods to the warehouse as part of cost of products sold and the costs of shipping goods to customers as part of selling and administrative expenses. Shipping and handling costs included in selling and administrative expenses were $8,106,000, $6,660,000 and $5,567,000, in 2002, 2001, and 2000, respectively.

Reclassifications

     Certain 2001 and 2000 amounts previously reported have been reclassified to conform to the 2002 presentation.

New accounting pronouncements

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. Under SFAS No. 143, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

     In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." The most significant provision of SFAS No. 145 addresses the termination of extraordinary item treatment for gains and losses on early retirement of debt. The Company will be required to adopt the provisions of this standard beginning on December 29, 2002.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 nullifies EITF 94-3. Under SFAS No. 146, companies will record exit or disposal costs when they are "incurred" and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated fair value. SFAS No. 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002, earlier application is encouraged. The Company believes that the adoption of SFAS No. 146 will not have a significant impact on its consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123." This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 provides for voluntary adoption of the fair value method for entities with fiscal years ending after December 15, 2002. We have elected to continue to use the intrinsic value method for the fiscal year ending December 28, 2002 but have adopted the prominent disclosure provisions.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in note 6 to the consolidated financial statements. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

     The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

     As noted above the Company has adopted the disclosure requirements of the Interpretation (see note 6) and will apply the recognition and measurement provision for all guarantees entered into or modified after December 28, 2002.

Note 3
Acquisition

     On June 16, 2001, we acquired all of the outstanding common stock of DSI for approximately $30.2 million in cash (including assumption of funded debt). This acquisition has been accounted for under the purchase method of accounting, and the results of DSI have been included in our results from the date of acquisition. The purchase price was allocated to the fair market value of the assets acquired and the liabilities assumed. The purchase price allocation resulted in the recognition of goodwill of approximately $20.2 million.

Note 4
Long-Term Debt

     We entered into a loan agreement in June 2001 providing unsecured revolving credit facilities totaling $35,000,000 which expires April 30, 2004. This arrangement provides for borrowings at interest rates based on either the bank's prime rate or adjusted LIBOR plus 1%. Quarterly commitment fees are also paid at a rate of .0625% based on the average daily unused amount of the revolving credit facility. At December 28, 2002, the interest rate was 2.88% compared to 3.12% at December 29, 2001. There are no compensating balance requirements. At December 28, 2002 we had related debt outstanding from the revolving line of credit of $25,400,000 compared to $13,650,000 at December 29, 2001.

     Long-term debt at December 28, 2002 and December 29, 2001 consisted of the following:

          (In thousands)
          -------------------------------  ----------  ----------
                                              2002        2001
          -------------------------------  ----------  ----------
          Revolving line of credit          $ 25,400    $ 13,650
          Mortgage note, 9.675%, due in
           monthly installments of
           $33 including interest due
           through June 2012                       -       2,618
          Note payable, 3.0%, due in
           monthly installments of $5
           including interest due
           through July 2006                     240         304
          Note payable, 3.0%, due in
           monthly installments of
           $12 including interest due
           through 2007                          681           -
          Note payable, 2.0%, due in
           monthly installments of $8
           including interest due
           through 2004                          166         254
          Land contract, 10.0%, due in
           annual installments of $33
           through March 2003                     33          66
          -------------------------------  ----------  ----------
                                              26,520      16,892
          Less current maturities               (316)       (323)
          -------------------------------  ----------  ----------
          Long-term debt                    $ 26,204    $ 16,569
          ===============================  ==========  ==========

     At December 28, 2002, the fair value of the long-term debt was not materially different from carrying value. The revolving credit and term note agreements are collateralized by the net assets of the company and contains various covenants including, among others, the maintenance of defined working capital, net worth requirements, certain fixed charge coverage ratios, restrictions against pledging of or liens upon certain assets, mergers, significant changes in ownership and limitations on restricted payments. At December 28, 2002, we were in compliance with the requirements of all of our debt covenants.

     The total amount of long-term debt due in each of the fiscal years 2003 through 2007 will be $316,000, $25,679,000, $206,000, $175,000 and $144,000
respectively.

     Interest expense consisted of the following:

     (In thousands)
     --------------------     -----------     -----------     ----------
                                 2002             2001           2000
     --------------------     -----------     -----------     ----------
     Imputed interest-
      capital leases            $ 1,160         $   726         $  565
     Interest on
      long-term debt                821             584            287
     Other                            1              58             -
     --------------------     -----------     -----------     ----------
     Interest expense           $ 1,982         $ 1,368         $  852
     ====================     ===========     ===========     ==========

Note 5
Income Taxes

     The difference between the statutory federal income tax rate and the effective rate is summarized as follows:

     ----------------------------   ----------   ----------   ----------
                                       2002         2001         2000
     ----------------------------   ----------   ----------   ----------
     Federal income tax                34.0%        34.0%        34.0%
     State income taxes,
      net of federal income
      tax benefit                       5.1          4.7          4.8
     Other, net                        (0.5)        (0.7)        (0.8)
     ----------------------------   ----------   ----------   ----------
     Effective income tax rate         38.6%        38.0%        38.0%
     ============================   ==========   ==========   ==========

     Components of the provision for income taxes consisted of the following:

     (In thousands)
     ----------------------------   ----------   ----------   ----------
                                       2002         2001         2000
     ----------------------------   ----------   ----------   ----------
     Currently payable
       Federal                        $ 3,964     $ 3,888      $ 4,019
       State                              920         903          950
     Deferred                             178        (115)        (177)
     ----------------------------   ----------   ----------   ----------
     Provision for
     income taxes                     $ 5,062     $ 4,676      $ 4,792
     ============================   ==========   ==========   ==========

     The components of deferred income tax assets and liabilities at December 28, 2002 and December 29, 2001 were as follows:

     (In thousands)
     ----------------------------------    ------------    ------------
                                                2002           2001
     ----------------------------------    ------------    ------------
     Deferred income tax assets:
       Bad debt reserve                      $  1,757        $  1,346
       Accrued insurance                        1,114           1,238
       Capital leases                             951             770
       Vacation pay                             1,015             964
       Retail repositioning reserve                59             117
       Other                                      346             895
     ----------------------------------    ------------    ------------
     Total deferred income tax                  5,242           5,330
        assets
     ----------------------------------    ------------    ------------
     Deferred income tax
     liabilities:
        Property and equipment                 (2,065)         (1,887)
        Pension                                     -             (87)
     ----------------------------------    ------------    ------------
     Total deferred income tax
        liabilities                            (2,065)         (1,974)
     ----------------------------------    ------------    ------------
     Net deferred income tax assets          $  3,177        $  3,356
     ==================================    ============    ============


     We currently are not required to establish a valuation allowance for our deferred income tax assets. The net deferred income tax assets as of December 28, 2002 and December 29, 2001 were classified in the consolidated balance sheets as follows:

     (In thousands)
     ----------------------------------    ------------    ------------
                                               2002            2001
     ----------------------------------    ------------    ------------
     Current deferred income tax
        asset                                $  4,291        $  4,459
     Noncurrent deferred income tax
        liability                              (1,114)         (1,103)
     ----------------------------------    ------------    ------------
     Net deferred income tax assets          $  3,177        $  3,356
     ==================================    ============    ============

Note 6
Commitments and Contingent Liabilities

     As of December 28, 2002, we were contingently liable under guarantees of bank note agreements of wholesale customers totaling $15,387,000. All of the loan guarantees are substantially collateralized, principally with equipment and inventory, and to a lesser extent, with building facilities.

     Capital expenditure commitments for 2003 are approximately $14,800,000.

Note 7
Retirement Plans

     We have a trusteed retirement savings defined contribution plan, which includes provisions of Section 401(k) of the Internal Revenue Code, for the benefit of our non-union eligible employees. For FBDI, annual provisions were based on a mandatory 5% of eligible participant compensation and additional amounts at the sole discretion of the Board of Directors. For DSI, annual provisions are based on 1% of eligible participant compensation. Provisions for fiscal years 2002, 2001 and 2000 were $953,000, $1,317,000 and $975,000, respectively. Both plans allow participants to make pretax contributions. We then match certain percentages of employee contributions. Our matching contributions for 2002, 2001 and 2000 were $340,000, $230,000 and $95,000.

     We have union-administered multi-employer pension plans covering all hourly paid employees represented by collective bargaining agreements. Total pension expense was $2,216,000, $2,010,000 and $1,814,000 in fiscal years 2002, 2001 and
2000, respectively.

Note 8
Leases

     We lease most of our retail stores under lease agreements with original lease periods of 15 to 20 years and typically with five-year renewal options. Exercise of such options is dependent on, among others factors, the level of business conducted at the location. Executory costs, such as maintenance and real estate taxes, are generally our responsibility. In a majority of situations, we will enter into a lease for a store and sublease the store to a wholesale customer. When leases of this type are established, the future minimum lease payments due under the capital lease arrangements with our customers are recorded on our consolidated balance sheets as sublease receivables. Additionally, we lease transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some real estate leases contain contingent rental provisions based on sales volume at retail stores and some equipment leases contain contingent rental provisions based on miles traveled for tractors and trailers. Contingent rental expense associated with our capital leases and sublease income was not material to our consolidated financial statements.

     Capitalized leases were calculated using interest rates appropriate at the inception of each lease. A summary of real property utilized by us under capital leases at December 28, 2002 and December 29, 2001 is as follows:

     (In thousands)
     ----------------------------------     -----------     -----------
                                               2002            2001
     ----------------------------------     -----------     -----------
     Investments in leased property
      under capital leases                   $ 18,710        $ 14,675
     Less accumulated amortization             (5,075)         (4,071)
     ----------------------------------     -----------     -----------
     Property under capital leases, net      $ 13,635        $ 10,604
     ==================================     ===========     ===========

     Amortization of leased property under capital leases, included in selling and administrative expenses, amounted to $1,023,000, $619,000 and $411,000 in fiscal years 2002, 2001 and 2000, respectively.

     The following is a schedule of future minimum lease payments under capital leases and subleases and the present value of such payments as of December 28, 2002:

     (In thousands)
     ----------------------------------     -----------     -----------
                                              Capital         Capital
                                               Lease         Sublease
                                            Obligations     Receivables
     ----------------------------------     -----------     -----------
     2003                                        4,592           2,671
     2004                                        4,396           2,676
     2005                                        4,438           2,685
     2006                                        4,350           2,580
     2007                                        4,333           2,532
     2008-2022                                  40,619          24,345
     ----------------------------------     -----------     -----------
     Total minimum lease payments               62,728          37,489
     Less interest                             (23,865)        (14,075)
     ----------------------------------     -----------     -----------
     Present value of minimum
      lease payments and amounts
      receivable                                38,863          23,414
     Less current portion                       (1,898)         (1,082)
     ----------------------------------     -----------     -----------
     Long-term obligations and
      receivable                             $  36,965       $  22,332
     ==================================     ===========     ===========

     The following is a schedule of future minimum lease payments required under operating leases for retail stores, transportation equipment, corporate office space and office equipment that have noncancelable operating lease terms in excess of one year as of December 28, 2002:

         (In thousands)
         -------------------------------------       ---------------
         2003                                          $   11,835
         2004                                              11,185
         2005                                              10,502
         2006                                              10,076
         2007                                               9,948
         2008-2022                                         69,185
         -------------------------------------       ---------------
                                                       $  122,731
         Total minimum lease payments
         Less minimum amounts receivable
           under noncancelable subleases                  (91,266)
         -------------------------------------       ---------------
         Net minimum lease payments                    $   31,465
         =====================================       ===============

     Rental expenses, net of rental income from subleases, for all operating leases amounted to $7,024,000, $6,166,000 and $5,260,000 in fiscal years 2002,
2001 and 2000, respectively. These amounts include $1,278,000, $1,215,000 and $1,035,000, respectively, for contingent rentals.

Note 9
Stock Option Plans

     We have stock option plans which provide for the grant of either incentive or nonqualified stock options to key employees and nonqualified options to our independent directors. The exercise price of each option is equal to the market price of our stock on the date of grant. Options granted prior to year 2000, are exercisable for seven years from the date of grant. Options granted beginning in January 2000, are exercisable for ten years from the date of grant. The options granted to our key employees vest ratably over the first three years and the options granted to our independent directors vest immediately. Such vesting may be accelerated by the Stock Option Committee of the Board of Directors or upon a change in control of FBI, as defined by the plans.

     We have adopted the disclosure requirements of SFAS No. 123. Had we determined compensation cost based on the fair value at the grant date for stock options under SFAS No. 123, our net earnings would have been reduced to the following pro forma amounts below:

       (In thousands)
       ----------------------------    --------    --------    --------
                                         2002        2001        2000
       ----------------------------    --------    --------    --------
       Net earnings
         As reported                    $8,045      $7,636      $7,823
         Pro forma                       7,474       7,241       7,487
       ----------------------------    --------    --------    --------
       Earnings per share-diluted
         As reported                     $1.54       $1.45       $1.31
         Pro forma                       $1.44       $1.37       $1.26
       ============================    ========    ========    ========

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000:

       (In thousands)
       ----------------------------    ---------    ---------    ---------
                                          2002         2001         2000
       ----------------------------    ---------    ---------    ---------
       Dividend yield                     2.35%        2.25%        2.00%
       Expected volatility               31.13%       28.22%       25.01%
       Risk-free interest rate            4.39%        5.05%        6.57%
       Expected term of grant          6.5 years    7.0 years    5.5 years
       ============================    =========    =========    =========

     The fair values of each option granted in 2002, 2001 and 2000 were $5.45, $3.85 and $3.48, respectively.

     As of December 28, 2002, no incentive stock options have been granted. Following is a summary of the status of nonqualified stock options for the fiscal years 2002, 2001 and 2000:

         (In thousands)
         --------------------------   -----------   ----------------
                                                         Weighted
                                        Number           Average
                                       of Shares     Exercise Prices
         --------------------------   -----------   ----------------
         Shares under option at
          January 1, 2000               644,200         $11.70
            Granted                     187,200          11.84
            Exercised                  (200,100)          8.01
           Forfeited                    (28,600)         14.38
         --------------------------   -----------   ----------------
         Shares under option at
          December 30, 2000             602,700          12.85
            Granted                     332,000          12.56
            Exercised                  (117,000)          9.22
           Forfeited                   (189,000)         14.38
         --------------------------   -----------   ----------------
         Shares under option at
          December 29, 2001             628,700          12.91
            Granted                     174,000          18.22
            Exercised                   (65,700)         11.75
            Forfeited                   (20,167)         14.87
         --------------------------   -----------   ----------------
         Shares under option at
           December 28, 2002            716,833          14.25
         ==========================   ===========   ================

     The range of options outstanding at December 28, 2002 is as follows:

----------------------------------   ------------   -------------   ---------
Price Range per Share                $9.67-$14.25   $15.00-$18.85    Total
----------------------------------   ------------   -------------   ---------
Number of options outstanding           408,833        308,000       716,833
Weighted average exercise price
 outstanding                             $11.97         $17.28        $14.25
Number of options exercisable           193,843        168,000       361,843
Weighted average exercise price
 exercisable                             $12.12         $16.05        $13.94
Weighted average remaining
 contractual life (in years)               7.95           6.71          7.41
==================================   ============   =============   =========

     When options are exercised, we realize certain income tax benefits. These benefits resulted in a decrease in current income taxes payable and a corresponding increase in additional paid-in capital.

     Our nonqualified stock options were exercisable at weighted average per share prices of $13.94, $14.15 and $12.09 at December 28, 2002, December 29, 2001 and December 30, 2000, respectively.

Note 10
Common Stock

     On October 11, 2001, the Board of Directors declared a dividend of one common share purchase right for each outstanding share of our common stock, par value $.05. The dividend was payable on November 23, 2001 to the shareholders of record on November 9, 2001. The rights will be exercisable only if a person or group acquires 20% or more of our common stock or announces a tender offer, consummation of which would result in ownership by a person or group of 20% or more of the common stock. Each right will initially entitle shareholders to buy one share of our common stock at an initial exercise price of $50.00 per share, subject to adjustment. The rights do not have any voting rights or receive dividends and may be redeemed at a price of $.001 per right. If any person becomes a 20% or more shareholder of FBI, each right, other than those owned by the 20% shareholder, will (subject to certain limitations) entitle its holder to purchase, at the rights' then-current exercise price, a number of common shares of FBI or of the acquirer having a market value at that time of twice the rights' per share exercise price. The Board of Directors is also authorized to reduce the 20% threshold to not less than 10%. The rights expire on November 9, 2011, subject to extension.

Note 11
Earnings Per Share

     Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding and common stock equivalents during the year. Common stock equivalents used in computing diluted earnings per share related to stock options which, if exercised, would have a dilutive effect on earnings per share. We had antidilutive shares for 2002, 2001 and 2000 of 174,000, 217,500 and 441,000, respectively.

     Our calculations of earnings per share-basic and earnings per share-diluted were as follows:

       (In thousands)
       --------------------------    ---------   ---------   ---------
                                       2002        2001        2000
       --------------------------    ---------   ---------   ---------
       Net earnings available for
        common shareholders           $ 8,045     $ 7,636     $ 7,823
       Weighted average shares
        outstanding                     5,150       5,228       5,935
       Earnings per share-basic         $1.56       $1.46       $1.32
       --------------------------    ---------   ---------   ---------
       Net earnings available for
        common shareholders           $ 8,045     $ 7,636     $ 7,823
       Weighted average shares
        outstanding                     5,150       5,228       5,935
       Stock options' dilutive
        effect                             81          41          16
       Weighted average shares and
        equivalents outstanding         5,231       5,269       5,951
       Earnings per share-diluted       $1.54       $1.45       $1.31
       ==========================    =========   =========   =========

Note 12
Segment Reporting

     Our operations are classified into two reportable business segments, wholesale and retail. The operational performance of both wholesale and retail segments are managed and evaluated by management.

     The wholesale segment represents our business activities relating to food wholesale distribution. At December 28, 2002, we provided products to 74 franchised units, 27 corporate stores and a number of independent retail stores. The wholesale segment includes warehousing, transportation, manufacturing and other logistical functions, and derives its revenues primarily from the sale of groceries, produce, dairy, meat and cigarette products to our franchised, corporate and independent retail customers. Topco LLC was a major supplier to our wholesale segment in 2002 providing nearly 12% of total inventory for each of the last three years. Inventory purchases from Topco for 2002, 2001 and 2000 were $58,193,000, $55,703,000 and $50,442,000, respectively. The retail segment relates to our retail supermarket activities. Revenues are realized through the sale of groceries, dairy, produce, meat, bakery, deli and other merchandise by our corporate retail stores to retail consumers.

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

     Summarized financial information concerning our reportable segments is shown in the following table:

     (In thousands)
     ------------------------------   ----------   ----------   ----------
     Sales                               2002         2001         2000
     ------------------------------   ----------   ----------   ----------
     Wholesale sales                  $ 471,635    $ 451,934    $ 409,437
     Inter/Intracompany Sales          (157,768)    (143,156)    (114,910)
     ------------------------------   ----------   ----------   ----------
     Net wholesale sales                313,867      308,778      294,527
     Retail sales                       305,208      265,454      201,817
     ------------------------------   ----------   ----------   ----------
     Total                            $ 619,075    $ 574,232    $ 496,344
     ==============================   ==========   ==========   ==========

     ------------------------------   ----------   ----------   ----------
     Earnings before income taxes        2002         2001         2000
     ------------------------------   ----------   ----------   ----------
     Wholesale                        $   9,850    $   9,969    $   9,204
     Retail                               5,128        3,106        2,914
     ------------------------------   ----------   ----------   ----------
     Total operating income              14,978       13,075       12,118
     Interest income                        111          605        1,349
     Interest expense                    (1,982)      (1,368)        (852)
     ------------------------------   ----------   ----------   ----------
     Earnings before income taxes     $  13,107    $  12,312    $  12,615
     ==============================   ==========   ==========   ==========

     ------------------------------   ----------   ----------   ----------
     Capital Expenditures                2002         2001         2000
     ------------------------------   ----------   ----------   ----------
     Wholesale                        $   4,282    $   1,569    $     378
     Retail                               4,408        3,175        2,214
     Corporate                            4,983        1,239        2,753
     ------------------------------   ----------   ----------   ----------
     Total                            $  13,673    $   5,983    $   5,345
     ==============================   ==========   ==========   ==========

     ------------------------------   ----------   ----------   ----------
     Depreciation and Amortization       2002         2001         2000
     ------------------------------   ----------   ----------   ----------
     Wholesale                        $     984    $     926    $     829
     Retail                               4,113        4,705        3,001
     Corporate                            2,674        1,282        1,452
     ------------------------------   ----------   ----------   ----------
     Total                            $   7,771    $   6,913    $   5,282
     ==============================   ==========   ==========   ==========

     ------------------------------   ----------   ----------   ----------
     Identifiable Assets                 2002         2001         2000
     ------------------------------   ----------   ----------   ----------
     Wholesale                        $  45,181    $  38,556    $  31,185
     Retail                              73,442       69,403       28,077
     Corporate                           52,550       30,361       44,960
     ------------------------------   ----------   ----------   ----------
     Total                            $ 171,173    $ 138,320    $ 104,222
     ==============================   ==========   ==========   ==========

Unaudited Quarterly Financial Information

     We generally include sixteen weeks in our first quarter and twelve weeks in each subsequent quarter. Summarized quarterly and annual financial information for fiscal years 2002 and 2001 follows:

--------------------------------------------------------------------------------
(Dollars and shares in thousands,
except per share data)                Fiscal Year Ended December 28, 2002
--------------------------------------------------------------------------------
                                  First    Second    Third     Fourth     Year
------------------------------  --------  --------  --------  --------  --------
Net sales                       $184,139  $146,921  $141,860  $146,155  $619,075
Gross profit                      35,916    29,137    28,172    25,144   118,369
Net earnings                       1,914     1,910     1,443     2,778     8,045
Earnings per share - basic          0.37      0.37      0.28      0.54      1.56
Earnings per share - diluted        0.36      0.36      0.28      0.54      1.54
Weighted average shares and
 equivalents outstanding           5,265     5,270     5,207     5,175     5,231
------------------------------  --------  --------  --------  --------  --------


--------------------------------------------------------------------------------
(Dollars and shares in thousands,
except per share data)                Fiscal Year Ended December 29, 2001
--------------------------------------------------------------------------------
                                  First    Second    Third     Fourth     Year
------------------------------  --------  --------  --------  --------  --------
Net sales                       $153,821  $130,681  $144,042  $145,688  $574,232
Gross profit                      26,006    23,064    28,321    25,984   103,375
Net earnings                       1,855     1,741     1,490     2,550     7,636
Earnings per share - basic          0.34      0.33      0.30      0.50      1.46
Earnings per share - diluted        0.34      0.33      0.29      0.50      1.45
Weighted average shares and
 equivalents outstanding           5,519     5,251     5,097     5,133     5,269
------------------------------  --------  --------  --------  --------  --------

Common Stock Information

     Our common stock is traded over-the-counter on the Nasdaq Stock Market under the symbol FRSH. There are approximately 1,400 shareholders of our common stock. An analysis of high and low stock prices by quarter for the last three years is as follows:

-------   --------------   --------------   --------------   --------------   --------------
           First Quarter   Second Quarter    Third Quarter   Fourth Quarter        Year
-------   --------------   --------------   --------------   --------------   --------------
           High     Low     High     Low     High     Low     High     Low     High     Low
-------   ------  ------   ------  ------   ------  ------   ------  ------   ------  ------
2002      $21.53  $16.33   $18.72  $16.71   $17.30  $13.46   $15.61  $13.29   $21.53  $13.29
2001       13.00    9.75    14.75   11.75    16.75   13.70    18.99   14.00    18.99    9.75
2000       13.00    9.88    12.00   10.13    12.38   10.50    12.00   10.63    13.00    9.88
-------   ------  ------   ------  ------   ------  ------   ------  ------   ------  ------

     Cash dividends paid per share were:

------   -------------   --------------   -------------   --------------   -----
         First Quarter   Second Quarter   Third Quarter   Fourth Quarter    Year
------   -------------   --------------   -------------   --------------   -----
2002         $0.09            $0.09           $0.09            $0.09       $0.36
2001          0.09             0.09            0.09             0.09        0.36
2000          0.09             0.09            0.09             0.09        0.36
------   -------------   --------------   -------------   --------------   -----

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Statements

     Certain matters discussed in this report are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we believe, anticipate, expect or words of similar import. Similarly, statements that describe our future plans, objectives, strategies or goals are also forward-looking statements. Specifically, forward-looking statements include statements about (a) our strategic plan, including our five-year compound annual sales growth goals; (b) our plans to replace or remodel existing supermarkets, open additional corporate supermarkets and convert existing supermarkets to franchised supermarkets; (c) the expected effect of such plans on our sales and earnings; (d) our expectations regarding changes in our sales, gross margin, operating expenses and other measures of our performance in 2003; (e) the effect that our business information technology systems replacement project is expected to have upon our earnings; (f) the possibility that we might incur additional repositioning costs associated with underperforming and non-competitive supermarkets; and (g) the likelihood that we will not continue to repurchase as many shares of our common stock as we have in the past. Such forward-looking statements are subject to certain risks and uncertainties that may materially adversely affect the anticipated results. Such risks and uncertainties include, but are not limited, to the following: (1) the presence of intense competitive market activity in our market areas, including competition from warehouse club stores and deep discount supercenters; (2) the cost and results of our new business information technology systems replacement project; (3) our ability to identify and develop new market locations and/or acquisition candidates for expansion purposes and successfully open new market locations and/or acquire acquisition candidates in accretive transactions; (4) our continuing ability to obtain reasonable vendor marketing funds for promotional purposes; (5) the potential purchase of a significant number of our franchised supermarkets; (6) our continuing ability to purchase merchandise, equipment and supplies through a purchasing cooperative at prices lower than what are otherwise available; (7) our ability to continue to recruit, train and retain quality franchise and corporate supermarket operators;
(8) the potential recognition of repositioning charges resulting from potential closures, conversions and consolidations of our supermarkets due principally to the competitive nature of the industry and to the quality of our supermarket operators; and (9) our ability to integrate and assimilate the acquisition of Dick's Supermarkets, Inc. and to achieve, on a timely basis, the anticipated benefits and synergies thereof. We discuss these and other risk factors in Item 1 - Business - Risk Factors in our annual report on Form 10-K for our fiscal year ended on December 28, 2002. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements made herein and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date of this report and we disclaim any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Our Business

General

     We are a supermarket retailer and grocery wholesaler through corporate-owned, franchised and independent supermarkets. At the end of 2002, we owned and operated 27 supermarkets and franchised an additional 74 supermarkets, an increase of 2 franchised supermarkets since the end of 2001. These corporate and franchised supermarkets are sometimes collectively referred to in this Form 10-K as "our" supermarkets. Nineteen of our corporate supermarkets operate under the Piggly Wiggly(R) banner and eight of them operate under the Dick's(R) Supermarkets banner. All of our franchised supermarkets operate under the Piggly Wiggly banner. We are the primary supplier to all 101 supermarkets and also serve as a wholesaler to a number of smaller, independently operated supermarkets and convenience stores. All of our supermarkets and other wholesale customers are located in Wisconsin and northern Illinois.

     Our operations are classified into two segments, wholesale and retail. Our wholesale business derives its revenues primarily from the sale of groceries, produce, dairy, meat, bakery and deli items and other products to our franchised supermarkets and independent retail customers. We also supply these products to our corporate supermarkets, but those revenues are eliminated for accounting purposes in consolidation. We supply grocery, frozen food, and produce to our supermarkets through two distribution centers in Sheboygan, Wisconsin, which have an aggregate square footage of approximately 425,000 square feet. We also provide our supermarkets with fresh, frozen and processed meats, dairy, eggs and deli items through a third-party distribution facility in Milwaukee, Wisconsin. Additionally, we distribute items made in our Platteville, Wisconsin centralized bakery/deli production facility.

     Our retail business consists of our 27 corporate supermarkets. We earn our retail revenues by selling products purchased from our wholesale segment and other merchandise to retail consumers. Compared to our wholesale segment, our retail segment generates higher gross profit margins, but has higher selling and administrative expenses.

Our Growth Goals and Initiatives

     Historically, our revenue growth came in one of three ways. First, we increased our retail sales by expanding the size of our corporate supermarkets and replacing some of our corporate supermarkets with new, larger and more competitive supermarkets. Second, our wholesale business grew as some of our franchisees similarly expanded or replaced their supermarkets. Finally, we converted independent supermarkets in and around our market areas to our Piggly Wiggly(R) brand name. This approach led to a compound annual revenue growth rate of approximately 2.7% during the five-year period ending in 2000.

     In 2001, under the guidance of our Board of Directors, we adopted a new strategic plan which included a goal of trying to achieve a 15% compound annual growth rate in revenue for the five years beginning in 2001. Because the types of expansion opportunities that we had pursued in the past are relatively limited in and around our existing market areas and only resulted in nominal historical revenue growth, we decided to actively explore acquisitions of multiple-store supermarket chains, both within and outside of our current market areas, to help us achieve our revenue growth goals.

     In June 2001, we completed the acquisition of Dick's Supermarkets, Inc., our first multiple-store supermarket chain acquisition. In 2001, our revenue increased by 15.7% largely as a result of this acquisition and we achieved our 2001 revenue growth goal. Although we identified and explored acquiring several multiple-store supermarket chains and other opportunities in 2002, we did not acquire any of them. As a result, our revenue increased by 7.8% in 2002 and we did not meet our 2002 revenue growth goal.

     We still intend to pursue our growth targets by executing our strategic plan. However, we only intend to effect acquisitions that we believe can be accretive to our earnings and can increase shareholder value. While we have identified several potential acquisition candidates that appear to fit our criteria, we will continue to carefully review all potential acquisition candidates to ensure that our acquisitions are in the best interests of us and our shareholders. There is no assurance that we will be able to acquire any of them or, if we do, that such acquisitions will allow us to achieve our revenue growth goal, will be accretive to our earnings and increase our shareholder value.

Growth Initiatives in 2002

     In 2002 we made major improvements in our distribution operations, including moving our health and beauty care and general merchandise operations out of our existing distribution center and into a new 55,000 square foot facility. This freed up space for an expansion of our produce and grocery operations. We also expanded our warehouse capacity by approximately 30%.

     Some of our other significant growth-related accomplishments in 2002 included:

o Converting formerly independent operators into Piggly Wiggly franchised supermarkets in Cambridge and Oostburg, Wisconsin in August and November, 2002, respectively;

o Closing older franchised supermarkets and replacing them with new, larger and more competitive supermarkets in West Bend and Howard, Wisconsin in October and November, 2002, respectively; and

o    Opening a replacement corporate supermarket in Zion, Illinois in January
     2002.



Growth Initiatives in 2003

     In early 2004, we expect to open a new 40,000 square foot central deli and bakery operation in Platteville, Wisconsin. This new facility, which is approximately twice the size of our existing facility, will enable us to better serve our existing supermarkets and build the infrastructure to support our expected growth.

     The following projects are scheduled for completion in 2003:

o Expansion of the square footage of selling space of our Mosinee, Cross Plains and Mayville, Wisconsin franchised supermarkets;

o Replacement of existing franchised supermarkets with new, larger and more competitive supermarkets in Omro, Union Grove and Juneau, Wisconsin;

o Expansion of the square footage of selling of one of our Racine, Wisconsin corporate supermarkets;

o Replacement of a corporate supermarket with a new, larger and more competitive supermarket with a Pig Stop(R) gas station in Sheboygan, Wisconsin; and

o Opening new market corporate supermarkets in Kenosha, Wisconsin and Maquoketa, Iowa.

     We expect the increased sales from these projects will help at least partially offset the expected continued decreased sales in our supermarkets that face heightened competition.

Results of Operations

     The following tables set forth certain information regarding our results from 2000 through 2002 (in thousands, except per share data):

---------------------------  ---------  ---------  ---------  -------------------  -------------------
                                                                   Variance              Variance
---------------------------  ---------  ---------  ---------  -------------------  -------------------
                                                                2002      2001       2002      2001
                               2002       2001       2000     vs. 2001  vs. 2000   vs. 2001  vs. 2000
---------------------------  ---------  ---------  ---------  --------  ---------  --------  --------
Net sales                    $ 619,075  $ 574,232  $ 496,344  $ 44,843  $ 77,888      7.8%     15.7%
Retail sales                   305,208    265,454    201,817    39,754    63,637     15.0%     31.5%
Wholesale sales                313,867    308,778    294,527     5,089    14,251      1.6%      4.8%
Gross profit                   118,369    103,375     82,606    14,994    20,769     14.5%     25.1%
Selling and
 administrative expenses        95,620     83,387     65,206    12,233    18,181     14.7%     27.9%
Depreciation and
  amortization                   7,771      6,913      5,282       858     1,631     12.4%      30.9%
Operating income                14,978     13,075     12,118     1,903       957     14.6%      7.9%
Earnings before income
  taxes                         13,107     12,312     12,615       795      (303)     6.5%     (2.4%)
Net earnings                     8,045      7,636      7,823       409      (187)     5.4%     (2.4%)
Diluted earnings per share      $ 1.54     $ 1.45     $ 1.31    $ 0.09    $ 0.14      6.2%     10.7%
---------------------------  ---------  ---------  ---------  --------  ---------  --------  --------

------------------------------  --------  --------  --------  ------------------
                                                                   Variance
------------------------------  --------  --------  --------  ------------------
                                                                2002      2001
                                  2002      2001      2000    vs. 2001  vs. 2000
------------------------------  --------  --------  --------  --------  --------
Net sales                        100.0%    100.0%    100.0%      N/A      N/A
Retail sales                      49.3%     46.2%     40.7%      3.1%     5.5%
Wholesale sales                   50.7%     53.8%     59.3%     (3.1%)   (5.5%)
Gross profit                      19.1%     18.0%     16.6%      1.1%     1.4%
Selling and administrative
 expenses                         15.4%     14.5%     13.1%      0.9%     1.4%
Operating income                   2.4%      2.3%      2.4%      0.1%    (0.1%)
Earnings before income
 taxes                             2.1%      2.1%      2.5%      0.0%    (0.4%)
Net earnings                       1.3%      1.3%      1.6%      0.0%    (0.3%)
------------------------------  --------  --------  --------  --------  --------


2002 vs. 2001

Retail Sales

     The increase in our retail sales for 2002 compared to 2001 was primarily due to:

o Our acquisition of the Dick's Supermarket chain added $97.7 million to our retail sales for 2002, compared to $54.7 million for 2001 (when we only realized about six months of retail sales from Dick's); and

o Sales at our new replacement corporate supermarkets in Sheboygan, Wisconsin and Zion, Illinois that opened in August 2001 and January 2002, respectively, were higher than sales at the supermarkets they replaced.

     The increase in our retail sales as a result of these factors was partially offset by:

o Increased intense competitive activity in certain of our market areas, including competitive store openings affecting about one-third of our corporate stores and several of our franchised stores;

o Overall softness of the economy and rising unemployment rates, which reduce discretionary spending and tend to cause retail shoppers to reduce their spending by purchasing less expensive products from our supermarkets.


     Due primarily to the above factors, same store sales for our corporate and franchised supermarkets were virtually flat for 2002 compared to 2001. Same store sales represent sales of all corporate and franchised Piggly Wiggly supermarkets that were open throughout 2002 and 2001. Because the Dick's acquisition occurred in the second quarter of 2001, our Dick's sales were included in our same store sales figures for the second half of 2002 only. The inclusion of our Dick's stores, which have faced especially intense competition from several competitive store openings, in our same store sales comparisons contributed to our lower than expected same store sales. In contrast, in 2001, we achieved significant same store sales increases in part because of competitive store closures in several of our markets. Based on our internal wholesale price index, inflation has not had any significant effect on our retail sales in 2002.

Net Wholesale Sales

     Our net wholesale sales for 2002 increased nominally compared to 2001. The increase was largely due to our conversion of independent supermarkets to Piggly Wiggly supermarkets in Howard and Nekoosa, Wisconsin in October 2001 and in Cambridge, Wisconsin in August 2002. Additionally, our wholesale sales increased due to our March 2002 addition of a wholesale customer in Oostburg, Wisconsin that became a franchised supermarket in the fourth quarter of 2002. These increases were offset by wholesale sales decreases due to the continued softness in the economy, and competitive store openings in several of our markets, which decreased customer count at several of our franchised supermarkets and the amount that customers, on average, spent at these supermarkets. Based on our internal wholesale price index, inflation has not had any significant effect on our wholesale sales in 2002.

Gross Margin

     The significant improvement in our gross margin during 2002 was attributable primarily to the increase in our mix of retail sales to total sales resulting from the Dick's acquisition, a change in the mix of items sold and reduced sale markdowns in our supermarkets.

Selling and Administrative Expenses

     Our selling and administrative expenses increased significantly, as a percent of sales, during 2002 compared to 2001. This increase was attributable to:

o An increase in our percentage of retail sales to total sales resulting from the Dick's acquisition;

o A one-time $166,000 special assessment imposed by the Illinois United Food and Commercial Workers Health Benefits Fund to eliminate the amount by which the plan's liabilities exceed the value of its assets (we will pay this special assessment over the next two years, but we recognized the entire charge in 2002);

o Costs of $200,000 associated with our recent reaudit of our consolidated financial statements; and

o    A loss of $220,000 recognized on the sale of vacant real estate.

     Like many employers, we continue to be faced with the prospect of significant increases in our health care costs. The impact of these increases during 2002 was mitigated, in part, by our fall 2001 introduction of employee health plan cost sharing.

     Due to the competitive nature of the supermarket industry, some of our supermarkets continue to experience operational challenges in their marketplaces. As a result, some of these supermarkets have experienced financial and operational difficulties. In order to further improve our overall financial results, we actively evaluate various business alternatives to these operations. These alternatives include selling these supermarkets, converting franchised supermarkets into corporate supermarkets (and vice versa), closing supermarkets and implementing other operational changes. While we did not incur any significant retail repositioning expenses during the past few years, implementing any of these alternatives could result in our incurring significant repositioning or restructuring charges in 2003.

     From time to time, we incur significant realization charges or write-offs related to our underperforming supermarkets and wholesale customers. Our total 2002 and 2001 realization charges relating to wholesale bad debts and retail subsidies were $1.5 million and $2.1 million, respectively. These charges were included as a part of selling and administrative expense in our consolidated statements of earnings. The retail subsidy part of these charges, which was $430,000 for 2002 and $1.1 million for 2001, and represents a discretionary amount provided to certain new or underperforming retailers generally offset against our outstanding receivables balance for the store provided the subsidy.

Earnings

     Our increase in earnings was primarily due to the elimination of goodwill amortization as required by SFAS No. 142 (see note 2 to our consolidated financial statements). This was partially offset by increased interest expense. Our interest expenses increased due to our increased borrowings under our revolving line of credit to fund our on-going business information systems project and working capital requirements.

     Our earnings per share increased in 2002, compared to 2001, due to an increase in our earnings and a nominal decrease in our weighted average common shares and equivalents. The decrease in our diluted weighted average common shares and equivalents to 5,231,000 for 2002 from 5,269,000 for 2001 was due to repurchases of our shares, which was partially offset by the sale of shares to two local investors during the fourth quarter of 2001. Since our stock repurchase program commenced in January 1992, we have repurchased nearly 4.8 million shares, or approximately half of our common stock that was then outstanding. As of the end of 2002, $4.6 million remained available under our Board-authorized $30.0 million share repurchase plan. Because we intend to try to grow our business more rapidly than in the past, depending upon market conditions, the prevailing price of our shares, our cash requirements, the terms of our credit agreements and other factors, it is likely that we will repurchase fewer shares of our common stock in the future.

     Many of our peer companies measure the profitability of their sales using their net earnings to sales ratio. This ratio represents the net earnings margin realized from each dollar of sales. Our net earnings to sales was 1.30% during 2002, compared to 1.33% during 2001. This nominal decrease was primarily due to increased competition in some of our retail markets. Increased competition decreases our net earnings to sales ratio by decreasing customer count, requiring us to lower prices on certain products and causing customers to decrease the amount that they spend at our supermarkets.

2001 vs. 2000

Net Sales

     Information regarding our 2001 and 2000 sales is set forth in the following table (in thousands):

     ----------------------------   ----------------   ----------------
                                         2001                2000
     ----------------------------   ----------------   ----------------
     Net wholesale sales                $308,778           $294,527
     Retail sales                        265,454            201,817
     ----------------------------   ----------------   ----------------
     Total sales                        $574,232           $496,344
     ============================   ================   ================

     During 2001, our annual sales were a record $574.2 million, compared to $496.3 million for 2000. The increase of $77.9 million, or 15.7%, was due to increases in both wholesale and retail sales volume. Based on our internal wholesale price index, inflation did not have a significant effect on our sales in 2001. Same store sales for our corporate and franchised supermarkets increased 3.4% in 2001. Same store sales represent sales of all corporate and franchised Piggly Wiggly supermarkets that were open throughout 2001 and 2000.

Retail Sales

     Retail sales increased $63.6 million, or 31.5%, to $265.5 million in 2001, compared to $201.8 million in 2000. Our retail sales improved because:

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

Gross Margin

     Our gross margin increased from 16.6% in 2000 to 18.0% in 2001. This significant improvement was attributable to the increase in our mix of retail sales to total sales that resulted from the Dick's acquisition.

Selling and Administrative Expenses

     Our selling and administrative expenses, as a percent of sales, increased to 14.5% in 2001, compared to 13.1% in 2000. Most importantly, the increase in our mix of retail sales to total sales resulting from the Dick's acquisition led to a corresponding and anticipated increase in our selling and administrative expenses.

     Our total 2001 and 2000 realization charges relating to wholesale bad debts and retail subsidies were $2.1 million and $1.7 million, respectively. These charges were included as a part of selling and administrative expense in our consolidated statements of earnings. The retail subsidy part of these charges was $1.1 million for 2001 and $1.5 million for 2000.

Earnings

     Our 2001 operating income increased $1.0 million, or 7.9%, to $13.1 million, compared to $12.1 million in 2000. As a percent of sales, our operating income in 2001 was 2.3%, compared to 2.4% in 2000. After allocating wholesale operating profits on sales from our corporate supermarkets to our retail segment, our wholesale segment generated operating income of $10.0 million in 2001, an increase of $0.8 million, or 8.3%, compared to $9.2 million in 2000. Our retail segment generated operating income of $3.1 million, an increase of $0.2 million, or 6.6%, compared to $2.9 million in 2000.

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

     Our 2001 net earnings to sales ratio was 1.33%, compared to 1.58% in 2000. The decrease in our net earnings to sales ratio was primarily due to the increase of approximately $54.7 million of retail sales that resulted from the Dick's acquisition without a corresponding proportional increase in earnings.

     As a result of continued stock repurchases in 2001, our diluted earnings per share for 2001 increased 10.7% to $1.45 from $1.31 in 2000. Our weighted average common shares and equivalents were 5,269,000 and 5,951,000 for 2001 and 2000, respectively.

Liquidity and Capital Resources

Summary

     At December 28, 2002, we had cash and equivalents totaling $14.3 million. At the end of 2001, cash and equivalents aggregated $11.5 million. Our net cash inflow of approximately $2.8 million was attributable to various operational, investing and financing activities described below. Our working capital position at December 28, 2002 was $28.8 million, compared to $19.1 million at December 29, 2001. Our current ratio at December 28, 2002 was 1.56 to 1.00, compared to
1.39 to 1.00 at December 29, 2001. As of December 28, 2002, we had unsecured revolving bank credit facilities aggregating $35.0 million, with $9.6 million remaining available for use. Our revolving facility requires us to maintain certain minimum levels of working capital and net worth. The facility also requires us to meet or exceed certain ratios intended to measure our ability to repay amounts we may borrow under the facility. Finally, the credit facility contains limitations upon our ability to take certain other actions, such as borrowing additional funds from other lenders. Our current working capital levels provide us with a very favorable and strong liquidity position.

Cash Flows From Operating Activities

     The cash inflows from our wholesale segment occur when our retail supermarket customers pay us. The cash disbursements from both of our segments occur when we pay our suppliers. Because these payments are relatively large, our cash inflows and outflows fluctuate depending on the timing of the receipt of payments from our wholesale customers and the timing of payments to our suppliers. For 2002, our net cash generated from operations was $8.3 million, compared to $5.4 million for 2001.

Cash Flows From Investing Activities

     For 2002, our net cash outflows from investing activities totaled $12.9 million, compared to $30.9 million for 2001. Our acquisition of Dick's Supermarkets accounted for $27.5 million of our 2001 investing cash outflow. For 2002, investing cash outflows for capital items was nearly $13.7 million, compared to $6.0 million for 2001. Approximately $4.2 million of our investing outflow for 2002 related to expenditures from the expansion of our distribution centers and approximately $4.3 million of our capital expenditures were for our ongoing systems project. Additionally, expenditures for retail equipment and fixtures for 2002, including those associated with Dick's, were approximately $4.4 million and corporate office technology expenditures were approximately $.8 million.

Cash Flows From Financing Activities

     For 2002, our net cash inflows from financing activities totaled approximately $7.3 million compared to nearly $5.8 million for 2001. Additional borrowing under our revolving credit facility was the primary source of financing cash inflows in 2002 and 2001. In the second quarter of 2001, we entered into a $35.0 million bank revolving credit facility. We borrowed $12.5 million under our revolving credit facility to fund a portion of the purchase price of Dick's Supermarkets, Inc. in June of 2001. Subsequently, in both 2001 and 2002 we borrowed additional amounts to fund our systems project and working capital requirements, including our increased working capital requirements due to the Dick's acquisition. We owed approximately $25.4 million under our revolving credit facility at the end of 2002, compared to approximately $13.7 million owed at the end of 2001.

     The increase in our net financing cash inflow in comparison to 2001 was also due to the lower number of shares of common stock repurchased. In 2002 we repurchased approximately 136,000 shares of our common stock for an aggregate price of $2.3 million (an average per share price of $17.07) compared to approximately 743,000 shares aggregating $9.7 million for 2001 (an average per share price of $13.00).

     Our ratio of total liabilities to shareholders' investment at the end of 2002 was up from the end of 2001 to 2.09 from 1.73.

     As of December 28, 2002 approximately $4.6 million of the Board of Directors' authorized $30.0 million stock repurchase program remained available for additional stock repurchases.

Major 2003 Commitments

     During the second quarter of 2001, we announced a $15.0 million, three-year capital expenditure project to replace and expand our current business information systems. The new systems are expected to support our growth plans and provide improved operational efficiencies and cost savings. The project, which is expected to be rolled-out over a three-year period, includes four critical phases. The first two phases, the core infrastructure and the systems related to our wholesale business operations, are expected to be completed during the first quarter of 2003. The final two phases, related to our retail pricing and promotional card marketing, and human resources, payroll and financial reporting systems, are projected to be completed by the end of 2005. We have also expanded this project to include the front-end systems of our stores, including our point-of-sale equipment and software. This expansion will add approximately $5.0 million to the total project cost. Each project is expected to be funded partially with cash generated by our operations. In addition, other financing sources are available to us, including borrowings under our existing revolving credit agreement. Expenditures and commitments for the systems project were approximately $2.7 million during 2001 and approximately $4.3 million during 2002.

     Our 2003 capital budget is approximately $14.8 million, compared to our actual 2002 spending of $13.7 million. Approximately $7.9 million of our 2003 budget has been committed for corporate retail projects, upgrades and replacement supermarkets, $1.3 million for the distribution center and bakery/deli manufacturing facility, $4.4 million has been committed to our business systems project and $1.2 million has been committed for other technology-related projects and office renovations. Our 2003 capital budget does not include any amounts that may be required to acquire any multiple-store supermarket chains or fund any similar opportunities.

Other Capital Commitments - Contractual Obligations

     The following chart sets forth information regarding our major contractual obligations (in thousands):

-----------------------------  -------------------------------------------------
Contractual Obligations                     Payments Due by Period
-----------------------------  -------------------------------------------------
                                         Less Than    Years     Years   After 5
                               Total      1 Year       1-3       4-5     Years
-----------------------------  --------  ---------  --------  --------  --------
Operating lease obligations    $122,731   $ 11,835  $ 31,763  $ 19,426  $ 59,707
Capital lease obligations        62,728      4,592    13,184     8,524    36,428
Long-term debt                   26,520        316    26,060       144         -
Total contractual obligations  $211,979   $ 16,743  $ 71,007  $ 28,094  $ 96,135
-----------------------------  --------  ---------  --------  --------  --------

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

     In 2002, our operating lease obligations (which included both real estate and equipment subleases) decreased from $142.9 million to $122.7 million primarily due to lease payments made during 2002. The amount owed to us in 2002 by our franchisees under real estate subleases decreased from $100.3 million to $91.3 million. Forty-eight different franchisees have entered into subleases with us and no single franchisee (or group of related franchisees) owes us more than $4.0 million under subleases. In addition to the amounts set forth in the table above, some of our operating leases contain contingent rent provisions based on sales volume (for supermarkets) or miles traveled (for transportation equipment). Contingent rent paid in 2002 and 2001 was $1.3 million and $1.2 million, respectively.

Capital Lease Obligations

     Under generally accepted accounting principles, leases are categorized as "capital leases" if any of these conditions occur: (a) the lease transfers ownership to us; (b) the lease contains a purchase option with a price that is well below the expected market price; (c) the lease term is equal to 75% or more of the estimated life of the asset being leased; or (d) the present value of the lease payments on the date the lease is entered into equals or exceeds 90% of the market value of the leased property. Our lease for one of our distribution centers and 19 of our 80 supermarket leases are accounted for as capital leases because the present value of the total rent payments equaled or exceeded 90% of the market value of the leased property on the date that the leases were first entered into.

     In 2002, the amount we owed under our supermarket and distribution center capital leases increased 64.2% from $38.2 million to $62.7 million, and the amount owed to us by our franchisees under related supermarket subleases increased 141.7% from $17.5 million to $37.5 million. These increases were due to six new supermarket leases that we entered into in 2002 being categorized as capital leases. In the past, such leases would have likely been treated as operating leases. Our new leases were accounted for as capital leases because of the substantial decrease in the interest rate that we used to calculate the present value of the payments under our leases. This decreased interest rate was the result of a decrease in our borrowing rate.

     Under generally accepted accounting principles, obligations under capital leases, but not operating leases, are recorded as long-term liabilities on our consolidated balance sheets. The present value of our long-term obligations under our capital leases, as of December 28, 2002, was $37.0 million. In addition, $1.9 million of rent payments are due under our capital leases in 2003. The liabilities related to our capital leases recorded on our December 28, 2002 consolidated balance sheet is $23.8 million lower than the total amounts due under these leases because, under generally accepted accounting principles, we must record the present value of these payments in our consolidated balance sheet.

Long-Term Debt

     Approximately $25.4 million of the debt included in the table above is an amount we borrowed under our $35.0 million revolving credit facility. Because our revolving credit facility expires on April 30, 2004, we have included the amounts we owe under this agreement as a debt that must be repaid in the next 1-3 years. However, as is customary with revolving loan agreements, it is likely that we will seek to extend the term of this facility prior to its expiration date. If the term of this facility is extended, we will not have to repay the amounts due under this facility until the new expiration date.

Other Capital Commitments - Other Commercial Commitments

     The following chart sets forth information regarding certain of our contingent commercial commitments (in thousands):

-----------------------------  -------------------------------------------------
Other Commercial Commitments       Amount of Commitment Expiration by Period
-----------------------------  -------------------------------------------------
                                         Less Than    Years     Years   After 5
                               Total      1 Year       1-3       4-5     Years
-----------------------------  --------  ---------  --------  --------  --------
Standby letters of credit      $  3,475   $     -   $  3,475   $     -   $    -
-----------------------------  --------  ---------  --------  --------  --------
Guarantees                       15,387     6,351      7,135     1,901        -
-----------------------------  --------  ---------  --------  --------  --------
Total commercial commitments   $ 18,862   $ 6,351   $ 10,610   $ 1,901   $    -
-----------------------------  --------  ---------  --------  --------  --------

Standby Letters of Credit

     We self-insure a portion of our workers' compensation and general liability claims. We currently have two standby letters of credit for $2.0 million and $1.5 million, both of which were established in connection with these self-insurance programs. Our letters of credit provide funds to cover claims if we are unable to pay. Letters of credit of this type are common when a company self-insures these types of liabilities. Although both of our letters of credit expire on December 31, 2003, we expect to renegotiate these letters of credit or enter into one or more letters of credit effective as of January 1, 2004.

Wholesale Customer Guarantees

     We typically provide short-term financing to our franchisees and some of our wholesale customers for costs associated with the purchase of facilities, equipment and inventory for new or remodeled franchised supermarkets. This financing is typically refinanced within one to two months following project completion with bank loans guaranteed by us. All of these loan guarantees are collateralized, principally by the franchisee's equipment and inventory and, in some cases, with their building facilities.

Critical Accounting Policies

     The following are certain important accounting policies we used to prepare our consolidated financial statements. You should also review our notes to consolidated financial statements for information regarding our other accounting polices.

Receivables

     The majority of our receivables are from our wholesale customers, most of which are our franchisees. We record our receivables net of the allowance for doubtful accounts. We establish reserves for doubtful accounts whenever we believe that we may not be paid in full by one or more of our customers. Our allowances for doubtful accounts were $4.5 million at the end of 2002 compared to $3.5 million at the end of 2001.

Inventory

     Many companies value their inventory based on the lower of their cost or market value. Most companies use one of two methods to determine their inventory cost. The first such method is the "last-in, first-out," or LIFO, method. Under the LIFO method, the cost assigned to the items sold is based on the cost of the most recent items purchased. As a result, the cost of the first such items purchased remain in inventory and the cost of these items are used to value ending inventory. The second method is the "first-in, first-out," or FIFO, method. Under the FIFO method, the value of items sold is based on the cost of the first such items purchased. As a result, the cost of the last such items purchased remain in inventory and the cost of these items are used to value ending inventory. During periods of inflation, the use of the LIFO method will result in higher cost of products sold, lower ending inventory values and lower earnings compared to the FIFO method.

     We value our inventory at the lower of our cost or market value. At December 28, 2002, the cost of approximately 87% of our inventory was valued using the LIFO method and 13% of our inventory was valued using the FIFO method. During 2002, our "LIFO reserve" increased from $9.7 million to $10.0 million. This means that if we used the FIFO method rather than the LIFO method, our 2002 earnings would have been increased by approximately $0.3 million.

Self-Insurance

     The company is primarily self-insured for workers' compensation and general liability claims. The self-insurance claim liability is determined based on claims filed and an estimate of claims incurred but not yet reported. Projections of the losses are employed due to the high degree of variability in the liability estimates. Some factors affecting the uncertainty of claims include the timeframe of development, settlement patterns, litigation and adjudication direction and medical treatment and cost trends. The liability is not discounted.

Retail Repositioning Reserve

     We estimate our future retail repositioning expenses associated with underperforming, non-competitive supermarkets based on our evaluation of the performance of each of our supermarkets and establish an appropriate reserve for such amounts. At the end of 2002, our retail repositioning reserve was $0.2 million. The majority of this reserve represents our estimate of the cost of maintaining the real estate of recently closed supermarkets. In addition, we may implement operational changes with respect to one or more of our supermarkets (such as converting one or more franchised supermarkets into corporate supermarkets (or vice versa), closing them or implementing other operational changes) in 2003. If any of these possibilities occur, our actual costs would exceed this reserve.