Form 10-K/A, Exhibit 13
period 2001-12-29
FRESH BRANDS INC
filed 2003-05-13
CIK 1135431

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

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Fresh Brands, Inc.:

We have audited the accompanying consolidated balance sheets of Fresh Brands, Inc. (formerly known as Schultz Sav-O Stores, Inc.) and subsidiaries as of December 29, 2001, December 30, 2000 and January 1, 2000 and the related consolidated statements of earnings, shareholders' investment and cash flows for each of the years in the three-year period ended December 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresh Brands, Inc. and subsidiaries as of December 29, 2001, December 30, 2000 and January 1, 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1, these consolidated financial statements have been restated. These consolidated financial statements were previously audited by auditors that have ceased operations.



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